     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 1996.


                                                      REGISTRATION NO. 333-06045
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------

                            PHARMACIA & UPJOHN, INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                           2834                          98-0155411
 (State or other jurisdiction
    of incorporation or          (Primary Standard Industrial           (I.R.S. Employer
       organization)             Classification Code Number)         Identification Number)

                          ---------------------------

                KNYVETT HOUSE                               CORPORATION TRUST COMPANY
                THE CAUSEWAY                                   1209 ORANGE STREET
    STAINES, MIDDLESEX TW18 3BA, ENGLAND                   WILMINGTON, DELAWARE 19801
           (011)(44-181) 956-0043                                (312) 658-7581
 (Address, including zip code, and telephone         (Name, address, including zip code, and
                    number,                                         telephone
    including area code, of Registrant's            number, including area code, of agent for
                  principal                                         service)
             executive offices)
                                  ---------------------------
                                            Copies to:
      NEIL T. ANDERSON, ESQ.          SCOTT D. MILLER, ESQ.           JAMES M. BARTOS, ESQ.
       SULLIVAN & CROMWELL             SULLIVAN & CROMWELL             SHEARMAN & STERLING
         125 BROAD STREET               ST. OLAVE'S HOUSE                199 BISHOPSGATE
     NEW YORK, NEW YORK 10004           9A IRONMONGER LANE           LONDON EC2M 3TY, ENGLAND
          (212) 558-4000             LONDON EC2V 8EY, ENGLAND         (011)(44-171) 920-9000
                                      (011)(44-171) 710-6500

                          ---------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the Securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than Securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                          ---------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION


                PRELIMINARY U.S. PROSPECTUS DATED JULY 23, 1996


                            LOGO: PHARMACIA & UPJOHN

                       46,000,000 SHARES OF COMMON STOCK
                            ------------------------

    Of the 46,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), of Pharmacia & Upjohn, Inc., a Delaware corporation (the
"Company"), offered,          shares are being offered hereby in the United
States and Canada (the "U.S. Offering"),          shares are being offered
outside the United States and Canada and outside the Nordic countries (the
"International Offering"), and          shares are being offered in the Nordic
countries (the "Nordic Offering" and, together with the U.S. Offering and the International Offering, the "Global Offering"). The public offering price and the aggregate underwriting discount per share are identical for all offerings. See "Underwriting". The numbers of shares offered in the U.S., International and Nordic Offerings shown above are indicative amounts only. The number of shares actually sold in each Offering may be more or less than such amounts. See "Prospectus Summary -- The Global Offering".


     All of the shares of Common Stock offered in the Global Offering are being sold by AB Volvo, a Swedish limited liability company ("Volvo" or the "Selling Stockholder"). See "Selling Stockholder". The Company will not receive any of the proceeds from the sale of the shares of Common Stock offered in the Global Offering.


     The Common Stock is listed on the New York Stock Exchange, Inc. ("NYSE") under the symbol "PNU" and on the Stockholm Stock Exchange ("SSE") as Swedish Depositary Shares under the symbol "PH&U" and is quoted on the SEAQ International System operated by the London Stock Exchange Limited ("SEAQ International"). On July 22, 1996, the last sale price for the Common Stock, as reported on the NYSE Composite Tape, was $40.625 per share. See "Market Price Information".


     MORGAN STANLEY & CO. LIMITED is acting as financial adviser to the Company.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
     THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
        ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------
                                                                                                     PROCEEDS TO
                                                           PRICE              UNDERWRITING             SELLING
                                                         TO PUBLIC            DISCOUNT(1)            STOCKHOLDER
                                                    --------------------  --------------------  --------------------
- --------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock.........................  $                     $                     $
- --------------------------------------------------------------------------------------------------------------------
Total(2)..........................................  $                     $                     $
- --------------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------------


(1) Each of the Company and the Selling Stockholder has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriters may be required to make in respect thereof. See "Underwriting".

(2) The Selling Stockholder has granted to the Underwriters options exercisable at the discretion of the Global Coordinators for 30 days after the date of this Prospectus to purchase up to an aggregate of 6,900,000 additional shares of Common Stock in the Global Offering at the public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If the option granted to the U.S. Underwriters to purchase up to additional shares of Common Stock is exercised in full, the total price to public, underwriting discount and proceeds to Selling Stockholder
     of the U.S. Offering will be $      , $      and $      , respectively. See
     "Underwriting".

                            ------------------------

     The shares of Common Stock are offered severally by the U.S. Underwriters, as specified herein, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the U.S. Underwriters and certain other conditions. The U.S. Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York on or about July   , 1996.

                            ------------------------

                Joint Global Coordinators and Joint Bookrunners

GOLDMAN, SACHS & CO.                                         MERRILL LYNCH & CO.
                            ------------------------
MERRILL LYNCH & CO.                                         GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.
                                    J.P. MORGAN & CO.

                                                   MORGAN STANLEY & CO.
                                                               INCORPORATED
                            ------------------------

               The date of this Prospectus is             , 1996.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the U.S. Securities and Exchange Commission (the "Commission") by the Company (File No. 1-11557) pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") are incorporated by reference in this Prospectus:

     1. The Company's Amended Annual Report on Form 10-K/A for the year ended December 31, 1995;
     2. The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1996;
     3. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on October 24, 1995; and

     4. The Company's Current Report on Form 8-K/A filed on July 2, 1996 and Current Report on Form 8-K filed on July 8, 1996.


     All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the date of the termination of the Global Offering shall be deemed to be incorporated by reference in this Prospectus and thereby deemed to be part of this Prospectus from the date of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of the Prospectus except as so modified and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

     COPIES OF ANY DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS) MAY BE OBTAINED WITHOUT CHARGE BY ANY PERSON (INCLUDING ANY BENEFICIAL OWNER) TO WHOM A PROSPECTUS IS DELIVERED BY CONTACTING THE COMPANY AT KALAMAZOO, MICHIGAN 49001-0199, TELEPHONE: (616) 833-5918,
ATTENTION: INVESTOR RELATIONS.
                            ------------------------

                            DEFINITIONS, TRADEMARKS


     In this Prospectus, references to the "Company" are to Pharmacia & Upjohn, Inc. and references to "Pharmacia & Upjohn" are to Pharmacia & Upjohn, Inc. and its consolidated subsidiaries. In this Prospectus, references to "$" are to United States dollars, to "SEK" are to Swedish kronor, to "U.S." are to the United States of America and to "EU" are to countries in the European Union.



     Product names appearing in this Prospectus with all letters capitalized are trademarks of the Company or its subsidiaries or trademarks of other companies. The first appearance of any such trademark in this Prospectus is marked by an
(R). LUVOX is a trademark of Solvay Duphar B.V. ZOVIRAX is a trademark of Burroughs Wellcome Co.

                            ------------------------

     IN CONNECTION WITH THE GLOBAL OFFERING, CERTAIN MARKET MAKERS ON SEAQ INTERNATIONAL THAT ARE UNDERWRITERS OR THAT ARE AFFILIATED WITH UNDERWRITERS MAY ENGAGE IN "PASSIVE MARKET MAKING" TRANSACTIONS IN THE SHARES BEING OFFERED HEREBY ON SEAQ INTERNATIONAL DURING THE PERIOD FROM THE CLOSE OF BUSINESS
(LONDON TIME) ON JULY   , 1996 THROUGH COMPLETION OF THE GLOBAL OFFERING (THE
"RESTRICTED PERIOD") PURSUANT TO AN EXEMPTION FROM THE PROVISIONS OF RULE 10B-6 UNDER THE EXCHANGE ACT GRANTED BY THE COMMISSION. SEE "UNDERWRITING".


     IN CONNECTION WITH THE GLOBAL OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SHARES OFFERED HEREBY AND SWEDISH DEPOSITARY SHARES REPRESENTING SHARES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, ON SEAQ INTERNATIONAL, ON THE STOCKHOLM STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following is a summary only and is qualified by the detailed information appearing elsewhere in this Prospectus and the documents incorporated herein by reference.

                                  THE COMPANY

     Pharmacia & Upjohn is a global pharmaceutical group engaged in the research, development, manufacture and sale of pharmaceutical and healthcare products. In 1995, Pharmacia & Upjohn had consolidated net sales of $6.95 billion and net earnings of $738.7 million. Pharmacia & Upjohn has a product portfolio with sales in excess of $500 million in each of six therapeutic areas: infectious disease, metabolic disease, critical care and thrombosis, central nervous system ("CNS"), oncology and women's health. Pharmacia & Upjohn's total research and development expenditures exceed $1 billion annually. Research is being focused on five core areas: infectious disease, metabolic disease, CNS, oncology and inflammation. Pharmacia & Upjohn sells its prescription pharmaceuticals in over 100 countries.

     The Company was incorporated under the laws of the State of Delaware in 1995 for the purpose of facilitating the combination (the "Combination") of Pharmacia Aktiebolag ("Pharmacia") and The Upjohn Company ("Upjohn"). The Combination sought to take advantage of certain synergies between Pharmacia and Upjohn in fundamental research, product development, manufacturing and sales and marketing, in order both to increase Pharmacia & Upjohn's combined revenues and to reduce its costs. Management believes that the benefits that Pharmacia & Upjohn has realized and expects to realize from the Combination should improve its competitive position and profitability. These benefits include:


     Substantial Reduction in Costs. In connection with the Combination, management initiated a restructuring plan with a target of annual cost savings by 1998 of $500 million (pre-tax), which included a workforce reduction of 4,100 employees by December 1998. The Company believes that achieving such cost reductions should significantly improve operating margins. As of May 31, 1996, management has achieved a net workforce reduction of 2,100 employees. Since the Combination, management has identified other areas of potential cost savings, such as manufacturing and supply, which it believes will enable it to further reduce costs by the year 2000. Pharmacia & Upjohn intends to close 23 of its existing 56 manufacturing plants by the year 2000.


     Strong Product Portfolio. The Combination has provided Pharmacia & Upjohn with a strong product portfolio. Pharmacia & Upjohn generates sales in excess of $500 million in each of six therapeutic areas. In 1995, Pharmacia & Upjohn's top nine products accounted for approximately 30 percent of net sales, with no single product accounting for more than 6 percent of net sales. A majority of these products either have not had patent protection for several years or benefit from patent protection that does not expire in the near term. See "Business -- Prescription Pharmaceutical Products".


     Strong Product Pipeline. The integration of the product development efforts and pipelines of pharmaceutical products of the predecessor companies has resulted in significantly more prospects for new product introductions for the Company. Currently, Pharmacia & Upjohn has approximately 25 products or product line extensions which are in the late development stage or approval process or have recently been approved. Recently approved products include XALATAN(R) in the U.S. and Sweden for glaucoma, GENOTROPIN(R) in the U.S. for growth disorders, CABASER(R) in the EU for Parkinson's disease, ESTRING(R) in the U.S. and Germany for estrogen deficiency and CAMPTOSAR(R) in the U.S. for refractory colorectal cancer. In August 1995, CAVERJECT(R) was launched in the U.S. for erectile dysfunction. Products currently in the approval process include RESCRIPTOR(R) for HIV/AIDS. Products currently in the late development stage include REMISAR(R) for bladder cancer, DETRUSITOL(R) for urge incontinence and pramipexole for Parkinson's disease. See "Business -- Research and Development".

     Complementary Core Competencies in Research and Development. The Combination has provided Pharmacia & Upjohn with critical mass to improve and maintain its competitive position. As a result of the Combination, Pharmacia & Upjohn has research and development ("R&D") resources which enhance its ability to develop commercially attractive new products more efficiently. The complementary research expertise of Pharmacia in molecular biology and Upjohn in advanced chemistry is expected to strengthen research capabilities and contribute to a reduction in overall development time for new products. As part of Pharmacia & Upjohn's increased focus on high-priority projects, a thorough review of R&D projects was undertaken. As a result, approximately 20 percent of the number of projects then under development was targeted to be discontinued or licensed out, enabling additional resources to be devoted to higher priority projects. Despite the dedication of resources to effecting the Combination, Pharmacia & Upjohn's product development efforts have met or exceeded the original timetable.

     Integrated Global Sales Force. Pharmacia & Upjohn believes that its ability to cross-sell its combined range of products through its global sales force will provide economies of scale in its sales and marketing activities as well as expand market access for many current and expected products. Historically, Pharmacia's major markets were in Europe and Asia, while Upjohn had a strong selling presence in the U.S. and the Pacific Rim. The combination of a complementary product range and an integrated sales force active in multiple geographical markets has significantly strengthened Pharmacia & Upjohn's sales and marketing capabilities.

     New Management Structure. Pharmacia & Upjohn has adopted a management structure based on centralized strategic steering and decentralized operational responsibility, implemented through Pharmacia & Upjohn's pharmaceutical product centers in the U.S., Sweden and Italy. Pharmacia & Upjohn is capitalizing on the R&D, product development and sales and marketing expertise that it has developed locally to expedite product commercialization in multiple markets.

     Management's priority has been to complete the integration of the two predecessor companies as rapidly as possible in order to realize the projected cost savings and other synergies. Management is now also directing its focus toward expanding Pharmacia & Upjohn's business by developing and solidifying leadership positions in core therapeutic areas. Management is concentrating on improving sales growth and operating margins.


     In the near to medium term, management is focusing on the commercialization of recently introduced products and products in late stage development. As a foundation for long-term development, management is concentrating its research activities in five core areas of significant unmet medical needs: infectious disease, metabolic disease, CNS, oncology and inflammation. In addition, management is evaluating strategic opportunities, including acquisitions, alliances, licensing agreements and research collaborations, to supplement its organic development, as well as divestitures of non-core businesses or product lines.

                              THE GLOBAL OFFERING

Shares of Common Stock offered by the Selling Stockholder:(1)
     U.S. Offering...........................  shares
     International Offering..................  shares
     Nordic Offering.........................  shares
                                               ------------
          Total..............................  46,000,000 shares


Allocations..................................  The numbers of shares offered and sold in the
                                               U.S., International and Nordic Offerings
                                               (including upon exercise of the over-allotment
                                               options) are subject to reallocation without
                                               limitation.
Shares of Common Stock outstanding...........  Immediately prior to the Global Offering,
                                               508,642,859 shares of Common Stock were issued
                                               and outstanding. No shares will be issued by
                                               the Company in connection with the Global
                                               Offering.
Listing and Trading..........................  Shares of Common Stock are traded on the NYSE under the symbol "PNU" and are quoted on SEAQ
                                               International. Swedish Depositary Shares, each
                                               representing one share of Common Stock, are
                                               traded on the SSE under the symbol "PH&U".


- ---------------
(1) Does not include an aggregate of 6,900,000 shares of Common Stock that are subject to the over-allotment options granted by the Selling Stockholder to the Underwriters. See "Underwriting".

                              SELLING STOCKHOLDER


     Volvo's operations are concentrated in the automotive and transport equipment industries. Immediately prior to the Global Offering, the Selling Stockholder owned 69,765,766 shares of Common Stock, or approximately 13.7 percent of the outstanding shares of Common Stock. The Selling Stockholder will sell 46,000,000 shares in connection with the Global Offering and has also granted the Underwriters options to purchase an additional 6,900,000 shares solely to cover over-allotments, if any. Following the Global Offering, the Selling Stockholder will own 23,765,766 shares, or approximately 4.7 percent of the outstanding shares (16,865,766 shares, or approximately 3.3 percent of the outstanding shares, if the over-allotment options are exercised in full). The Selling Stockholder currently holds its shares through an indirect wholly-owned subsidiary.


     The Global Offering furthers the Selling Stockholder's objective to concentrate resources on automotive and transport equipment operations.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

     The summary selected consolidated financial data set forth below for each of the years in the three-year period ended December 31, 1995 and at December 31, 1995 and 1994 have been extracted or derived from, and are qualified by reference to, the consolidated financial statements of the Company for such periods and at such dates included elsewhere in this Prospectus (the "Audited Consolidated Financial Statements"), which have been audited by Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP. The summary selected consolidated financial data set forth below for the three-month periods ended March 31, 1996 and March 31, 1995 and at March 31, 1996 have been extracted or derived from, and are qualified by reference to, the unaudited interim consolidated financial statements of the Company for such periods and at such date included elsewhere in this Prospectus (the "Interim Consolidated Financial Statements" and, together with the Audited Consolidated Financial Statements, the "Consolidated Financial Statements"). In the opinion of management, the Interim Consolidated Financial Statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim periods presented. The results of the three-month period ended March 31, 1996 are not necessarily indicative of the results that ultimately may be achieved for the full year. The summary selected consolidated financial data set forth below for the years ended December 31, 1992 and 1991 and at December 31, 1993, 1992 and 1991 have been extracted or derived from the consolidated financial statements of the Company for such periods and at such dates, which have not been audited. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                            THREE MONTHS ENDED
                                             AND AT MARCH 31,                       YEAR ENDED AND AT DECEMBER 31,
                                           ---------------------       ---------------------------------------------------------
                                             1996        1995            1995        1994        1993        1992        1991
                                           ---------   ---------       ---------   ---------   ---------   ---------   ---------
                                                                   (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Total operating revenue..................  $ 1,757.5   $ 1,739.3       $ 7,094.6   $ 6,822.8   $ 6,560.8   $ 5,938.4   $ 5,313.5
Net earnings per common share(1).........  $    0.09   $    0.46       $    1.43   $    1.63   $    1.14   $    0.67   $    1.48
Dividends declared per share(2)..........       0.27          --            0.27          --          --          --          --
BALANCE SHEET DATA:
Cash and cash equivalents................  $   890.7                   $   840.5   $   651.7   $   393.3   $   373.2   $   543.5
Total assets.............................   11,344.6                    11,460.6    10,947.1     9,894.6    10,873.1    11,344.6
Long-term debt and ESOP debt(3)..........      804.3                       870.3       953.0       950.0       738.5       918.5
Total shareholders' equity...............    6,321.9                     6,387.2     5,610.4     4,764.3     6,399.5     7,688.7

- ---------------

(1) See Note 2 to the Audited Consolidated Financial Statements included herein. January 1, 1993 accounting changes resulted in a net charge of $18.9 million, or $0.04 per share, and January 1, 1992 accounting changes resulted in a net charge of $222.9, or $0.44 per share.
(2) Represents dividends declared by the Board of Directors since December 1995. Historical separate dividend information for Pharmacia and Upjohn has not been presented because the information is not meaningful.
(3) See Note 11 to the Audited Consolidated Financial Statements included herein.

                                  THE COMPANY

     Pharmacia & Upjohn is a global pharmaceutical group engaged in the research, development, manufacture and sale of pharmaceutical and healthcare products. Pharmacia & Upjohn, Inc. was incorporated under the laws of the State of Delaware in 1995 for the purpose of facilitating the Combination. Upjohn is a wholly owned subsidiary of the Company and the Company owns approximately 99 percent of Pharmacia.

     The Combination occurred pursuant to the Combination Agreement, dated as of August 20, 1995, among Pharmacia, Upjohn, the Company and Pharmacia & Upjohn Subsidiary, Inc., a Delaware corporation wholly owned by the Company into which Upjohn merged. Outstanding Pharmacia shares were exchanged for shares of the Company pursuant to an exchange offer whereby Pharmacia became a direct subsidiary of the Company. The remaining Pharmacia shares are expected to be acquired by the Company pursuant to a compulsory acquisition process under Swedish law. The Combination was accounted for as a pooling of interests.

     Both Pharmacia and Upjohn were research-based pharmaceutical companies operating on a worldwide basis. The Combination combined two operations that were complementary in both research and development expertise in certain therapeutic areas and geographic presence to create a group with total operating revenue of $7.1 billion in 1995 and $11.5 billion in total assets at December 31, 1995. See "Business".

     The Company's various businesses operate through a number of offices, research laboratories and production facilities throughout the world, with principal locations in Kalamazoo, Michigan; Stockholm, Uppsala and Helsingborg, Sweden; Milan, Italy; and Puurs, Belgium. Pharmacia & Upjohn has approximately 34,500 employees worldwide, although the current number is changing based on the realignment of operations and related reductions in workforce.

                            MARKET PRICE INFORMATION


     As of July 19, 1996, there were 508,642,859 shares of Common Stock issued and outstanding, of which 69,765,766 shares, or approximately 13.7 percent of the outstanding shares, were held by the Selling Stockholder. Approximately 7 percent of the outstanding shares are held by Forvaltningsaktiebolaget Stattum ("Stattum"), a company wholly owned by the Kingdom of Sweden. The Common Stock is traded on the NYSE and Swedish Depositary Shares, each representing one share of Common Stock, are traded on the SSE. The table below sets forth, for the calendar quarters indicated, the high and low sale prices of the Common Stock as reported on the NYSE Composite Tape and on the SSE from the date of the Combination.



                                                               NYSE                    SSE
                                                       --------------------      ---------------
                                                        HIGH          LOW        HIGH       LOW
                                                       -------      -------      ----       ----
                                                          ($ PER SHARE)          (SEK PER SHARE)
1995
Fourth Quarter (from November 2, 1995)..............    40.250       32.375       265        213
1996
First Quarter.......................................    44.375       35.875       305        234
Second Quarter (through July 22, 1996)..............    44.625       36.625       302        249


                                   DIVIDENDS

     The following table sets forth quarterly dividends declared in respect of the Common Stock in each of the calendar quarters indicated from the date of the Combination.


                                                     FIRST     SECOND      THIRD     FOURTH
                                                    QUARTER    QUARTER    QUARTER    QUARTER    TOTAL
                                                    -------    -------    -------    -------    -----
1995 (from November 2, 1995).....................    $  --      $  --      $  --      $0.27     $0.27
1996 (through July 19, 1996).....................    $0.27      $0.27      $  --      $  --     $  --


     It is the long-term objective of the Company's Board of Directors that the aggregate dividends declared on the shares of Common Stock in each year will range between 40 percent to 50 percent of the consolidated net income of the Company in such year. However, the declaration and payment of future dividends will be dependent on the Company's income, financial condition and capital and cash requirements, restrictions on dividends under applicable laws governing the Company, as well as other factors affecting the Company. Accordingly, there can be no assurance that dividends will be paid in the future nor any assurance as to the amount thereof.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related notes thereto and the other financial information included elsewhere or incorporated by reference in this Prospectus. The selected consolidated financial data set forth below for each of the years in the three-year period ended December 31, 1995 and at December 31, 1995 and 1994 have been extracted or derived from, and are qualified by reference to, the Audited Consolidated Financial Statements included elsewhere in this Prospectus, which have been audited by Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP. The selected consolidated financial data set forth below for the three-month periods ended March 31, 1996 and March 31, 1995 and at March 31, 1996 have been extracted or derived from, and are qualified by reference to, the unaudited Interim Consolidated Financial Statements. In the opinion of management, the Interim Consolidated Financial Statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for the interim periods presented. The results of the three-month period ended March 31, 1996 are not necessarily indicative of the results that ultimately may be achieved for the full year. The selected consolidated financial data set forth below for the years ended December 31, 1992 and 1991 and at December 31, 1993, 1992 and 1991 have been extracted or derived from the consolidated financial statements of the Company for such periods and at such dates, which have not been audited.

                                               THREE MONTHS
                                               ENDED AND AT
                                                 MARCH 31,                           YEARS ENDED AND AT DECEMBER 31,
                                           ---------------------        ---------------------------------------------------------
                                             1996        1995             1995        1994        1993        1992        1991
                                           ---------   ---------        ---------   ---------   ---------   ---------   ---------
                                                                    (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Net sales................................  $ 1,740.1   $ 1,681.3        $ 6,949.1   $ 6,704.4   $ 6,507.5   $ 5,909.8   $ 5,291.7
Other revenue............................       17.4        58.0            145.5       118.4        53.3        28.6        21.8
                                           ---------   ---------        ---------   ---------   ---------   ---------   ---------
  Total operating revenue................    1,757.5     1,739.3          7,094.6     6,822.8     6,560.8     5,938.4     5,313.5
Cost of products sold....................      503.1       507.5          1,980.0     1,889.9     1,822.3     1,623.3     1,414.5
Research and development.................      299.8       294.5          1,253.6     1,162.8     1,144.0       940.1       785.0
Marketing, administrative and other......      629.7       607.9          2,616.6     2,586.6     2,596.3     2,392.3     2,183.8
Restructuring charges....................      257.2          --            103.4        19.8       268.7        46.3        57.7
Merger costs.............................       22.0          --            138.2          --          --          --          --
                                           ---------   ---------        ---------   ---------   ---------   ---------   ---------
  Total operating costs and expenses.....    1,711.8     1,409.9          6,091.8     5,659.1     5,831.3     5,002.0     4,441.0
                                           ---------   ---------        ---------   ---------   ---------   ---------   ---------
Operating income.........................       45.7       329.4          1,002.8     1,163.7       729.5       936.4       872.5
Net financial income (expense)(1)........       28.7        25.5            133.6       107.6        48.3        11.0        37.2
                                           ---------   ---------        ---------   ---------   ---------   ---------   ---------
Earnings from continuing operations
  before income taxes....................       74.4       354.9          1,136.4     1,271.3       777.8       947.4       909.7
Net earnings on common stock.............       46.7       234.8            726.2       822.8       575.6       339.4       755.2
Net earnings per common share(2).........  $    0.09   $    0.46        $    1.43   $    1.63   $    1.14   $    0.67   $    1.48
BALANCE SHEET DATA:
Cash and cash equivalents................  $   890.7                    $   840.5   $   651.7   $   393.3   $   373.2   $   543.5
Short-term investments...................      793.8                        973.7     1,134.1       446.8     1,176.1       669.6
Total assets.............................   11,344.6                     11,460.6    10,947.1     9,894.6    10,873.1    11,344.6
Short-term debt(3).......................      511.6                        524.4       766.0       769.2       500.2       215.5
Long-term debt and ESOP debt(4)..........      804.3                        870.3       953.0       950.0       738.5       918.5
Total shareholders' equity...............    6,321.9                      6,387.2     5,610.4     4,764.3     6,399.5     7,688.7
Total liabilities and shareholders'
  equity.................................   11,344.6                     11,460.6    10,947.1     9,894.6    10,873.1    11,344.6

- ---------------

(1) Net financial income (expense) includes interest income, interest expense, currency exchange gains (losses) and all other, net.
(2) See Note 2 to the Audited Consolidated Financial Statements included herein. January 1, 1993 accounting changes resulted in a net charge of $18.9 million, or $0.04 per share, and January 1, 1992 accounting changes resulted in a net charge of $222.9, or $0.44 per share.
(3) Including current maturities of long-term debt.
(4) See Note 11 to the Audited Consolidated Financial Statements included herein.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the Consolidated Financial Statements and the related notes thereto, which are included elsewhere in this Prospectus.

OVERVIEW

     The Company was formed in November 1995 in connection with the combination of Pharmacia AB with The Upjohn Company. Both Pharmacia and Upjohn were research-based pharmaceutical companies operating on a worldwide basis. The Combination combined two operations that were complementary in both research and development expertise in certain therapeutic areas and geographic presence to create a company with total operating revenue of $7.1 billion in 1995 and $11.5 billion in total assets at December 31, 1995.

     In connection with the Combination, a major restructuring plan was implemented to eliminate duplicate facilities and functions and to focus resources on the strategic objectives of Pharmacia & Upjohn. See "Business -- Competitive Strengths and Strategy". The plan will lead to the reduction of approximately 4,100 positions worldwide by December 1998 and the closing or combining of numerous subsidiary locations and manufacturing facilities. The Company announced in March 1996 that the number of production facilities worldwide would be reduced from 56 to 33 plants. In addition, steps are being taken to focus R&D activities on the most promising projects of the predecessor companies to result in a reduction in the number of R&D projects of approximately 20 percent. Although no assurances can be given, the Company expects to achieve operating cost synergies of $500 million (pre-tax) annually by 1998. Although no assurances can be given, management estimates that in excess of 85 percent of the $500 million in operating cost synergies will be realized in 1997. The matters discussed above and other statements in this Prospectus regarding operating costs and synergies are forward looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include delays or unexpected costs incurred in connection with achieving the planned personnel reductions, plant closings and other cost synergies in the time frames noted.

     The Combination has been accounted for as a pooling of interests. Accordingly, all prior-year financial data included herein have been combined as if the companies had been merged during all periods reported. The Company reports its operations as a single industry segment -- pharmaceutical products. In addition to prescription pharmaceutical products, Pharmacia & Upjohn also has activities in the affiliated businesses of consumer and animal health pharmaceuticals, pharmaceutical chemicals and contract manufacturing, biotechnological products and diagnostic systems.

     When comparing earnings with prior periods, the effect of restructuring charges, merger costs and discontinued operations recorded should be considered. Merger-related costs include the transaction costs to combine the two companies, costs of developing the new organizational structure and costs related to establishing the corporate identity of the new company. Restructuring costs related to the Combination were principally related to the reductions in workforce and were principally incurred in the fourth quarter of 1995 and the first quarter of 1996. Further restructuring charges associated with the merger will be recorded in 1996 and it is expected that further restructuring charges associated with the merger and plant rationalizations will continue into 1997 and later years.


     Divestitures and/or terminations of R&D projects leading to increased focus on core areas are being considered and may also require significant write-downs in 1996. On July 2, 1996, the Company terminated an agreement with Biopure Corporation to jointly develop a hemoglobin-based oxygen transport product for treatment of blood loss associated with surgery. The Company will take an after-tax charge to earnings of $69.2 million (13 cents per share) in the second quarter of 1996 related thereto.

     Pharmacia & Upjohn is subject to currency risks on its transactional cash flows and on the translation of foreign subsidiary income statements and balance sheets into its U.S. dollar-denominated consolidated financial statements. The Company manages its currency exposure principally by hedging certain of its transaction exposures through forward currency exchange contracts. See "-- Financial Condition" and Note 14 to the Audited Consolidated Financial Statements.


     While the net effect of currency fluctuations on sales was essentially neutral in the first quarter of 1996, subsequent changes in foreign currency rate comparisons will most likely have a negative effect on sales comparisons for the remainder of 1996.


Three Months Ended March 31, 1996 Compared with Three Months Ended March 31,
1995

OVERVIEW OF CONSOLIDATED RESULTS

                                                       THREE MONTHS                   THREE MONTHS
                                                       ENDED MARCH       PERCENT      ENDED MARCH
    (IN MILLIONS, EXCEPT PER SHARE DATA)                 31, 1996        CHANGE         31, 1995
                                                       ------------      -------      ------------
    Total operating revenue.........................     $1,757.5           1.0%        $1,739.3
    Operating income before restructuring charges...        324.9          (1.4)           329.4
    Operating income................................         45.7         (86.1)           329.4
    Earnings before income taxes....................         74.4         (79.0)           354.9
    Net earnings....................................         49.9         (79.0)           237.8
    Fully diluted earnings per common share.........        $0.09         (80.4)           $0.46

     When comparing operating performance for the first quarter of 1996 to that of the first quarter of 1995, restructuring expenses, merger costs and an unusual item of 1995 income should be considered. Major restructuring costs associated with the Combination, totaling $257.2 million ($160.9 million or $0.31 per share after taxes), were incurred in the first quarter of 1996. The majority of these costs was associated with workforce reductions that were identified during the quarter. Also in the first quarter of 1996, additional costs, totaling $22 million ($18 million or $0.04 per share after taxes), were incurred to effect the merger.

     In the first quarter of 1995, the sale of Pharmacia & Upjohn's rights under a product co-marketing agreement increased other operating revenue by $42 million and net earnings by $26 million or $0.05 per share.

     The Company's prior year results were derived from the separate financial statements of Pharmacia and Upjohn. These statements were combined retroactively to reflect the Combination. Certain reclassifications have been made to prior year amounts to reflect the current year's presentation.

PRODUCT SALES

     The table below provides a year-to-year comparison of consolidated net sales by major therapeutic product group:

                                                        THREE MONTHS                   THREE MONTHS
                                                        ENDED MARCH                       ENDED
                                                            31,           PERCENT       MARCH 31,
                         (IN MILLIONS)                      1996          CHANGE           1995
                                                        ------------      -------      ------------
          Infectious Disease.........................     $  163.2         (14.1)%       $  190.0
          Metabolic Disease..........................        148.4          (2.2)           151.8
          Critical Care and Thrombosis...............        142.8          (0.3)           143.3
          Central Nervous System.....................        131.0          (3.2)           135.4
          Oncology...................................        131.6          (2.6)           135.1
          Women's Health.............................        141.5          14.4            123.7
          Nutrition..................................        110.0          15.7             95.1
          Ophthalmology..............................         62.0         (13.2)            71.4
          Other Prescription Pharmaceuticals.........        227.1          (2.1)           231.9
          Consumer Healthcare........................        157.0          53.0            102.6
          Animal Health..............................         85.7           2.3             83.8
          Chemical and Contract Manufacturing........         74.0          33.8             55.3
                                                        ------------                   ------------
               Total Pharmaceuticals.................     $1,574.3          3.6%         $1,519.4
          Biotech/Biosensor..........................        106.8          16.7             91.5
          Diagnostics................................         59.0         (16.2)            70.4
                                                        ------------                   ------------
               Consolidated Net Sales................     $1,740.1           3.5%        $1,681.3
                                                        ============                   ============

     The growth in consolidated net sales was primarily attributable to increased volume. The net effect of currency fluctuations on sales was essentially neutral, as the negative effects of the weakened yen were offset by favorable effects from the strengthening of various European currencies. Consolidated net sales outside the U.S. for the first quarter of 1996 were $1,195 million, up 2 percent from $1,167 million for the same period in 1995. Sales outside the U.S. represented 69 percent of 1996 first quarter consolidated sales, unchanged from the first quarter of 1995. Sales in the U.S. for the first quarter of 1996 were $545 million, up 6 percent from $514 million for this period in 1995.

     The sales decline in Infectious Disease products was largely the result of a decrease of sales in the CLEOCIN(R) (DALACIN(R) outside the U.S.) family of antibiotic products in non-U.S. markets. Sales of VANTIN(R), the broad-spectrum oral antibiotic sold primarily in the U.S., declined due to a comparatively moderate cold and flu season.

     Sales of products for the treatment of Metabolic Disease were led by GENOTROPIN, the recombinant growth hormone. While GENOTROPIN sales were up in Europe, customer inventory reductions in Japan in anticipation of a government mandated biennial price decrease led to a moderate overall decline for the first quarter. U.S. sales of GENOTROPIN began during the first quarter of 1996. Continuing generic competition for MICRONASE(R) tablets (glyburide), an oral anti-diabetes agent, led to a decline in sales for this product. In addition, sales of GLYNASE(R), an oral anti-diabetes agent, declined as a result of the loss of U.S. market exclusivity in March 1995.

     Sales growth recorded by other Critical Care and Thrombosis products was offset by declines in sales of SOLU-MEDROL(R), the injectable steroid, and other MEDROL(R) products in non-U.S. markets. These declines were due to unfavorable currency exchange fluctuations. FRAGMIN(R), the treatment for prevention of blood clots in connection with surgery, demonstrated good growth in Germany, Sweden and Austria but declined slightly in France. Approved late in 1995, the first U.S. sales of FRAGMIN were made in the first quarter of 1996.

     Sales of Central Nervous System agents declined as a result of continuing U.S. generic competition against XANAX(R), the anti-anxiety agent. In non-U.S. markets, XANAX continued to record sales growth. Sales of HALCION(R) Tablets, the sleep inducing agent, were up slightly in the U.S. but were down on a worldwide basis. SERMION(R), used primarily to treat cognitive and behavioral disorders related to senile dementia, declined in Japan as well as elsewhere. CABASER (cabergoline), the anti-parkinsonian agent, has now been approved for sale in Denmark, Switzerland and the United Kingdom.

     The Oncology group of products continued to be led by sales of FARMORUBICIN(R), the cytotoxic agent for the treatment of solid tumors and leukemias. First quarter sales of FARMORUBICIN were up slightly outside the U.S. Sales of ADRIAMYCIN(R), also a cytotoxic agent for treatment of cancer, were down in the U.S. due to generic competition. Other branded and generic oncology products recorded sales growth worldwide. A New Drug Application ("NDA") was filed with the U.S. Food and Drug Administration (the "FDA") for irinotecan, trade name CAMPTOSAR, for the treatment of refractory colorectal cancer and was approved in June 1996. See "Business -- Research and Development -- Oncology".

     Sales growth in the Women's Health product group was led by the performance of DEPO-PROVERA(R), the injectable contraceptive that recorded strong increases worldwide. FDA moratoriums on the approval of Abbreviated NDAs protecting exclusivity for DEPO-PROVERA expired in November 1995. U.S. sales of OGEN(R), the estrogen replacement therapy, were off slightly due to generic substitution. Sales of PROVERA(R) products (medroxy progesterone), the progestational agents, were down slightly. In the U.S. this was due to increasing generic competition.

     The growth in sales of Nutrition products was led by non-U.S. sales of INTRALIPID(R) (including related mixing products), a fat emulsion for intravenous nutrient delivery. This growth benefited from the third quarter 1995 purchase of a majority interest of a joint venture in China, resulting in its consolidation. All other nutritional products as a group also demonstrated growth in non-U.S. markets.

     The decline in sales of Ophthalmology products was the result of a worldwide decline in sales of HEALON(R), for cataract surgery. The decline in non-U.S. markets was largely attributable to increased competition and related price reductions. In Japan, customer inventory reductions that were related to the government mandated biennial price decrease also contributed to the sales decline for this product. Sales of HEALON declined in the U.S. due to fewer cataract operations and greater competition.

     Solid growth by the majority of Other Prescription Pharmaceutical products was led by the worldwide performance of CAVERJECT, a treatment for male impotence, while U.S. sales of ANSAID(R) Tablets, the anti-inflammatory agent, continued to decline as a result of generic competition. CAVERJECT first recorded sales in the U.S. in late 1995 and is now sold in major markets worldwide. Prescription sales of ROGAINE(R) (REGAINE(R) outside the U.S.), a treatment for hair loss, were down in the U.S. in anticipation of over-the-counter (nonprescription) sale late in the first quarter. An NDA was submitted to the FDA for a ROGAINE 5% minoxidil formulation for the treatment of hair loss in December 1995. Management believes that this new formula will be more effective and will have a period of market exclusivity. Sales of SALAZOPYRIN(R), the preparation used to treat inflammatory bowel disorder and rheumatoid arthritis, were essentially unchanged.

     Consumer Healthcare product sales were up significantly, largely due to U.S. prestocking of ROGAINE and NICORETTE(R) gum in advance of second quarter over-the-counter product launches. In February 1996, ROGAINE 2% solution was approved for over-the-counter sales in the U.S. The FDA did not grant the Company the possible statutory three-year period of exclusivity limiting generic competition and the Company's motion for a preliminary injunction to prohibit the FDA from approving generic competitors was denied. NICORETTE gum, a treatment for smoking cessation, was also approved in the U.S. for over-the-counter sales during the first quarter of 1996 and will be distributed by SmithKline Beecham under an agreement reached prior to the Combination. Non-U.S. sales of all NICORETTE products were up. Sales of MOTRIN IB(R), the non-steroidal analgesic agent, were up slightly for the first quarter.


     Sales for the Animal Health product group were up slightly in spite of general weakness in the U.S. market. Sales of the antibiotic, NAXCEL(R) (EXCENEL(R) outside the U.S.) were up in non-U.S. markets but declined in the U.S. Non-U.S. sales benefited from increases in sales of all major products other than LINCOMYCIN(R) antibiotic products.


     Strong sales growth was recorded by the Chemical and Contract Manufacturing group for the first quarter of 1996, led by strong volume increases from specialty steroids, especially in Europe. Sales increases were also recorded for antibiotic and commodity steroid products.


     Good sales growth was recorded by the Biotech/Biosensor group, led by performance in Japan and the U.S. This business develops, manufactures, and markets systems, reagents and chemicals for pharmaceutical and biotechnology companies and academic research laboratories.


     Sales of the Diagnostics business were down significantly, especially in Japan where lower sales of allergy diagnostic products resulted from an overall milder pollen season. Sales in Europe were also down due to changes in reimbursement policies and to a milder pollen season.

OTHER OPERATING REVENUE

     The comparative decline in other operating revenue for the first quarter of 1996 was due to events occurring in the prior year. In 1995, the Company sold rights under a product co-marketing agreement that added $26 million ($0.05 per share) to 1995 net earnings. The fourth-quarter 1995 termination of an agreement with Burroughs Wellcome Co. for the promotion of their product ZOVIRAX(R) also contributed to the year-to-year decrease in this revenue classification.

COSTS AND EXPENSES

     Consolidated operating expenses, stated as a percent of net sales, were as follows:

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                                  ------------------
                                                                  1996          1995
                                                                  ----          ----
        Cost of products sold...............................      28.9%         30.2%(1)
        Research and development............................      17.2          17.5
        Marketing, administrative and other.................      36.2          36.2(1)
        Restructuring charges...............................      14.8           --
        Merger costs........................................       1.3           --
        Operating income....................................       2.6          19.6(1)

- ---------------

(1) Previously reported for 1995 as 28.6 percent (cost of products sold), 35.7 percent (marketing, administrative and other) and 21.7 percent (operating income). Gains and losses from currency exchange forward contracts relating to net transaction exposures are now classified with cost of products sold to match more accurately the losses and gains on the transactions underlying the hedges. Formerly, these gains and losses had been classified as an element of nonoperating income (expense) or with administrative expense, in addition to being classified with cost of products sold, depending on the status of the contract.

     The improvement in cost of products sold as a percent of sales reflects a favorable period-to-period comparison of losses and gains from Pharmacia & Upjohn's currency risk management program related to anticipated currency transaction exposures.

     Expenditures for R&D in the first quarter of 1996 were up slightly but declined as a percent of sales. Savings from personnel reductions and other actions to consolidate and focus the research activities of Pharmacia & Upjohn are expected to be realized at an increasing rate in later quarters of this year. During the quarter, Pharmacia & Upjohn announced NDA submissions to the FDA for pramipexole for Parkinson's disease, REMISAR(R) for bladder cancer and DOSTINEX(R) (cabergoline) for hyperprolactinemia.


     Marketing, administrative and other expenses remained flat as a percent of sales but were up in total dollars. Additional costs were incurred during the first quarter of 1996 to reorganize certain sales, marketing and administrative operations of the former companies into Pharmacia & Upjohn. These expenses more than offset the initial benefits of the merger-related restructuring efforts. While restructuring accruals have been recognized for a number of employees performing marketing and administrative functions, the majority of those individuals had not left Pharmacia & Upjohn during the first quarter.


     Merger-related restructuring charges for the first quarter of 1996 totaled $257.2 million. These charges primarily reflect the planned reduction of approximately 1,750 positions. These costs were in addition to the $91.6 million of merger-related restructuring charges, accrued during the fourth quarter of 1995. The costs in 1995 resulted from accruals for reduction of approximately 850 positions, elimination of duplicate office facilities and other exit costs. At the end of the first quarter, approximately 1,200 employees had left Pharmacia & Upjohn under the restructuring program. First quarter 1996 cash spending related to the merger-related restructuring totaled approximately $75 million, with approximately $275 million remaining as other current and noncurrent liabilities of the Company. Savings from the merger-related restructuring activities are expected to be realized in all major expense categories and are expected to have an increasing effect on earnings as elements of the plan are fully implemented. It is estimated most elements of the restructuring plan, exclusive of portions of the plant rationalizations, will be implemented by 1997.

     The merger expense recorded in 1996 consisted primarily of costs related to certain nonrecurring organizational activities, establishing the corporate identity for the new company, and various other costs of combining the predecessor companies. It is anticipated that some additional merger expenses will be incurred in 1996.

NONOPERATING INCOME AND EXPENSE


     The favorable interest income to interest expense relationship continued to contribute to first quarter 1996 earnings. Interest income was down from the fourth quarter of 1995 due to the reduction of financial investments, discussed below, and to lower interest rates in Sweden and Japan.


INCOME TAXES

     The estimated annual effective tax rate for 1996 is 33 percent compared to 35 percent for the year 1995. The lower rate is attributable to the effect of a greater portion of earnings taxed in jurisdictions with rates lower than the U.S. The effective rate for the first quarter of 1995 was 33 percent.

FINANCIAL CONDITION

                                                                         AT               AT
                                                                      MARCH 31,      DECEMBER 31,
                                                                        1996             1995
                                                                      ---------      ------------
          Working capital (in millions)..........................     $2,396.9         $2,333.7
          Ratio of current assets to current liabilities.........       1.96:1           1.88:1
          Debt to total capitalization...........................         17.2 %           17.9%

     Working capital increased, with the corresponding increase in the current ratio due to reductions in trade accounts payable. The improvement in the ratio of debt to capitalization is the result of a decrease in combined short- and long-term debt.

     The Company's net financial asset position, presented below, declined slightly due to a reduction in total short- and long-term investments.

                                                                         AT               AT
                                                                      MARCH 31,      DECEMBER 31,
          (IN MILLIONS)                                                 1996             1995
                                                                      ---------      ------------
          Cash equivalents and investments.......................     $2,380.7         $2,529.5
          Short-term and long-term debt..........................      1,315.9          1,394.7
                                                                      ---------      ------------
            Net financial assets.................................     $1,064.8         $1,134.8
                                                                      ========       ===========

     Net cash provided by first quarter 1996 operations declined to $90.6 million as compared to $150.7 million for the first quarter of 1995. This decline was primarily due to the 1996 spending on restructuring, noted above, which totaled approximately $75 million, and $22 million of merger costs.


     The most significant use of cash for investing purposes was in the acquisition of property, plant and equipment, while a net reduction in financial investments resulted in the net cash provided by investing activities. The cash provided by operations and by the reduction of investments was primarily utilized for the payment of dividends to common shareholders and for the repayment of debt. Cash proceeds from the issuance of Common Stock related to the employee stock option program was partially utilized for the purchase of treasury shares to be issued upon future exercise of options.


     The Company's future cash provided by operations and borrowing capacity are expected to cover normal operating cash flow needs and planned capital acquisitions for the foreseeable future.

     Pharmacia & Upjohn utilizes derivative financial instruments in conjunction with its currency exchange risk management programs. These programs employ over-the-counter forward currency exchange contracts and purchased currency options to hedge existing net transaction exposures and certain existing obligations in several subsidiary locations. These exposures arise both from intercompany and third-party transactions. Additionally, currency options are occasionally utilized to protect the cash flows of specific anticipated transactions. All contracts used in these programs are marked-to-market each period.

     Pharmacia & Upjohn's transaction hedging activities seek to protect operating results and cash flows from the potential adverse effects of currency exchange rate fluctuations. This is done by offsetting the gains or losses on the underlying exposures with losses and gains on the instruments utilized to create the hedges. The hedging of anticipated transaction exposures is intended to protect the cash flows of the Company by offsetting the gains or losses on the instruments with the losses and gains of the underlying anticipated cash flows. Because the instruments are marked-to-market each period, but the anticipated transactions have not been recorded, the timing of recognition of the related gains and losses will not match.

Comparison of the Three Years Ended December 31, 1995, 1994 and 1993

OVERVIEW OF CONSOLIDATED RESULTS

                                                       PERCENT                   PERCENT
(IN MILLIONS, EXCEPT PER SHARE DATA)        1995       CHANGE         1994        CHANGE         1993
                                          --------     -------      --------     --------      --------
Total operating revenue..............     $7,094.6          4%      $6,822.8           4%      $6,560.8
Operating income.....................      1,002.9        (14)       1,163.7          60          729.5
Earnings from continuing operations
  before income taxes................      1,136.4        (11)       1,271.3          63          777.7
Earnings from continuing
  operations.........................        738.7        (11)         833.5          49          560.6
Net earnings.........................        738.7        (12)         835.1          42          587.8
Net earnings per common share:
  -- Primary.........................     $   1.43        (12)      $   1.63          43       $   1.14
  -- Fully diluted...................     $   1.41        (12)      $   1.60          42       $   1.13

     When comparing year-to-year earnings, restructurings, merger charges and discontinued operations recorded over the past three years should be considered. Major restructuring charges were recorded in both 1995 and 1993. Restructuring charges recorded in 1995 were almost entirely related to the Combination and reduced earnings by $103.4 million ($67.7 million or $0.14 per share after tax). Further restructuring costs associated with the Combination will be recognized in future reporting periods. The 1993 restructuring that reduced earnings by $268.7 million ($212.5 million or $0.42 per share after tax) was associated with a workforce reduction, the write-down of certain assets and the reduction of excess manufacturing capacity.

     In 1995, costs incurred to effect the Combination totaled $138.2 million ($117.8 million or $0.23 per share after tax). These costs consisted primarily of professional and registration fees and the cost of terminating two third-party distribution agreements that conflicted with the merged operations. Other merger costs were associated with planning and executing the Combination. Additional costs associated with the execution of the Combination are expected to be incurred in 1996.

     In addition, several actions were taken over the past three years to increase the Company's focus on its core pharmaceutical business, including the 1994 sale of the Asgrow Seed Company and the 1993 sale of Asgrow Florida Company. Also in 1994, the Company sold Deltec, Inc. ("Deltec"). The gain on this sale increased 1994 net earnings by $30 million ($0.06 per share). In 1993, the shares of BCP Branded Consumer Products AB were distributed to the shareholders of the former Procordia AB, the predecessor to Pharmacia. Except for the sale of Deltec, these divestitures have been reported as discontinued operations.

PRODUCT SALES

     The table below provides a year-to-year comparison of consolidated net sales by major therapeutic product groups:

                                                                             PERCENT
                         (IN MILLIONS)                            1995       CHANGE         1994
                                                                --------     -------      --------
    Infectious Disease.....................................     $  687.1       10.3%      $  622.9
    Metabolic Disease......................................        635.9       (2.1)         649.4
    Critical Care and Thrombosis...........................        579.7       12.8          514.1
    Central Nervous System.................................        571.8        0.3          570.3
    Oncology...............................................        566.2        6.7          530.6
    Women's Health.........................................        541.2        6.1          509.9
    Nutrition..............................................        399.0        8.1          369.0
    Ophthalmology..........................................        296.0        5.3          281.0
    Other Prescription Pharmaceuticals.....................        957.7      (12.8)       1,098.1
    Consumer Healthcare....................................        441.5       (2.1)         451.2
    Animal Health..........................................        383.1       14.0          336.2
    Chemical and Contract Manufacturing....................        199.9       17.1          170.7
                                                                --------                  --------
         Total Pharmaceuticals.............................     $6,259.1        2.6%      $6,103.4
    Biotech/Biosensor......................................        437.0       13.5          385.0
    Diagnostics............................................        253.0       17.1          216.0
                                                                --------                  --------
         Consolidated Net Sales............................     $6,949.1        3.6%      $6,704.4
                                                                ========                  ========

     Note: Sales data for 1993 by therapeutic group are not available for comparison.

     Sales outside the U.S. in 1995 were $4.8 billion, up 10 percent from $4.4 billion in 1994. Consolidated 1995 sales in the U.S. decreased 9 percent from $2.3 billion in 1994 to $2.1 billion and represented 30 percent of 1995 consolidated sales, down from 35 percent. Of the 3.6 percent increase in consolidated net sales during 1995, favorable changes in currency exchange rates and increases in volume increased net sales by 5 percent and 1 percent, respectively. These increases were partially offset by the 1994 divestment of the Deltec operation, which resulted in a 2 percent decrease in net sales for 1995 when compared with 1994. Overall, declines in sales prices had a minimal effect on 1995 sales.

     Sales growth of Infectious Disease products was led by the CLEOCIN (DALACIN outside the U.S.) family of antibiotic products, with strong sales growth in non-U.S. markets and solid growth in the U.S. VANTIN, the broad-spectrum oral antibiotic sold primarily in the U.S., also continued good sales growth.

     Sales of Metabolic Disease products were led by GENOTROPIN, the growth hormone, with increases in Japan, Germany and Sweden. GENOTROPIN has been marketed under an agreement with Genentech, Inc., which provided the Company with exclusive sales rights to the product outside of the U.S. and Canada. As a result of the November 1995 expiration of this agreement, the Company is able to market GENOTROPIN in the U.S. and Canada while Genentech may now market its growth hormone products worldwide. Continuing generic competition for MICRONASE, the oral antidiabetes agent that lost U.S. market exclusivity in 1994, led to a decline in sales. Sales of GLYNASE, the oral antidiabetes agent, declined as a result of the loss of U.S. market exclusivity in March 1995.

     Sales growth recorded by Critical Care and Thrombosis products was led by SOLU-MEDROL, the injectable steroid, and other MEDROL products in non-U.S. markets. FRAGMIN, for prevention of blood clots in connection with surgery, demonstrated good growth in Germany, Sweden and other non-U.S. markets. FRAGMIN was approved for sale in the U.S. late in 1995. The first sales of FREEDOX (tirilazad mesylate), for subarachnoid hemorrhage in males, were recorded in non-U.S. markets in mid-1995. In March 1996, the Company announced that it was discontinuing research for tirilazad mesylate in head injury. Clinical trials and evaluation for the U.S. approval of FREEDOX for the treatment of subarachnoid hemorrhage in females at higher dose levels and for both stroke and spinal cord injury are continuing.

     Sales of Central Nervous System agents were flat for the year. Sales growth outside the U.S. was offset by a decline in the U.S. The decline is the continuing result of intense U.S. generic competition for XANAX, the anti-anxiety agent, and HALCION, the sleep-inducing agent, both of which lost U.S. patent protection in October 1993. In non-U.S. markets, XANAX continued to record good growth while HALCION grew moderately. SERMION recorded good growth, especially in Japan, Germany and Italy. In December 1995, an NDA was filed with the FDA for pramipexole, a treatment for Parkinson's disease. Also in January 1996, CABASER (cabergoline), for Parkinson's disease, was approved for marketing in Denmark and Switzerland.

     Sales of Oncology products grew through good performance in non-U.S. markets. This increase was led by non-U.S. sales of FARMORUBICIN, for solid tumors and leukemias. Sales of ADRIAMYCIN, also for cancer, were down somewhat in the U.S. due to generic competition. Sales of other branded and generic oncology products also contributed to growth worldwide. In 1994, Pharmacia & Upjohn completed a series of agreements with Yakult Honsha Co. Ltd. for the rights to develop and market the anticancer compound irinotecan for several indications in the U.S., Canada and Latin America.

     Sales in the Women's Health product group were again led by DEPO-PROVERA, the injectable contraceptive, which continued to record strong increases, especially in the U.S. Partially offsetting this increase were declines in U.S. sales of OGEN, for estrogen replacement, largely due to generic substitution. Sales of PROVERA products, the progestational agents, were down in the U.S. due to increasing generic competition but were up moderately in non-U.S. markets. FDA moratoriums on the approval of Abbreviated NDA's protecting exclusivity for DEPO-PROVERA expired in November 1995.

     Sales growth of Nutrition products was led by the non-U.S. sales of INTRALIPID (including related mixing products), a fat emulsion for intravenous nutrient delivery. This growth was due largely to the July 1995 purchase of the majority interest in a joint venture in China, resulting in its consolidation. Previously, these sales were not included in consolidated sales because the Company accounted for its investment under the cost method. China now represents this business area's largest market. All other nutritional products as a group also demonstrated growth in non-U.S. markets.

     Growth in the Ophthalmology products group was led by sales of HEALON, for cataract surgery, in Japan and other markets. Sales of HEALON declined in the U.S. due to fewer cataract operations and greater competition.

     Solid growth by the majority of Other Prescription Pharmaceutical products was led by the worldwide sales of CAVERJECT, the treatment for erectile dysfunction. Sales growth in this product group was offset by a decline in U.S. sales of ANSAID, the nonsteroidal anti-inflammatory agent, which first encountered significant generic competition late in 1994. ANSAID lost U.S. patent protection in February 1993. CAVERJECT first recorded sales in the U.S. in the third quarter of 1995 and is now approved in 44 markets worldwide. Sales of ROGAINE (REGAINE), a treatment for hair loss, were slightly above 1994 levels. In February 1996, ROGAINE 2% minoxidil formulation was approved in the U.S. for over-the-counter (non-prescription) sale, and will be sold by Pharmacia & Upjohn's Consumer Healthcare business beginning in the first half of 1996. In December 1995, an NDA was submitted to the FDA for a ROGAINE 5% minoxidil formulation for the treatment of common hair loss. SALAZOPYRIN, the preparation used to treat inflammatory bowel disorder and rheumatoid arthritis, recorded good sales increases, primarily in Europe.

     Consumer Healthcare product sales were down as non-U.S. sales increases in NICORETTE, for smoking cessation, were offset by a decline in U.S. sales of MOTRIN IB, the non-steroidal analgesic agent. MOTRIN IB experienced intense competition resulting from an effort by wholesalers to reduce inventories early in 1995 and increased promotional activity within this market segment.

     Strong sales growth in the Animal Health business was led by the performance of Spectinomycin products in non-U.S. markets. Sales of the antibiotic NAXCEL (EXCENEL) were up worldwide.

     Chemical and Contract Manufacturing sales were up significantly in 1995 due to strong volume increases in Europe and Asia pharmaceutical fine chemical sales and U.S. sales of specialty steroid products.

     Strong sales growth was recorded by the Biotech/Biosensor group. This business develops, manufactures and markets systems, reagents and chemicals for pharmaceutical and biotechnology companies and academic research labs.

     Sales from the Diagnostics business continued to grow in 1995, driven by increased sales of allergy diagnostics, especially in Japan and certain European countries.

OTHER OPERATING REVENUE


     The sale of the Company's rights under a product co-marketing agreement increased other operating revenue and added $42 million ($26 million or $0.05 per share after tax) to 1995 operating earnings. An agreement with Burroughs Wellcome Co. to provide promotional services for their product ZOVIRAX also contributed to the increase in this revenue classification. The ZOVIRAX agreement was terminated at the end of 1995.


COSTS AND EXPENSES

     Consolidated operating expenses, stated as a percent of net sales, were as follows:

                                                            1995        1994        1993
                                                           ------      ------      ------
          Cost of products sold.......................      28.5%       28.2%       28.0%
          Research and development....................      18.0        17.3        17.6
          Marketing, administrative and other.........      37.7        38.6        39.9
          Merger-related restructuring charges........       1.3          --          --
          Merger costs................................       2.0          --          --
          Other restructuring charges.................       0.2         0.3         4.1
          Operating income............................      14.4        17.4        11.2

     The increases in 1995 and 1994 cost of products sold, when compared to 1993, are the result of a change in product mix. The change is largely due to U.S. generic competition encountered by several major products identified earlier, most of which carried relatively high gross margins. The change in the U.S. was offset somewhat by an improved product mix in certain European markets, where sales of certain lower margin bulk products were replaced by higher margin branded pharmaceuticals. The decline in gross margins is also due to a higher percentage of total worldwide pharmaceutical product sales in non-U.S. markets where the Company's products generally carry lower gross margins.

     Expenditures for R&D in 1995 increased as a percent of sales from 1994. In 1995 the Company had a greater number of product candidates in the final stages of clinical development, which required larger patient populations for testing. R&D expenses in 1994 were down slightly as a percent of sales from the prior year primarily due to the timing of expenses related to large clinical programs and from the write-down of certain R&D assets upon the 1993 acquisition of the pharmaceutical business of Erbamont N.V. (referred to herein as "FICE") from Montedison S.p.A.

     Marketing, administrative and other expenses as a percent of sales in 1995 were down from both 1994 and 1993. When comparing the expenses measured in U.S. dollars, this category has been essentially flat since 1993. This expense category in 1995 included a $59 million write-down of an investment to fair market value in the fourth quarter. Excluding the effect of this write-down, these expenses declined from 1994 due to unusually high costs in 1994 associated with various marketing programs and other expenses. The 1995 measure included reductions in insurance and claims accruals and capital gains on certain sales of fixed assets. Savings from the 1993 restructuring associated with the rationalization of marketing activities following the FICE acquisition in mid-1993 were realized in this expense category. In 1994, the restructuring savings were partially offset by increases in other costs related to various marketing programs and by additional marketing investments in certain emerging international markets.

     Merger costs recorded in 1995 consisted of transaction costs and expenses to combine the operations of Pharmacia and Upjohn. Transaction costs ($68.8 million) consisted primarily of professional fees. Expenses to combine the two companies included costs associated with terminating two marketing agreements ($53 million) that were in conflict with other aspects of the merged company. Expenses associated with combining operations also were related to planning and implementing the organizational structure of Pharmacia & Upjohn. It is anticipated that some additional merger expenses will be incurred during 1996.

     Merger-related restructuring charges, totalling $91.6 million, were recorded in the fourth quarter of 1995. These charges covered costs associated with the reduction of approximately 850 positions, elimination of duplicate office facilities and other exit costs. Cash expenditures related to the 1995 merger-related restructuring were minimal, and essentially all of the accrual for these charges is included in current liabilities.

     Restructuring charges in 1995 that were not related to the Combination, totalling $11.8 million, were incurred in conjunction with the closure of a manufacturing facility in Sweden. Restructuring charges recorded in 1994 reflect costs associated with a plant closing in the U.S. that was part of the consolidation of manufacturing facilities in the ophthalmology operations. Charges resulting from the write-down of intangibles related to a terminated oncology venture were included in this expense category.

     The restructuring plan announced in 1993 continued to be implemented in 1995. During 1995, the anticipated workforce reduction was completed. Certain plant closings recognized in the original 1993 accruals have not yet been completed; accordingly, approximately $29 million, primarily related to manufacturing rationalization, remains as other current and noncurrent liabilities. No adjustments to the original accruals have been made or are anticipated to be required.

NONOPERATING INCOME AND EXPENSE

     Favorable relationships of interest income to interest expense have increased in each of the years 1993 through 1995. The decrease in net interest income from 1993 to 1994 was due to the use of funds to purchase FICE. The increase in interest income from 1994 to 1995 is largely due to investment of proceeds from the sale of Deltec and certain other assets acquired with FICE and the sale of the Asgrow Seed Company. Nonoperating income in 1994 included the gains on the sale of Deltec and a joint venture. There were no such gains in 1993 or 1995.

INCOME TAXES

     The effective tax rate for 1995 was 35.0 percent, compared to 34.4 percent and 27.9 percent in 1994 and 1993, respectively. The increase in the rate for 1995 from that of 1994 was the result of a lower proportion of total earnings from operations in Puerto Rico and greater goodwill amortization and other nondeductible expenses. The increase in the rate for 1994, when compared to 1993, is the net result of changes in Swedish tax laws, a decrease in goodwill and other nondeductible expense and a lower proportion of total earnings from operations in Puerto Rico.

     The Company's earnings from manufacturing operations in Puerto Rico are partially exempt from U.S. and Puerto Rico income taxes. The U.S. tax exemption has been and will be steadily diminished due to changes in U.S. tax laws.

FINANCIAL CONDITION

                                                                AT DECEMBER 31,
                                                        --------------------------------
                                                          1995        1994        1993
                                                        --------    --------    --------
          Working capital (in millions)..............   $2,333.7    $1,928.6    $  878.1
          Ratio of current assets to current
            liabilities..............................     1.88:1      1.67:1      1.32:1
          Debt to total capitalization...............       17.9%       23.4%       26.3%

     Significant increases in working capital and the corresponding improvements in the current ratio were realized in 1994 and 1995. This was partially due to the year-end 1994 receipt of the proceeds from the sale of the Asgrow Seed Company and the proceeds from the sale of Deltec which had been invested in cash equivalents at the end of 1994. Also contributing to the improvements in these measures were the strong cash flows from operations.

     Both the 1994 and 1995 percentages of debt compared to total capitalization benefited from the increase in total shareholders' equity attributable to earnings retained in the business as compared to declining levels of debt.

     The Company's net financial asset position has improved substantially during the last three years:

                                                                AT DECEMBER 31,
                                                        --------------------------------
          (IN MILLIONS)                                   1995        1994        1993
                                                        --------    --------    --------
          Cash, equivalents and investments..........   $2,529.5    $2,553.9    $1,602.5
          Short-term and long-term debt..............    1,394.7     1,719.0     1,719.1
                                                        --------    --------    --------
               Net financial assets..................   $1,134.8    $  834.9    $ (116.6)
                                                        ========    ========    ========

     Net cash provided by 1995 operations declined to $1,145.4 million as compared to $1,286.3 million and $1,355.7 million in 1994 and 1993, respectively. Payments for merger costs, totaling $138.2 million, were largely responsible for this decline and reduced only the 1995 measure. Also in 1995, a change in tax law required acceleration of U.S. estimated tax payments and led to the large 1995 use of cash to reduce income taxes payable. Cash from operations in 1994 was reduced by significant payments related to the 1993 restructurings. Spending on restructurings unrelated to the merger were not as large in either of the two comparative periods. Cash required to fund the merger-related restructurings and the remaining merger costs will be paid in 1996 and thereafter from cash generated from operations.

     In 1995, the largest use of cash for investing purposes was in the acquisition of properties (plant and equipment) for use in operations. Significant cash was also used to reduce the total debt of the Company. In addition to cash provided by 1995 operations, cash was made available through the reduction of certain financial investments. In 1994, cash received from the sale of the Deltec operations led to the increase in investments. In 1993, the Company's acquisitions of FICE was in exchange for cash. In addition to cash provided by operations, other funding was provided for the FICE acquisition from reduction of certain financial investments and from proceeds from the divestiture of BCP Branded Consumer Products AB. In all years, cash used to pay dividends was generated from operating activities.

     Pharmacia & Upjohn utilizes derivative financial instruments in conjunction with its foreign currency risk management programs. These programs employ over-the-counter forward currency exchange contracts and purchased currency options to hedge existing net transaction exposures and certain existing obligations in several subsidiary locations. These exposures arise both from intercompany and third-party transactions. The Company also utilizes forward currency exchange contracts to hedge anticipated currency exchange transaction exposures of certain significant international operations. These contracts are marked to market monthly. Additionally, currency put or call options are occasionally used to hedge specific anticipated transactions.

     Transaction hedging activities seek to protect operating results and cash flows from the potentially adverse effects of currency exchange fluctuations. This is done by offsetting the gains or losses on the underlying exposures with losses and gains on the instruments used to create the hedge. The hedging of anticipated transaction exposures is intended to limit the fluctuation of certain elements of income and expense by offsetting the gains or losses on the instruments with other elements of operating income.

     Pharmacia & Upjohn also utilized forward currency exchange contracts to hedge the net investment in certain subsidiary operations. This practice was suspended in the fourth quarter of 1995, and all related contracts have been closed.

     In consideration of the financial objectives of the newly merged operations, Pharmacia & Upjohn is presently reviewing its policies and practices related to all hedging activities and the use of related derivative financial instruments.

                                    BUSINESS

OVERVIEW

     Pharmacia & Upjohn is a global pharmaceutical group engaged in the research, development, manufacture and sale of pharmaceutical and healthcare products. In 1995, Pharmacia & Upjohn had consolidated net sales of $6.95 billion and net earnings of $738.7 million. Pharmacia & Upjohn has a product portfolio with sales in excess of $500 million in each of six therapeutic areas: infectious disease, metabolic disease, critical care and thrombosis, CNS, oncology and women's health. Pharmacia & Upjohn's total research and development expenditures exceed $1 billion annually. Research is being focused on five core areas: infectious disease, metabolic disease, CNS, oncology and inflammation. Pharmacia & Upjohn sells its prescription pharmaceuticals in over 100 countries.

     Pharmacia & Upjohn also manufactures for distribution to the general public certain nonprescription drugs and manufactures pharmaceutical chemicals and intermediates for use in its own products and for sale to specialist doctors, hospital purchasing groups, general practitioners, industry and academia. The Company's over-the-counter products, such as NICORETTE (a smoking cessation product) and ROGAINE/REGAINE (a treatment for hair loss) are supported by consumer marketing. In addition, Pharmacia & Upjohn researches, develops, manufactures and markets pharmaceutical and vaccine products for both food and companion animals for sale to veterinarians, feed manufacturers and livestock producers. Furthermore, Pharmacia & Upjohn markets specialty products in hospital care, diagnostics and biotechnology equipment, nutritional supplements and other products.

INDUSTRY BACKGROUND

     The world market for pharmaceuticals and healthcare products is concentrated in the U.S., Japan and Western Europe. Global sales of pharmaceuticals increased steadily during the 1980s due to a combination of factors, including an ageing population and the introduction of a number of significant innovative products providing enhanced therapeutic benefits. While the demand for pharmaceutical products has remained strong in the 1990s, regulatory pressures and pricing constraints have intensified as governmental and private healthcare providers strive to control the rapid growth in healthcare expenditure. Pharmaceuticals are increasingly chosen according to the therapeutic benefit in relation to cost, such that pharmaceuticals that minimize hospital stays and reduce treatment costs are increasingly preferred. It is therefore essential for pharmaceutical companies to develop new improved and more efficient products that increase the total value both for buyers and patients. The Company believes that these developments have also led to more intense competition in the pharmaceutical industry worldwide. Innovation, high-quality research and development focused on unmet medical needs, rapid product introduction and cost efficiency are likely to be key competitive factors in the pharmaceutical industry. Management believes that, as a result of the Combination, the Company is well positioned to compete in this environment.

COMPETITIVE STRENGTHS AND STRATEGY

     The Company was formed in November 1995 in connection with the combination of Pharmacia and Upjohn. The Combination sought to take advantage of certain synergies between Pharmacia and Upjohn in fundamental research, product development, manufacturing and sales and marketing, in order both to increase Pharmacia & Upjohn's combined revenues and to reduce its costs. Management believes that the benefits that Pharmacia & Upjohn has realized and expects to realize from the Combination should improve its competitive position and profitability. These benefits include:


     Substantial Reduction in Costs. In connection with the Combination, management initiated a restructuring plan with a target of annual cost savings by 1998 of $500 million (pre-tax), which included a workforce reduction of 4,100 employees by December 1998. The Company believes that achieving such cost reductions should significantly improve operating margins. As of May 31, 1996, management has achieved a net workforce reduction of 2,100 employees. Since the Combination, management has identified other areas of potential cost savings, such as manufacturing and supply, which it believes will enable it to further reduce costs by the year 2000. Pharmacia & Upjohn intends to close 23 of its existing 56 manufacturing plants by the year 2000. The matters discussed above and in the Prospectus Summary are forward looking statements that involve risks and uncertainties that could cause the actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include delays or unexpected costs incurred in connection with achieving the planned personnel reductions, plant closings and other cost synergies in the time frames noted as well as, in respect of operating margin improvements, unexpected delays or difficulties in introducing new products to market, the effect of competition from other products and pricing pressures.


     Strong Product Portfolio. The Combination has provided Pharmacia & Upjohn with a strong product portfolio. Pharmacia & Upjohn generates sales in excess of $500 million in each of six therapeutic areas. In 1995, Pharmacia & Upjohn's top nine products accounted for approximately 30 percent of net sales, with no single product accounting for more than 6 percent of net sales. A majority of these products either have not had patent protection for several years or benefit from patent protection that does not expire in the near term. See "-- Prescription Pharmaceutical Products".


     Strong Product Pipeline. The integration of the product development efforts and pipelines of pharmaceutical products of the predecessor companies has resulted in significantly more prospects for new product introductions. Currently, Pharmacia & Upjohn has approximately 25 products or product line extensions which are in the late development stage or approval process or have recently been approved. Recently approved products include XALATAN in the U.S. and Sweden for glaucoma, GENOTROPIN in the U.S. for growth disorders, CABASER in the EU for Parkinson's disease, ESTRING in the U.S. and Germany for estrogen deficiency and CAMPTOSAR in the U.S. for refractory colorectal cancer. In August 1995, CAVERJECT was launched in the U.S. for erectile dysfunction. Products currently in the approval process include RESCRIPTOR for HIV/AIDS. Products currently in the late development stage include REMISAR for bladder cancer, DETRUSITOL for urge incontinence and pramipexole for Parkinson's disease. See "-- Research and Development".


     Complementary Core Competencies in Research and Development. The Combination has provided Pharmacia & Upjohn with critical mass to improve and maintain its competitive position. As a result of the Combination, Pharmacia & Upjohn has R&D resources which enhance its ability to develop commercially attractive new products more efficiently. The complementary research expertise of Pharmacia in molecular biology and Upjohn in advanced chemistry is expected to strengthen research capabilities and contribute to a reduction in overall development time for new products. As part of Pharmacia & Upjohn's increased focus on high-priority projects, a thorough review of R&D projects was undertaken. As a result, approximately 20 percent of the number of projects then under development was targeted to be discontinued or licensed out, enabling additional resources to be devoted to higher priority projects. Despite the dedication of resources to effecting the Combination, Pharmacia & Upjohn's product development efforts have met or exceeded the original timetable.

     Integrated Global Sales Force. Pharmacia & Upjohn believes that its ability to cross-sell its combined range of products through its global sales force will provide economies of scale in its sales and marketing activities as well as expand market access for many current and expected products. Historically, Pharmacia's major markets were in Europe and Asia, while Upjohn had a strong selling presence in the U.S. and the Pacific Rim. The combination of a complementary product range and an integrated sales force active in multiple geographical markets has significantly strengthened Pharmacia & Upjohn's sales and marketing capabilities.

     New Management Structure. Pharmacia & Upjohn has adopted a management structure based on centralized strategic steering and decentralized operational responsibility, implemented through Pharmacia & Upjohn's pharmaceutical product centers in the U.S., Sweden and Italy. Pharmacia & Upjohn is capitalizing on the research, product development and sales and marketing expertise that it has developed locally to expedite product commercialization in multiple markets.

     Management's priority has been to complete the integration of the two predecessor companies as rapidly as possible in order to realize the projected cost savings and other synergies. Management is now also directing its focus toward expanding Pharmacia & Upjohn's business by developing and solidifying leadership positions in core therapeutic areas. Management is concentrating on improving sales growth and operating margins.


     In the near to medium term, management is focusing on the commercialization of recently introduced products and products in late stage development. As a foundation for long-term development, management is concentrating its research activities in five core areas of significant unmet medical needs: infectious disease, metabolic disease, CNS, oncology and inflammation. In addition, management is evaluating strategic opportunities, including acquisitions, alliances, licensing agreements and research collaborations, to supplement its organic development, as well as divestitures of non-core businesses or product lines.

PRESCRIPTION PHARMACEUTICAL PRODUCTS

     Pharmacia & Upjohn researches, develops, manufactures and markets high-value human pharmaceutical products to healthcare providers worldwide. The following table sets forth Pharmacia & Upjohn's leading prescription pharmaceutical products by sales.

                                         NET SALES
                                      ---------------
    THERAPEUTIC AREA/PRODUCT NAME      1995     1994             CHEMICAL CLASS AND INDICATIONS       PATENT EXPIRY(1)
- ------------------------------------- ------   ------       ----------------------------------------- ----------------
                                        (IN MILLIONS)
  INFECTIOUS DISEASE
    CLEOCIN/DALACIN (clindamycin)     $288.4   $248.4       Semi-synthetic Antibiotic                         1986-89
                                                            - bacterial infections
  METABOLIC DISEASE
    GENOTROPIN                         388.0    333.0       Recombinant Human Growth Hormone                  2000-03(2)
      (somatropin)                                          - short stature from pituitary growth
                                                              hormone deficiency
                                                            - chronic renal insufficiency
                                                            - Turner's syndrome
    MICRONASE/GLYNASE (glyburide)      195.0    271.2       Sulfonylurea                                      1992-94
                                                            - diabetes
  CRITICAL CARE AND THROMBOSIS
    SOLU-MEDROL                        170.8    153.1       Corticosteroid                                       1976
      (methyl prednisolone IM/IV)                           - endocrine disorders
                                                            - rheumatic disorders
                                                            - allergic states
                                                            - dermatologic diseases
  CENTRAL NERVOUS SYSTEM
    XANAX                              319.8    341.6       Benzodiazepine                                    1989-93
      (alprazolam)                                          - severe depression
                                                            - panic disorder
  ONCOLOGY
    FARMORUBICIN                       206.0    190.0       Cytotoxic Anti-cancer                           1995-2000(3)
      (epirubicin)                                          - leukemia
                                                            - breast, ovarian and bladder cancers
                                                            - thyroid cancer
    ADRIAMYCIN                         134.0    139.0       Cytotoxic Anti-cancer                             1984-89(3)
      (doxorubicin)                                         - leukemia
                                                            - breast, ovarian and bladder cancers
                                                            - thyroid cancer
  WOMEN'S HEALTH
    PROVERA/MPA                        200.0    211.2       Progestagen                                       1983-85
      (medroxy progesterone acetate)                        - endometriosis
                                                            - infertility
                                                            - cancer
                                                            - menorrhagia
  OPHTHALMOLOGY
    HEALON                             212.0    206.0       Cataract Surgical Procedures                February 1996
      (sodium hyaluronate)

- ---------------

(1) Year or range of years in which applicable patent(s) in major market(s) expire(s).
(2) Process patents only.
(3) Patents for new formulations expire later.

     The following discusses the principal products within each therapeutic area.

  Infectious Disease

     This therapeutic area accounted for $687.1 million in net sales or 9.9 percent of consolidated net sales in 1995. Pharmacia & Upjohn provides a broad line of antibiotic products including CLEOCIN and LINCOCIN(R) products. CLEOCIN PHOSPHATE(R) is an injectable form of clindamycin that is used in the treatment of certain life-threatening anaerobic infections. CLEOCIN T(R) is a topical formulation for treatment of acne. CLEOCIN VAGINAL CREAM(R) is used to treat bacterial vaginosis. LINCOCIN is used in the treatment of serious infections caused by many strains of gram-positive bacteria. Pharmacia & Upjohn has exclusive U.S. marketing rights to VANTIN Tablets and Oral Suspension, an advanced cephalosporin antibiotic, under patents licensed from Sankyo Company, Ltd., which rights will become semi-exclusive in 1997.

     In 1993, the Company launched a new product, MYCOBUTIN(R), for the prevention of Mycobacterium Avium Complex, a fatal bacterial infection that is a common cause of death for HIV-positive individuals and people with AIDS. MYCOBUTIN is marketed to specialists in infectious diseases and to internists. The relevant patent rights in the U.S. have recently been extended until 1999. Such patent rights expire in Europe in 2001.

     Management believes that opportunities for growth in this area will come from new products under development. See "-- Research and Development -- Infectious Disease".

  Metabolic Disease

     This therapeutic area accounted for $635.9 million in net sales or 9.2 percent of consolidated net sales in 1995. The Company's main activities in this area are related to growth hormones and anti-diabetes agents. Pharmacia & Upjohn's primary product in the area of growth hormones and growth factors is GENOTROPIN, a recombinant human growth hormone identical to the body's own hormone, which was recently launched in the U.S. GENOTROPIN was developed by Pharmacia after initial molecular biological development by Genentech, Inc. ("Genentech"). GENOTROPIN, which promotes longitudinal bone growth, is used for the treatment of children of short stature whose condition is due to insufficient growth hormone secretion or to Turner's syndrome, an inherited chromosomal defect in females. GENOTROPIN has also been approved in some countries to treat adults who have growth hormone deficiency and patients with renal insufficiency. Management believes that the indications for adult growth hormone deficiency may represent a significant market opportunity, although the patient and medical community would need to be educated as to the benefits of this product for these indications.

     Pursuant to an agreement entered into between Pharmacia and Genentech prior to the Combination, Genentech had exclusive marketing rights for its comparable growth hormone product in the U.S. and Canada, while Pharmacia had exclusive marketing rights for GENOTROPIN in the rest of the world. In November 1995, the mutually exclusive marketing periods ended, however, to date, this has not caused a material negative impact on Pharmacia & Upjohn's sales of GENOTROPIN.

     Pharmacia & Upjohn's major oral antidiabetes agents are MICRONASE Tablets, containing glyburide, and GLYNASE PresTab Tablets, also containing glyburide, for the treatment of non-insulin-dependent diabetes. As a result of the expiry of patent protection for its two main diabetes products, the Company is experiencing increased levels of competition from generic substitutes in this area.

     This therapeutic area is one of the long-term research areas for Pharmacia & Upjohn. See "-- Research and Development -- Metabolic Disease".

  Critical Care and Thrombosis

     This therapeutic area accounted for $579.7 million in net sales or 8.3 percent of consolidated net sales in 1995. Pharmacia & Upjohn produces various forms of chemical modifications of hormones under the trademark MEDROL, which is used to treat a number of inflammatory and allergic conditions. SOLU-CORTEF(R) Sterile Powder and SOLU-MEDROL Sterile Powder are injectable corticosteroid products. In the antithrombosis area, Pharmacia & Upjohn focuses on products for the prevention and treatment of thrombosis (blood clots) and acute myocardial infarction. FRAGMIN is a low molecular weight heparin for the prevention of thrombosis in connection with surgery, during hemodialysis (the removal of waste substances by circulating blood through a dialyzer that functions as an artificial kidney) and in the treatment of acute deep vein thrombosis. Pharmacia & Upjohn recently launched FRAGMIN in the U.S. and is currently seeking to increase the number of countries where FRAGMIN is approved for sale.

  Central Nervous System

     This therapeutic area accounted for $571.8 million in net sales or 8.2 percent of consolidated net sales in 1995. Pharmacia & Upjohn produces major drugs for CNS disorders, including XANAX, HALCION and SERMION. XANAX Tablets, containing alprazolam, are used for symptomatic relief of anxiety with and without depressive symptoms and for the treatment of panic disorder. The U.S. compound patent for XANAX expired in late 1993, resulting in intense generic competition that caused a significant decline in sales of XANAX, which was partially offset by Pharmacia & Upjohn's sales of generic alprazolam. The use patent for the panic disorder indication for XANAX expires in 2002. HALCION Tablets, containing triazolam, are a hypnotic agent for the treatment of insomnia. The U.S. compound patent on HALCION also expired in late 1993, resulting in generic competition that reduced sales of the product. SERMION, launched in the 1960s, is used primarily to treat cognitive and behavioral disorders related to senile dementia. SERMION has no patent protection and competes with peripheral vasodilators and nootropics.

     This therapeutic area is one of the long-term research areas for Pharmacia & Upjohn. See "-- Research and Development -- Central Nervous System".

  Oncology

     This therapeutic area accounted for $566.2 million in net sales or 8.1 percent of consolidated net sales in 1995. Pharmacia & Upjohn is one of the world's leading producers of anticancer drugs. Its most important products in the oncology area are FARMORUBICIN and ADRIAMYCIN for use in chemotherapy. Each of these products is used in the treatment of breast cancer as well as other solid tumors. Both are among the world's most frequently prescribed anticancer drugs. ADRIAMYCIN was Pharmacia & Upjohn's first anthracycline preparation. The related patent expired in 1990. Subsequent research efforts to reduce the toxicity and increase the efficacy of ADRIAMYCIN led to the development of FARMORUBICIN, a second generation anthracycline antibiotic used primarily to treat solid tumors (primarily breast and bladder cancer) and lymphomas. Although a number of product patents relating to FARMORUBICIN expire in the mid-to-late 1990s, patents on the best-selling formulation of FARMORUBICIN do not expire until after the year 2000.

     Pharmacia & Upjohn also produces ZAVEDOS(R)/IDAMYCIN(R) (idarubicin), an anthracycline used to treat acute leukemia that can be administered both intravenously and orally, as well as ESTRACYT(R), which is used for the treatment of advanced prostate cancer. Based on clinical tests to date, ZAVEDOS is superior to standard therapy in extending the survival of certain patients who suffer from acute myeloblastic leukemia. Although a number of product patents relating to ZAVEDOS expire in the mid-to-late 1990s, patents on what Pharmacia & Upjohn believes to be its most valuable commercial formulations of ZAVEDOS do not expire until 2002. ESTRACYT has no patent protection and is subject to competition from other products and therapies. Following approval in May 1995, ZINECARD(R) was launched in the U.S. and Canada. ZINECARD is a new preparation for reducing cardiac side effects in women with metastatic breast cancer who are undergoing treatment with ADRIAMYCIN.

     Oncology is a major research area for Pharmacia & Upjohn. Management believes that Pharmacia & Upjohn has several attractive products which will be launched in the near future. See "-- Research and Development -- Oncology".

  Women's Health

     This therapeutic area accounted for $541.2 million in net sales or 7.8 percent of consolidated net sales in 1995. Pharmacia & Upjohn markets several steroid hormones having a variety of uses, including the treatment of allergic reactions, inflammation, asthma and certain hormone deficiencies. The most important synthetic hormone is PROVERA Tablets, which is a female sex hormone replacement agent. Pharmacia & Upjohn also markets DEPO-PROVERA Contraceptive Injection, which lost marketing exclusivity in the U.S. in late 1995, and OGEN Tablets and Vaginal Cream, an estrogen replacement product, licensed from Abbott Laboratories. The Company intends to increase its marketing in this area directed towards the patient or ultimate consumer, who is increasingly participating in the choice of product.

     Pharmacia & Upjohn also markets certain prostaglandin products, including PROSTIN E2(R) Vaginal Suppository, which is generally used for pregnancy disorders, and PROSTIN VR PEDIATRIC(R) Sterile Solution, for cardiovascular use. PREPIDIL(R) Gel, used for cervical ripening, is protected by U.S. patents until 2003.

     In the second half of 1993, Pharmacia & Upjohn introduced ESTRING, a product designed to reduce estrogen deficiency in women through low dose substitution. The product is currently marketed to gynecologists in Sweden, Finland and Denmark, and in the United Kingdom. ESTRING, a local hormone replacement therapy for post-menopausal women, is a soft intravaginal plastic ring that secretes a low dose of natural estrogen over a period of three months. The product competes with ointments which are intended for local daily application. Pharmacia & Upjohn has submitted applications to have ESTRING approved throughout Europe, Canada and Australia. It was recently approved for marketing in the U.S. and Germany. An application is being prepared in Japan as well.

     In the area of bleeding control, Pharmacia & Upjohn has marketed CYKLOKAPRON(R), primarily in Europe, for over 25 years for the treatment of menorrhagia (excessive menstruation).

  Nutrition

     This therapeutic area accounted for $399.0 million in net sales or 5.7 percent of consolidated net sales in 1995. It comprises a number of products for intravenous nutrition, including products that meet the body's nutritional needs for fats, amino acids, vitamins and trace elements. Pharmacia & Upjohn's largest selling nutritional product is the fat emulsion INTRALIPID, launched in 1962. INTRALIPID has no patent protection and competes with a limited number of other fat emulsions in all its major markets. Although sales of INTRALIPID in recent years have not shown significant growth, the compound is increasingly being used in mixed products and as a vehicle for delivery of third-party products. Management believes that there are limited opportunities for growth in this area except in developing countries such as China, where there are developing healthcare systems and large patient populations.

  Ophthalmology

     This therapeutic area accounts for $296.0 million in net sales or 4.3 percent of consolidated net sales in 1995. HEALON, Pharmacia & Upjohn's principal ophthalmics product, is a viscoelastic substance which includes sodium hyaluronate and is used primarily in cataract surgery to facilitate the implantation of plastic intraocular lenses ("IOLs") without injuring the sensitive cells lining the cornea and functions as a soft surgical instrument. Pharmacia & Upjohn markets HEALON directly to ophthalmologists in Europe, the U.S. and Japan and through independent distributors in certain other countries. Pharmacia & Upjohn believes that HEALON is the global market leader of viscoelastic products used in ophthalmic surgery. The U.S. patent for HEALON expired in February 1996. This may adversely affect sales of HEALON.

     Pharmacia & Upjohn also produces IOLs made of polymethylmethacrylate, which are surgically implanted in the eye to replace the natural lens when it becomes cloudy and partly opaque because of cataracts. The customer groups for HEALON and IOLs are the same. Competition in the IOL market is intense, causing pressure on prices and a slight decline in Pharmacia & Upjohn's sales volume and market share. In June 1996, the Company received clearance in the U.S. to market XALATAN, a new drug for the treatment of open-angle glaucoma and ocular hypertension in patients who are either intolerant of, or insufficiently responsive to, other intraocular pressure-lowering medications.

  Other Prescription Pharmaceutical Products

     Inflammation. Pharmacia & Upjohn markets ANSAID Tablets, a nonsteroidal anti-inflammatory product containing flurbiprofen, for treatment of osteoarthritis and rheumatoid arthritis, and MOTRIN Tablets, a nonsteroidal anti-inflammatory product containing ibuprofen, used in the treatment of rheumatoid arthritis and osteoarthritis and as a general analgesic for mild to moderate pain, including dysmenorrhea. Neither product is subject to significant patent protection.

     Within the autoimmunity field, Pharmacia & Upjohn focuses on treatments for rheumatoid arthritis and inflammatory bowel diseases ("IBD"), including ulcerative colitis and Crohn's disease. SALAZOPYRIN (sulfasalazin), introduced in 1941, is widely used in the treatment of IBD. SALAZOPYRIN is marketed by Pharmacia & Upjohn in Europe and the U.S. and through independent distributors in Japan and over 30 other countries, primarily to gastroenterologists and colo-rectal surgeons. SALAZOPYRIN has had no patent protection since the 1960s and is subject to competition from other products and therapies, as well as to some generic competition.

     In 1985, Pharmacia & Upjohn introduced SALAZOPYRIN in the form of SALAZOPYRIN EN-tabs for the treatment of rheumatoid arthritis. SALAZOPYRIN EN-tabs are marketed by Pharmacia & Upjohn in Europe, primarily to rheumatologists. Pharmacia & Upjohn has applied for approval to market SALAZOPYRIN EN-tabs in Japan and the U.S.

     The development by Pharmacia & Upjohn of DIPENTUM(R), another product for the treatment of persons with IBD, with fewer observed side effects than SALAZOPYRIN, was based on experience gained from SALAZOPYRIN. DIPENTUM was launched in 1988. It is currently marketed by Pharmacia & Upjohn in the U.S. (only for maintenance treatment of remission in patients intolerant to sulfasalazin) and Europe and through independent distributors in five other countries. Although DIPENTUM has patent protection in the countries in which it is marketed, it competes with other products.


     Inflammation is one of the long-term research areas for Pharmacia & Upjohn.


     Urology. Pharmacia & Upjohn's products for urinary incontinence are DRIDASE/DITROPAN(R) and CETIPRIN NOVUM(R), and it has an additional new compound in the area of urinary incontinence, tolterodine, in Phase III clinical trials.

CONSUMER HEALTHCARE PRODUCTS

     Pharmacia & Upjohn develops, manufactures and markets nonprescription healthcare products to drug stores, food stores and mass merchandisers in the U.S. and Europe.

     Pharmacia & Upjohn developed and manufactures NICORETTE and NICOTROL(R) for smokers who seek a medical product to aid in smoking cessation. NICORETTE chewing gum was recently approved for over-the-counter sales in the U.S. and will be marketed by SmithKline Beecham Consumer Pharmaceuticals. NICORETTE chewing gum has also been approved for sale in France. Pharmacia & Upjohn's NICORETTE chewing gum and transdermal patch administer nicotine to the body through slow-release formulations in order to alleviate withdrawal symptoms. Pharmacia & Upjohn's U.S. patent covering nicotine polacrilex, the active ingredient in NICORETTE chewing gum, expired in August 1992. Pharmacia & Upjohn has filed an application requesting additional market exclusivity for NICORETTE chewing gum until 1999. In other countries, Pharmacia & Upjohn has no patent protection for NICORETTE chewing gum; however, the NICORETTE transdermal patch is patented in selected jurisdictions.

     In addition, Pharmacia & Upjohn produces and sells ROGAINE Topical Solution, a 2% solution of minoxidil applied topically to treat hair loss in men with male pattern baldness and in women with androgenetic alopecia or hereditary hair loss. The product is also sold in numerous foreign countries. The U.S. patents covering ROGAINE expired in February 1996. ROGAINE was recently approved for over-the-counter sale in the U.S., together with several generic products not produced by Pharmacia & Upjohn.

     Pharmacia & Upjohn also manufactures and distributes other products which do not require a prescription, including MOTRIN IB Tablets, Caplets and Gelcaps, an analgesic; KAOPECTATE(R) products, for diarrhea; CORTAID(R) products, anti-inflammatory topical products; the family of UNICAP(R) vitamin products; DRAMAMINE(R), anti-motion sickness medicines; and MYCITRACIN(R), an antibiotic ointment for treatment of minor skin infections and burns. Pharmacia & Upjohn also holds a license from Hoechst-Roussel Pharmaceuticals Inc. for exclusive U.S. rights to the nonprescription laxative products DOXIDAN(R) and SURFAK(R). Pharmacia & Upjohn also has a U.S. marketing arrangement with McNeil Consumer Products Company whereby Pharmacia & Upjohn has certain rights to several ibuprofen-based products and other products being developed by McNeil.

RESEARCH AND DEVELOPMENT

     Pharmacia & Upjohn aims to direct its R&D efforts to develop new innovative pharmaceuticals and other healthcare products offering high therapeutic benefits in a number of therapeutic areas in which Pharmacia & Upjohn believes it has the ability to establish a leading global position. Pharmacia & Upjohn also seeks to expand the markets for its existing products by identifying new indications and administrative forms as well as by expanding their international market penetration and extending product life, including by converting suitable patented products to over-the-counter products. Pharmacia & Upjohn concentrates its R&D resources on selected areas both where it has in-house expertise and where there are identified substantial unmet medical needs. Pharmacia & Upjohn's research activities are being focused on five medically important therapeutic areas, including infectious disease, metabolic disease, CNS, oncology and inflammation, and are conducted principally in Pharmacia & Upjohn's three regional centers in Kalamazoo, Michigan, Stockholm/Uppsala, Sweden and Milan, Italy.

     The R&D process has historically taken from 10 to 15 years from discovery to initial product launch and is conducted in various stages. During each stage of development, there is a substantial risk that the desired objectives will not be achievable and that the product will therefore have to be abandoned or the objectives modified. During the "preclinical" stage, generally the first two to four years, research scientists search for the active substance in the laboratory and perform pharmacology and toxicology studies of effects in various animals. Before testing in humans, an application for the compound must be filed and processed by the requisite regulatory authorities, which may take up to one year or longer. Testing in humans is performed in different clinical phases to assure the safety and efficacy of the new compound. In clinical Phase I, studies to establish the tolerance, absorption, distribution, metabolism and excretion of the compound are performed on healthy human subjects. Clinical Phase II studies are performed on a limited number of patients and clinical Phase III comparative studies are performed on a larger number of patients in order to establish efficacy and safety. Together, Phases I, II and III typically take from three to five years to complete. Thereafter, an application containing all data for the proposed drug is sent to regulatory authorities for approval, which may take an additional one to two years or longer. Further clinical trials, called Phase IV trials, are generally carried out after product launch to continue to monitor the efficacy and safety of a new drug.


     As a result of the Combination, Pharmacia & Upjohn has R&D resources which enable it competitively to develop commercially attractive new products. The complementary research expertise of Pharmacia in molecular biology and Upjohn in advanced chemistry is expected to strengthen research capabilities and contribute to a reduction in overall development time for new products. As part of Pharmacia & Upjohn's increased focus on high priority projects, a thorough review of R&D projects was undertaken. As a result, approximately 20 percent of the number of projects then under development was targeted to be discontinued or licensed out, enabling additional resources to be devoted to higher priority projects. Despite the dedication of resources to effecting the Combination, Pharmacia & Upjohn's product development efforts have met or exceeded the original timetable.

     The table below sets forth in summary form the Company's current principal projects in Phase II clinical trials or later development. No assurance can be given as to whether an NDA will be filed with respect to any project, as to the timing of any such filing or as to whether any such application will be approved.


                                                                                ESTIMATED FILING OF
                                                                                  DRUG APPLICATION
 THERAPEUTIC AREA/PRODUCT                                     DEVELOPMENT  ------------------------------
           NAME                      INDICATION(S)               PHASE        EU        U.S.      JAPAN
- -------------------------- ---------------------------------- -----------  ---------  ---------  --------
INFECTIOUS DISEASE
  RESCRIPTOR(R)            HIV/AIDS                              Filed       1997       Filed       na
  Oxazolidinones           Gram-positive infections               II         1998       1998       1998
CRITICAL CARE/THROMBOSIS
  ATGAM TF(R)              Aplastic anemia                       Filed        tbd       Filed     Filed
  CORVERT(R)               Irregular heartbeat                 Marketed      Filed    Approved     tbd
  FREEDOX                  Subarachnoid hemorrhage             Marketed    Approved     1997       tbd
                           Spinal cord injury                     II          tbd        tbd       tbd
                           Ischemic stroke                        II          tbd        tbd       tbd
CNS
  CABASER                  Parkinson's disease                 Marketed    Approved      tbd       1996
  SERMION AD(R)            Alzheimer's disease                    III        1996        tbd       tbd
  LINOMIDE,                Multiple Sclerosis                     III        1999       1999       tbd
  pramipexole              Parkinson's disease                   Filed       1996       Filed       na
                           Schizophrenia and depression           II          tbd        tbd        na
  reboxetine               Depression                             III        1996        tbd       tbd
  PNU101387G               Schizophrenia                          II          tbd        tbd       tbd
ONCOLOGY
  CAMPTOSAR                Colorectal cancer (refractory)        Filed        na      Approved      na
                           Lung cancer                          II/III        na         tbd        na
                           Cervical cancer                      II/III        na         tbd        na
  exemestane               Breast cancer in advanced stages       III       1996/97     1997       tbd
  REMISAR                  Bladder cancer                        Filed       1996       Filed     Filed
  SnET2                    Skin cancer (basal cell carcinoma)     III        1997       1997       tbd
                           Kaposi's sarcoma                       III        1997       1997       tbd
                           Cutaneous metastatic breast cancer     III        1997       1997       tbd
  triptorelin              Advanced prostate cancer               III         --        1996        --
  adozelesin               Solid tumors and leukemia              II          tbd        tbd       1998
  9-aminocamptothecin      Solid tumors (NSCLC, PCa, Crca)        II          tbd        tbd       tbd
                           Lymphoma                               II          tbd        tbd       tbd
  TOMOSAR(R)               Lymphoma                               II          na         na        1996
                           Breast cancers                         II          na         na        tbd
WOMEN'S HEALTH
  DOSTINEX                 Hyperprolactinemia                  Marketed    Approved     Filed      1998
  CYCLOPROVERA(R)          Injectable contraception               II          tbd        tbd        na
NUTRITION
  GLAMIN                   Parenteral nutrition                  Filed       Filed       na         na
  STRUCTOLIPID             Parenteral nutrition                  Filed       Filed       na         na
OPHTHALMOLOGY
  XALATAN                  Glaucoma                            Approved    Approved   Approved    Filed
  XALATAN COMB.(R)         Glaucoma                               II        1998/99    1998/99     tbd
INFLAMMATION
  FA31A                    Rheumatoid arthritis                   II          tbd        tbd       tbd
  ROGAINE 5%               Hair loss                             Filed        na        Filed       na
UROLOGY
  DETRUSITOL(R)            Urge incontinence                      III        1996       1997       tbd


na = not applicable  tbd = to be determined

  Infectious Disease


     RESCRIPTOR (delavirdine mesylate), a non-nucleoside reverse transcriptase inhibitor for the treatment of AIDS and HIV seropositive/asymptomatic patients, was filed with the U.S. FDA on July 17, 1996. Pharmacia & Upjohn is also pursuing new indications for the antimycobacterial agent MYCOBUTIN, the first drug approved for the prevention of certain opportunistic infections in AIDS patients.


     Oxazolidinones are a potentially important new class of antibiotics that have a novel mechanism of action: inhibition of mRNA translation. One agent is in Phase I testing and one is in Phase II testing for evaluation of efficacy, safety and human pharmacokinetics. In vitro studies show them to be effective against gram-positive bacteria including antibiotic-resistant strains of staphylococci, streptococci and enterococci. Management believes that oxazolidinones have the potential to meet a significant unmet clinical need due to the increasing incidence of resistant bacterial infections. Adequate plasma levels have been obtained in normal healthy volunteers with both agents. A patent application is pending in the U.S.

  Metabolic Disease

     The Company's primary research area in the field of metabolic disease concerns growth disorders. In addition, research projects are currently in process in the field of obesity, diabetes, arteriosclerosis and vascular disease.

     Research and development in the area of growth and growth factors is concentrated on a broader spectrum of indications for GENOTROPIN including use in adults as hormone replacement therapy (for which approval has already been received in the major European countries, New Zealand and China), and for uremia. In addition, Pharmacia & Upjohn is researching the further development of convenience products to administer GENOTROPIN as well as studying other indications.

  Critical Care and Thrombosis

     FREEDOX (tirilazad mesylate) is an antioxidant that limits ischemia in animal models. Applications for severe subarachnoid hemorrhage ("SAH") indications have been filed in 33 countries with 14 approvals received for the indication in males. Several other European countries are actively reviewing the file and meetings are scheduled to answer any outstanding questions. The Phase II/III SAH studies demonstrated a gender difference in efficacy at the highest dose tested. It has been shown that pre-menopausal women and patients on anticonvulsants, particularly phenytoin, have a faster rate of metabolism and thus are likely to need more drug to demonstrate efficacy. Accordingly, two Phase III trials are ongoing (one in Europe and one in the U.S.) to evaluate efficacy of a higher dose in women. A U.S. safety study using higher doses in males is also being conducted.

     Results of the U.S. and European head injury studies did not justify continued pursuit of head injury as a possible indication for FREEDOX in the U.S. or Europe.

     Multi-year clinical studies for the stroke indication are continuing utilizing higher doses of FREEDOX. A study for spinal cord injury sponsored by the National Institute of Health has completed enrollment.

     FRAGMIN, a low molecular weight heparin used mainly for prevention and treatment of deep venous thrombosis, has recently been approved in the U.S. for prevention of deep venous thrombosis in patients undergoing abdominal surgery. An application for an extension of this indication has been submitted to the FDA and applications for further indications are in preparation.

  Central Nervous System

     In the CNS area, Pharmacia & Upjohn has three potential products in late stage clinical development: CABASER (cabergoline), pramipexole and reboxetine.

     CABASER (cabergoline) has preferential D(2) receptor agonist activity with extremely long-lasting dopamine agonist effect. Cabergoline was recently launched in certain European countries under the trade name DOSTINEX for the treatment of hyperprolactinemia. The compound is also in late development worldwide as a potential treatment for Parkinson's disease, a relatively frequent and progressively disabling illness of the advanced age, where CABASER may be particularly useful for its longer duration of action and more convenient administration compared with other similar drugs. A registration dossier has been filed in major European countries and Pharmacia & Upjohn has received approval in the UK, Denmark and Switzerland for use in treatment of Parkinson's disease. Phase III studies are in progress in Japan (for filing projected in 1996). Continued studies with CABASER aim at documenting the product as a first line treatment for Parkinson's disease, especially for patients with early onset of disease.

     Pramipexole has preferential D(3) receptor agonist activity and is under development for Parkinson's disease, depression and schizophrenia. The compound was licensed from, and is being co-developed with, Boehringer-Ingelheim, with plans for worldwide co-marketing. Pharmacia & Upjohn filed an NDA in the U.S. in late 1995. The NDA includes three North American studies, which produced good results at well-tolerated doses for both early and late stage Parkinson's disease. The European filing will be dependent on finalization of a European early disease study (enrollment completed) as well as a bromocriptine comparator trial. Plans are for a centralized EU application by late 1996 for Parkinson's disease. The pramipexole compound patent expires in 2005 in Europe and Japan, and in 2006 in the U.S. The competition for Parkinson's disease drugs includes L-dopa, cabergoline, bromocriptine, pergolide, lisuride and ropinirole. Phase II studies for depression and schizophrenia are expected to be completed in 1996. If activity is demonstrated, Phase III programs would then be initiated.

     Reboxetine is an antidepressant agent which has a different side effect profile compared with other drugs due to a different mechanism of action. Clinical phase III studies have been completed in Europe and a European filing is planned in 1996.

     LINOMIDE is an oral immunomodulator which is currently being tested in multiple sclerosis studies, following positive animal studies indicating potential efficacy in autoimmune disorders. Phase II clinical studies have also been encouraging and are now being expanded in a Phase III program.

     Pharmacia & Upjohn is working to develop a chemical entity that would be intended to have an improved efficacy/side-effect ratio in the treatment of migraine.

     In addition, Pharmacia & Upjohn has several other projects under development. These include XANAX XR(R), a new formulation of the drug XANAX which is indicated for the treatment of anxiety. XANAX XR is a sustained release formulation expected to offer convenience/compliance benefits as well as obtain separate patent protection.

  Oncology

     This area represents a major research commitment for Pharmacia & Upjohn with discovery and development efforts directed and focused on finding effective treatments for various forms of tumors, particularly those which respond poorly, or are resistant, to currently available therapy.

     This research is conducted primarily in Nerviano/Milan, Italy, Kalamazoo, Michigan and in new laboratories in Lund, Sweden, designed and equipped specifically for discovery research in tumor biology and immunotherapy. The research programs cover chemotherapy, hormone therapy, immunotherapy of cancer as well as novel approaches and mechanisms of antitumor action which are being pursued mainly in discovery phase.

     CAMPTOSAR-CPT-11(R) (irinotecan hydrochloride), an injectable DNA topoisomerase-I inhibitor pro-drug licensed from Yakult Honsha for the U.S. and certain other territories, is in clinical development in the U.S. for refractory colorectal cancer. Clinical data shows a positive dose-dependent response rate. An NDA for refractory colorectal cancer was filed in the U.S. under an accelerated approval process and approved in June 1996.

     In the U.S. and Latin America, Phase II cervical and small cell lung cancer studies have also been conducted. The Phase II non-small cell lung study is closed, and Phase III planning has begun for colorectal and non-small cell lung trials. Also, Phase I studies for oral CPT-11 are underway to determine the maximal tolerated dose.

     REMISAR (bropirimine) is an oral oncolytic and immunomodulator targeted for treatment of bladder cancer in situ. An application has been filed in the U.S. and Japan; European filings will be made in late 1996. The U.S. patent was issued in 1995.

     Exemestane is a hormonal anticancer agent that is being tested as a potential treatment for advanced breast cancer. Phase III studies are being activated in Europe and the U.S., and Phase II clinical trials are in progress in Japan.

     SnET2 (tin ethyletioporpuria) is a novel agent for photodynamic anticancer therapy, licensed from the U.S. company PDT Inc. Phase III clinical trials have begun for three dermatological tumors: basal cell carcinoma, cutaneous lesions from metastatic breast cancer and Kaposi's sarcoma. Pharmacia & Upjohn is targeting late 1997 or early 1998 for filing. The photoreactive drug is activated by nonthermal light from a medical laser, which leads to the production of free oxygen radicals and the destruction of cancer cells. For most applications, only local anesthesia is required, indicating the potential for outpatient use.

     Adozelesin is a novel potent cancer agent targeted for treatment of leukemia and solid tumors. Phase II studies are underway in Japan in collaboration with Yakult Honsha. Early clinical results indicate activity in acute myeloid leukemia, with severe, prolonged myelosuppression. The U.S. patent was issued in 1990.

  Ophthalmology


     XALATAN (latanoprost), Pharmacia & Upjohn's compound for the treatment of open-angle glaucoma, has been approved in the U.S. and Sweden and is awaiting registration in the remaining European countries and Japan. Glaucoma is the largest indication in ophthalmology. Pharmacia & Upjohn believes that XALATAN represents a major advance in the treatment of glaucoma. XALATAN reduces intraocular pressure by means of a new mechanism of action. The development program for XALATAN will be further expanded with combination therapy and new formulations.


  Urology

     A new chemical entity, DETRUSITOL (tolterodine), is in late Phase III clinical testing for urinary urge and mixed incontinence. The compound has great selectivity for the receptors in the urinary bladder, indicating a favorable side effect profile, and is the first described antimuscarinic agent with bladder selective effect. DETRUSITOL would treat a common disorder that is currently inadequately treated. The Company has received a notice of arbitration from Forest Laboratories ("Forest") under which Forest has alleged that pursuant to an agreement with the Company, Forest is entitled to exclusive U.S. marketing rights to DETRUSITOL. The Company intends vigorously to defend this action, although it is not yet able to predict the outcome of this proceeding.

  Consumer Healthcare Products

     Pharmacia & Upjohn is currently working on extending the range of products for smoking cessation (NICORETTE) and a treatment for hair loss (ROGAINE/REGAINE) to the over-the-counter market. NICOTROL Patch was recommended for over-the-counter approval in the U.S. on April 19, 1996. Management believes that these products will benefit from being available on a non-prescription basis.

ANIMAL HEALTH

     Pharmacia & Upjohn researches, develops, manufactures and markets a broad range of pharmaceutical and vaccine products for both food and companion animals to meet the market needs of veterinarians, feed manufacturers and livestock producers. Pharmacia & Upjohn ranks approximately tenth in the world in terms of market share of total animal health product sales. Approximately 55 percent of the total animal health product sales are in the U.S.

     Pharmacia & Upjohn develops, manufactures and sells animal pharmaceutical products and animal feed additives, the sales of which fluctuate with changes in the agricultural economy. These products are sold worldwide to veterinarians, feed manufacturers, distributors and growers who choose Pharmacia & Upjohn's products primarily because of their efficacy and suitability for particular uses, as well as price and quality. Major products include NAXCEL(R) Sterile Powder, an antibiotic for bovine and swine respiratory disease and early chick mortality; LINCO-SPECTIN(R) Soluble Powder and Premix, a combination lincomycin/spectinomycin antibiotic; LINCOMIX(R) 20 and LINCOMIX 50 Feed Medication, which are feed-additive antibiotics; MGA(R) Premix, which is a growth-promoting feed additive for feedlot heifers; various products for the treatment of mastitis, including PIRSUE(R); DELTA ALBAPLEX(R) Tablets and LINCOCIN(R), which are small-animal antibiotics; and LUTALYSE(R) Sterile Solution, which is used to synchronize breeding performance in mares and cattle. In addition, Pharmacia & Upjohn sells a line of animal health vaccines through Oxford Veterinary Laboratories, Inc. (Bio-Vac Labs, Inc.).

CHEMICAL AND CONTRACT MANUFACTURING

     Pharmacia & Upjohn researches, develops, manufactures and markets bulk pharmaceutical chemicals and selected high-technology specialty
(nonpharmaceutical) chemicals. In addition, Pharmacia & Upjohn manufactures finished dosage forms for sale to third parties.

BIOTECHNOLOGY

     Pharmacia & Upjohn is one of the world's leading suppliers of biotechnology equipment. It develops, manufactures and sells systems, reagents and chemicals for pharmaceutical and biotechnology companies and for life science research in the public and private sectors. The business area's traditional products are for use in laboratory-scale chromatography and electrophoresis, two key separation technologies for biomolecules. Pharmacia & Upjohn also produces reagents, chemicals and systems used by researchers to perform experiments in the areas of molecular and cell biology, and media and systems devoted to large-scale purification of substances prepared by biotechnological methods in the pharmaceutical industry. Pharmacia & Upjohn's business objective is to satisfy the needs of biotech supply customers by providing them with value-added, knowledge-based products and services for the development and commercialization of applications in the biotechnology field.

     In recent years, the market for biotechnology research instruments and other products has been adversely affected by budgeting constraints in universities and publicly funded research centers, resulting in increasing competition and downward price pressure.

DIAGNOSTICS

     Pharmacia & Upjohn is the world leader in the area of in vitro allergy diagnostics. Pharmacia & Upjohn's main allergy diagnostic product, the Pharmacia CAP System(R), was introduced by Pharmacia in 1989. It is a highly automated laboratory system that enables testing from patient blood samples for allergenic sensitivity to nearly 500 substances. Pharmacia & Upjohn believes that no competitor in the allergy diagnostic business markets a product that can test allergenic sensitivity to as many different substances. Pharmacia & Upjohn markets the Pharmacia CAP System to diagnostic laboratories worldwide. Patents on the Pharmacia CAP System expire in 2003.

     Pharmacia & Upjohn's largest market for allergy diagnostics is Japan, while sales in the U.S. are relatively low because of the relatively high incidence of more traditional in vivo (skin prick) diagnostic testing by medical professionals in the U.S.

DISEASE MANAGEMENT

     Pharmacia & Upjohn participates in the disease management business in the U.S. through its Greenstone Healthcare Solutions subsidiary, providing services in prevention, screening, diagnosis, treatment, case management, education and outcome assessment. As a new business, Greenstone Healthcare Solutions makes a very small contribution to Pharmacia & Upjohn's profits.

PRODUCTION

     Pharmacia & Upjohn produces its products mainly in the U.S., Sweden, Italy, Belgium, Ireland and Puerto Rico.

     Pharmacia & Upjohn purchases a variety of raw materials for use in its manufacturing processes. When available, Pharmacia & Upjohn has a policy of maintaining multiple sources of supply for materials. Pharmacia & Upjohn obtains its supplies of raw materials from a number of countries. Pharmacia & Upjohn has not experienced any difficulty in obtaining a sufficient supply of raw materials in recent years and believes that it will be able to obtain them in sufficient quantities in the future. However, the price of its raw materials may vary from year to year.

MARKETING AND DISTRIBUTION

     Pharmacia & Upjohn's products are sold worldwide. Pharmacia & Upjohn markets its products through its own marketing companies or through local distributors and licensees. As part of its ongoing commitment to its customers, Pharmacia & Upjohn periodically organizes educational programs to provide specialist doctors with information on the most recent product innovations and scientific advances.

     Pharmacia & Upjohn's marketing companies are organized by geographical markets to meet the requirements of the markets in which they operate.

     Pharmacia & Upjohn has a joint marketing agreement with Solvay S.A. to market in the U.S. and certain European countries Solvay's LUVOX (fluvoxamine), a product for treatment of obsessive-compulsive disorder and depression (the product is approved for depression in Europe and Canada but not yet in the U.S.). Under the same agreement, Solvay S.A. jointly markets HALCION and XANAX in the U.S. and certain European countries.

COMPETITION

     The pharmaceutical industry is highly competitive. Pharmacia & Upjohn's principal competitors consist of major international corporations with substantial resources. A drug may be subject to competition from alternative therapies during the period of patent protection and thereafter it will also be open to competition from generic products. The manufacturers of generic products typically do not bear the related research and development costs and consequently are able to offer generic products at considerably lower prices than the branded equivalents. A research-based pharmaceutical company will therefore normally seek to achieve a sufficiently high profit margin and sales volume during the period of patent protection to justify the original investment and to fund research for the future. There are, however, a number of factors which may enable products to remain profitable once patent protection has ceased. These include the establishment of a strong brand image with the prescriber or the consumer, supported by an active trademark registration and enforcement policy, and the development of a broader range of alternative formulations than the generic manufacturer typically supplies.

     As is the case for the pharmaceutical industry in general, the introduction of new products and processes by competitors may affect pricing levels or result in product replacement for existing products, and there can be no assurances that any of Pharmacia & Upjohn's products may not become outmoded, notwithstanding patent or trademark protection. In addition, increasing governmental and other pressures towards the dispensing of generic products in substitution for brand-name drugs may increase competition for products no longer covered by patents.

     Over the last few years, the pharmaceutical industry has experienced increased vertical and horizontal consolidation, and the breadth of products offered and distribution capabilities of a company may become a competitive feature. Pharmacia & Upjohn competes with other pharmaceutical companies in discovering or licensing new chemical entities useful in treating medical conditions. In addition, significant changes in marketing conditions are occurring in the U.S., Swedish and foreign pharmaceutical markets, including decreased pricing flexibility, restrictions on promotional and marketing practices and the impact of managed care, particularly with respect to product selections and pricing concessions.

     Pharmacia & Upjohn's competitive position depends in part upon its ability to develop innovative, cost-effective new products, as well as new indications for, and improvements in, existing products. Its competitive position also depends upon, among other things, its ability to compete on the basis of price as well as to maintain a reputation for quality, efficacy and cost-effectiveness with the specialist doctors and hospital purchasing groups to which its products are targeted, as well as with the wider group of customers which includes pharmacies, wholesalers, hospitals and insurers.

     In addition, Pharmacia & Upjohn's ability to maintain longstanding and interactive relationships with specialist doctors and its ability to attract and retain qualified scientific and other personnel, develop and implement production and marketing plans, obtain and maintain patent protection for selected products in its significant markets and secure adequate capital resources are also important competitive factors.

PRICING

     In addition to the normal competitive forces that affect the level of prices, a further constraint exists in the form of price controls in most countries in which Pharmacia & Upjohn sells its products. These controls arise either by law or because the government or other healthcare providers in a particular jurisdiction are the principal purchasers of the product or reimburse purchasers for the cost of the product. Price control mechanisms operate differently from jurisdiction to jurisdiction and can result in large price differentials between markets, which may be aggravated by currency fluctuations. These price differentials are exploited by traders (parallel importers) who purchase branded products in lower-priced markets for resale in higher-priced markets.

PRODUCT REGULATION

     Like other pharmaceutical companies, Pharmacia & Upjohn is subject to strict controls on the manufacture, labeling, distribution and marketing of its products. Further controls exist on the non-clinical and clinical development of pharmaceutical products. Of particular importance is the requirement to obtain and maintain regulatory approval for a pharmaceutical product from a country's national regulatory authority before such product may be marketed in a particular country.

     The submission of an application to a regulatory authority does not guarantee that a license to market the product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval, even though the relevant product has been approved in another country. Regulatory authorities also have administrative powers that include product recalls, seizure of products and other sanctions.

     The U.S., Europe, Japan, Australia and Canada have very high standards for technical appraisal and consequently, in most cases, a lengthy approval process. The time taken to obtain approval varies by country, but generally takes from six months to four years from the date of application, depending upon the quality of the data produced, the degree of control exercised by the regulatory authority, the efficiency of its review procedure and the nature of the product. The trend in recent years has been towards lengthening regulatory reviews, greater regulation and higher standards with higher levels of standardization among jurisdictions.

     In Europe, the European Agency for the Evaluation of Medicinal Products (the "Medicinal Products Agency") was created in July 1993 and opened on January 1, 1995. Based in London, the Medicinal Products Agency will give opinions on medicinal products by using two new procedures, a centralized community procedure and a decentralized procedure, the latter being based on the principle of mutual recognition of assessments.

     In the U.S., most human and animal pharmaceutical products manufactured or sold by Pharmacia & Upjohn are subject to regulation by the FDA as well as by other federal and state agencies. The FDA regulates the introduction of new drugs, advertising of prescription drug products, manufacturing, laboratory and clinical practices, labeling, packaging and record-keeping with respect to drug products. The FDA also reviews the safety and effectiveness of marketed drugs and may require withdrawal of products from the market and modification of labeling claims where necessary. In addition, the manufacturing, marketing and use of Animal Health products are closely regulated in all major markets including the U.S. Department of Agriculture, which regulates animal health products within the U.S.

     Government approval of new drugs under the federal Food, Drug and Cosmetic Act requires substantial evidence of safety and efficacy. As a result of this requirement, as interpreted by the FDA, the length of time and the laboratory and clinical information required for approval of an NDA is considerable.

     The FDA has adopted streamlined procedures for the approval of duplicate drugs (drugs containing the same active ingredient as the originator's product), including abbreviated NDAs. Approval of abbreviated NDAs may not be made effective prior to expiration of valid patents. The FDA has established a similar expedited approval process for antibiotics. The availability of the abbreviated NDA and expedited antibiotic approval processes has reduced the time period and expense required to obtain FDA approval of some competing products and has facilitated generic competition.

     At the state level, so-called "generic substitution" legislation permits the dispensing pharmacist to substitute a different manufacturer's version of a drug for the one prescribed. In a number of states, such substitution is mandatory unless precluded by the prescribing physician.

     U.S. pharmaceutical manufacturers are required to provide rebates to state governments for prescriptions covered by Medicaid. The issue of further price controls on sales of prescription drugs continues to be considered in Congress and various states, and additional federal or state legislation to limit prices of prescription drugs is possible.

     It is difficult to predict the ultimate effect of streamlined approval of duplicate or generic drugs, "generic substitution," the Medicaid reimbursement and rebate programs and possible price limitations. However, Pharmacia & Upjohn believes that its development of patented and exclusively licensed products may moderate the impact of programs and legislation focusing mainly on products available from multiple suppliers.

ENVIRONMENTAL MATTERS

     The Company is subject to environmental legislation and regulation. Environmental compliance costs, including capital expenditures related to future production, have been increasing each year. Spending at the Kalamazoo, Michigan production site is expected in the near future related to groundwater remediation and improved control of surface water discharges. Other projects related to the prevention, mitigation and elimination of environmental effects are being planned and implemented worldwide.

     Since several capital projects are undertaken for both environmental control and other business purposes, such as production process improvements, it is difficult to estimate the specific capital expenditures for environmental control. However, including all such multi-purpose capital projects as environmental expenditures, it is estimated that capital expenditures for environmental protection will exceed $40 million in both 1996 and 1997. Operating expenses for compliance with environmental protection laws and regulations in 1995 are estimated to have been in excess of $60 million. It is estimated that such operating expenses for 1996 will again be in excess of $60 million. Cash payments charged to environmental reserves in 1995 were approximately $10 million and are estimated to be approximately $10 million for 1996.

LEGAL PROCEEDINGS

     Various suits and claims arising in the ordinary course of business, primarily for personal injury and property damage alleged to have been caused by the use of Pharmacia & Upjohn's products, are pending against Pharmacia & Upjohn and its subsidiaries. Product liability is a significant commercial risk for Pharmacia & Upjohn. Substantial damage awards have been made in certain jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products.

     Pharmacia & Upjohn is involved in several administrative and judicial proceedings relating to environmental concerns, including actions brought by the U.S. Environmental Protection Agency and state environmental agencies for remedial cleanup at approximately 40 "Superfund" sites and including site clean-up at Pharmacia & Upjohn's discontinued industrial chemical operations. Pharmacia & Upjohn's estimate of the ultimate cost to be incurred in connection with these environmental situations could change due to uncertainties at many sites with respect to potential cleanup remedies, the estimated cost of cleanup and Pharmacia & Upjohn's ultimate share of a site's cost.

     Based on information currently available and Pharmacia & Upjohn's experience with lawsuits of the nature of those currently filed or anticipated to be filed which have resulted from business activities to date, the amounts accrued for product and environmental liabilities are considered to be adequate. Although the Company cannot predict and cannot make assurances with respect to the outcome of individual lawsuits, the ultimate liability should not have a material effect on its consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of such issues, the ultimate liability should not have a material adverse effect on Pharmacia & Upjohn's results of operations or liquidity.

     In May 1994, the FDA established a Task Force to review the FDA's prior inspection report on HALCION, including an assessment of the conclusions of the report, the approval of the drug, related FDA processes and procedures and the violation of any laws. The U.S. Attorney's Office in Grand Rapids, Michigan, assisted in this review. Several Upjohn employees have given testimony before a grand jury sitting in the U.S. District Court for the Western District of Michigan, and a number of current and former employees have been interviewed by FDA and Justice Department investigators. The Task Force recently issued its report, which found no evidence of criminal wrongdoing, but suggested that the Justice Department is the appropriate entity to determine and evaluate the facts and to determine whether criminal offenses had occurred and should be pursued. The Task Force also concluded that the evidence supports the safety and efficacy of HALCION tablets when used in accordance with its approved labelling. However, the Task Force recommended that a wide spectrum of experts review the safety and efficacy data on HALCION tablets, and report their findings to the FDA's Psychopharmalogical Drugs Advisory Committee. The Task Force also recommended several improvements in FDA practices and procedures. The Company cannot predict the outcome of any continuing investigation by the Justice Department or the FDA. A subcommittee of the House of Representatives has instituted a review of some of the conclusions of the original inspection report and is reviewing the Task Force report. The Company has furnished the subcommittee a large number of documents in responding to the subcommittee's request. The Company cannot predict the nature, scope or timing of any further review by the subcommittee.


     Upjohn is a party along with a number of other defendants (both manufacturers and wholesalers) in several federal civil antitrust lawsuits, some of which have been or are in the process of being consolidated and transferred to the Federal District Court for the Northern District of Illinois for purposes of discovery. These suits, brought by independent pharmacies and chains, generally allege unlawful conspiracy, price discrimination and price fixing and, in some cases, unfair competition, and specifically allege that Upjohn and the other named defendants violated: (1) the Robinson-Patman Act by giving substantial discounts to hospitals, nursing homes, mail-order pharmacies and health maintenance organizations ("HMOs") without offering the same discounts to retail drugstores, and (2) Section I of the Sherman Antitrust Act by entering into illegal vertical combination with other manufacturers and wholesalers to restrict certain discounts and rebates so they benefitted only favored customers. The Federal District Court for the Northern District of Illinois has certified a class consisting of retail pharmacies, and the same court has pending before it a suit with approximately 2,500 named retail pharmacies as plaintiffs. The suits seek treble damages and an injunction prohibiting the alleged illegal practices. A majority of the pharmaceutical company defendants (not including Upjohn) have reached settlement agreements with the plaintiffs in the class action pending in the Northern District of Illinois for amounts ranging from $10 million to $60 million. See Note 13 to the Audited Consolidated Financial Statements included in this Prospectus. These settlements were recently approved by the court. Upjohn, together with the remaining settling and non-settling defendants, are appealing to the United States Court of Appeals for the Seventh Circuit from certain of the trial judge's orders. Actions raising claims similar to the federal lawsuits have been brought on behalf of retail drugstores and/or consumers in a number of state courts, including Alabama, Arizona, California, Colorado, District of Columbia, Maine, Michigan, Minnesota, New York, Washington and Wisconsin state courts. The California State court has certified a class of consumers seeking damages resulting from the same alleged conspiracy by the defendant pharmaceutical companies. The U.S. Federal Trade Commission has instituted an inquiry into whether pharmaceutical companies, including Upjohn, may have violated federal antitrust laws in connection with establishing prices and rebates.


     Lawsuits have been filed against Pharmacia in the U.S., Japan and Sweden alleging that the manufacturing of GENOTROPIN infringes third-party patent rights. At this preliminary stage of the proceedings, the outcome of the actions cannot be determined.

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

                              SELLING STOCKHOLDER

     Volvo is a limited liability company organized under the laws of the Kingdom of Sweden. It was established in 1915 and is among the largest industrial groups, measured by sales, in the Nordic area (Sweden, Norway, Denmark, Finland and Iceland). The Selling Stockholder's operations are concentrated in the automotive and transport equipment industries.

     Prior to the Global Offering, the Selling Stockholder owned 69,765,766 shares, or approximately 13.7 percent, of the Common Stock then outstanding. The Selling Stockholder will sell 46,000,000 shares in connection with the Offering and has also granted the Underwriters over-allotment options for an additional 6,900,000 shares. Following the Global Offering, the Selling Stockholder will own 23,765,766 shares, or approximately 4.7 percent, of the shares of Common Stock then outstanding, assuming no exercise of the over-allotment options, and 16,865,766 shares, or approximately 3.3 percent, of the shares then outstanding, assuming full exercise of the over-allotment options. The Selling Stockholder currently holds its shares through an indirect wholly owned subsidiary. Soren Gyll, President and Chief Executive Officer of the Selling Stockholder, is a member of the Board of Directors of the Company.


     In connection with the Combination, the Selling Stockholder, the Company, Upjohn and Pharmacia entered into a Registration Rights Agreement, dated as of August 20, 1995 (the "Registration Rights Agreement"), pursuant to which the Selling Stockholder has the right, among other things, to require the Company to register for resale under the U.S. Securities Act of 1933, as amended (the "Securities Act"), all or any part of the shares of Common Stock acquired by the Selling Stockholder as a result of the Combination. The Registration Rights Agreement provides that the Company will pay certain costs and expenses incurred in connection with any such registration, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses and fees and disbursements of counsel and accountants for the Company. The Selling Stockholder has agreed to pay certain expenses in connection with the Global Offering. See "Underwriting".


     Pursuant to the Registration Rights Agreement, the Company filed the Registration Statement of which this Prospectus forms a part and has undertaken certain obligations in connection with such Registration Statement, including the obligation to use its reasonable best efforts to keep such Registration Statement effective for at least 180 days and to indemnify the Selling Stockholder and the Underwriters against certain liabilities, including liabilities under the Securities Act. In connection with the offering of shares by this Prospectus, the Selling Stockholder has agreed to indemnify the Company for certain liabilities, including liabilities under the Securities Act.

     The Global Offering furthers Volvo's objective to concentrate resources on automotive and transport equipment operations.

                                  UNDERWRITING


     The Global Offering consists of a U.S. Offering of           shares of
Common Stock that is being underwritten severally, but not jointly, by a syndicate of underwriters (the "U.S. Underwriters"), an International Offering
of           shares of Common Stock that is being underwritten severally, but not jointly, by a syndicate of underwriters (the "International Underwriters"),
and a Nordic Offering of           shares of Common Stock that is being
underwritten severally, but not jointly, by a syndicate of underwriters (the "Nordic Underwriters", and, together with the U.S. Underwriters and the International Underwriters, the "Underwriters"). In the International Offering and Nordic Offering, shares of Common Stock is being offered in the form of shares of Common Stock or Swedish Depositary Shares ("SDSs"). Goldman, Sachs & Co. and Merrill Lynch & Co. are acting as "Global Coordinators" for the Global Offering.


     Subject to the terms and conditions of the U.S. Underwriting Agreement among the Company, the Selling Stockholder and the U.S. Underwriters (the "U.S. Underwriting Agreement"), the Selling Stockholder has agreed to sell to each of the U.S. Underwriters named below, and each of the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated are acting as representatives, has severally agreed to purchase from the Selling Stockholder the respective number of shares of Common Stock set forth opposite its name below:

                                                                     NUMBER OF SHARES
                              U.S. UNDERWRITER                       OF COMMON STOCK
        -----------------------------------------------------------------------------
        Merrill Lynch, Pierce, Fenner & Smith
                      Incorporated...................................
        Goldman, Sachs & Co..........................................
        Bear, Stearns & Co. Inc. ....................................
        J.P. Morgan Securities Inc...................................
        Morgan Stanley & Co. Incorporated............................

                                                                     ----------------
                       Total.........................................
                                                                     ===============

     Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less
a concession of $       per share. The U.S. Underwriters may allow, and such
dealers may reallow, a concession not in excess of $       per share to certain
brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company and the Selling Stockholder have also entered into an underwriting agreement (the "International Underwriting Agreement") with the International Underwriters providing for the concurrent offer and sale of shares of Common Stock or SDSs outside the U.S. and Canada and outside the Nordic countries in the International Offering and an underwriting agreement (the "Nordic Underwriting Agreement") with the Nordic Underwriters providing for
the concurrent offer and sale of           shares of Common Stock or SDSs in the
Nordic countries in the Nordic Offering. The offering price and aggregate underwriting discount per share for the U.S. Offering, the International Offering and the Nordic Offering are identical. The number of shares of Common Stock allocated to each offering may differ from the amount offered due to reallocation among the offerings. The closing of each of the U.S. Offering, the International Offering and the Nordic Offering is conditional upon the simultaneous closing of all three offerings. The representatives of the International Underwriters are Goldman Sachs International, Merrill Lynch International, CS First Boston Limited, HSBC Investment Bank plc and UBS Limited. The representatives of the Nordic Underwriters are Enskilda Securities (a unit of Skandinaviska Enskilda Banken AB (publ)), Goldman Sachs International and Merrill Lynch International.

     The U.S. Underwriters, the International Underwriters and the Nordic Underwriters have entered into an Agreement among the U.S., International and Nordic Underwriting Syndicates (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made among the U.S. Underwriters, the International Underwriters and the Nordic Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price, less an amount not greater than the selling concession.

     Under the terms of the Intersyndicate Agreement, the Underwriters in each geographic area have agreed not to offer for sale any shares of Common Stock or SDSs in any other geographic area until the completion of the distribution of the shares of Common Stock and SDSs in all of the offerings in the Global Offering unless otherwise agreed by the Global Coordinators. The Intersyndicate Agreement also provides, among other things, that the Global Coordinators shall have the authority to manage the orderly distribution of the shares of Common Stock and SDSs, which may include the transfer of shares of Common Stock or SDSs among the Underwriters in response to market demand.

     The Selling Stockholder has granted to the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an
aggregate of           additional shares of Common Stock to cover
over-allotments, if any, at the public offering price less the underwriting discount. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the foregoing table,
bears to the           shares of Common Stock offered. The Selling Stockholder
has granted to the International Underwriters and the Nordic Underwriters
similar options to purchase up to an aggregate of           additional shares of
Common Stock (in the form of shares of Common Stock or SDSs) and additional shares of Common Stock (in the form of shares of Common Stock or SDSs), respectively, to cover over-allotments, if any, at the public offering price less the underwriting discount. The over-allotment options granted to the Underwriters are exercisable at the sole discretion of the Global Coordinators.

     The Selling Stockholder has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or other securities of the Company that are substantially similar to the shares of Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any such substantially similar securities, for a period of 180 days after the date of this Prospectus without the prior written consent of the Global Coordinators.

     Stattum has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or other securities of the Company that are substantially similar to the shares of Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any such substantially similar securities, for a period of 12 months after the date of this Prospectus without the prior written consent of the Global Coordinators.

     The Company has agreed not to issue, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or other securities of the Company that are substantially similar to the shares of Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, shares of Common Stock or any such substantially similar securities, for a period of 180 days after the date of this Prospectus without the prior written consent of the Global Coordinators; provided, that this restriction will not apply to issuances or sales of shares in connection with (i) employee stock option, savings or compensation plans or dividend reinvestment plans or the conversion of convertible securities outstanding on the date of this Prospectus or (ii) a merger or other combination with, or exchange offer for shares of, another entity.

     In connection with the Global Offering, certain Underwriters and their affiliates are registered as market makers in the shares of Common Stock on SEAQ International. Pursuant to an exemption from Rule 10b-6 under the Exchange Act granted by the Commission, these market makers may engage in passive market
making during the period from the close of business on July    , 1996 (London
time) through the completion of the Global Offering, subject to compliance with certain conditions, including not trading for the purpose of creating actual or apparent active trading in or raising the price of the shares and maintaining records required by the London Stock Exchange.

     The Company and the Selling Stockholder have agreed to indemnify the several Underwriters and others against certain liabilities, including liabilities under the Securities Act and other applicable securities laws, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Selling Stockholder has agreed to bear the underwriting discount and certain other expenses in connection with the offering of the shares of Common Stock. Certain costs and expenses incident to the sale of the Common Stock offered, including registration and filing fees, printing expenses, exchange listing fees and fees and disbursements of counsel and accountants for the Company, but excluding the fees and disbursements of counsel to the Selling Stockholder, will be borne by the Company.

     Certain of the Underwriters (or their respective affiliates) have performed various investment banking services for the Company and/or the Selling Stockholder.

                               VALIDITY OF SHARES

     The validity of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by Sullivan & Cromwell, New York, New York, and for the Underwriters by Shearman & Sterling, New York, New York. Shearman & Sterling renders legal services to Pharmacia & Upjohn and Volvo from time to time.

                                    EXPERTS

     The consolidated balance sheets of Pharmacia & Upjohn as of December 31, 1995 and 1994, and the consolidated statement of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995, which have been included and incorporated by reference in this Prospectus, have been included and incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP, independent accountants, given on the authority of those firms as experts in auditing and accounting. With respect to the Pharmacia & Upjohn unaudited interim financial information for the periods ended March 31, 1996 and 1995, included in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Pharmacia & Upjohn quarterly report on Form 10-Q for the quarter ended March 31, 1996 and included herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the Pharmacia & Upjohn unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                             AVAILABLE INFORMATION


     The Company has filed with the Commission in Washington, D.C. a registration statement on Form S-3 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock, reference is hereby made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.



     The Company is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copies made at the public reference facilities of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and Thirteenth Floor, Seven World Trade Center, New York, New York 10048, and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.


     The Common Stock is listed on the NYSE, and the periodic reports, proxy statements and other information filed by the Company with the Commission are available for inspection at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

     The Company prepares annual reports which are distributed to its stockholders. The Company's annual reports contain financial information examined and reported upon, with opinions expressed, by the Company's auditors. The consolidated financial statements of the Company included in such annual reports are presented in United States dollars and are prepared in conformity with United States generally accepted accounting principles. In addition, the consolidated financial statements of the Company are translated into the Swedish language.

                                 MISCELLANEOUS


     In connection with the Combination, the Company appointed Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP as joint independent public accountants for purposes of certifying Pharmacia & Upjohn's consolidated financial statements. This joint appointment was made on an interim basis to facilitate the implementation of the Combination until a decision could be made on the appointment of a single firm. On June 10, 1996, the Company's Board of Directors, upon recommendation of its Audit Committee, determined to appoint Coopers & Lybrand L.L.P. as its certifying accountants.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
INTERIM CONSOLIDATED FINANCIAL STATEMENTS:
  Review report of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP dated April 30,
     1996............................................................................   F-2
  Condensed Consolidated Balance Sheets as of March 31, 1996 (unaudited) and December
     31, 1995........................................................................   F-3
  Condensed Consolidated Statements of Earnings for the three months ended March 31,
     1996 (unaudited) and March 31, 1995 (unaudited).................................   F-4
  Condensed Consolidated Statements of Cash Flows for the three months ended March
     31, 1996 (unaudited) and March 31, 1995 (unaudited).............................   F-5
  Notes to Consolidated Financial Statements.........................................   F-6
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Report of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP dated February 21,
     1996............................................................................   F-8
  Consolidated Balance Sheets as of December 31, 1995 and 1994.......................   F-9
  Consolidated Statements of Earnings for the years ended December 31, 1995, 1994 and
     1993............................................................................   F-10
  Consolidated Statements of Shareholders' Equity for the years ended December 31,
     1995, 1994 and 1993.............................................................   F-11
  Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994
     and 1993........................................................................   F-12
  Notes to Consolidated Financial Statements.........................................   F-13

                    REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
  Board of Directors
  Pharmacia & Upjohn, Inc.

We have reviewed the consolidated balance sheet of Pharmacia & Upjohn, Inc. and Subsidiaries as of March 31, 1996, and the related condensed consolidated statements of earnings and cash flows for the three-month periods ended March 31, 1996 and 1995. These financial statements are the responsibility of Pharmacia & Upjohn, Inc. management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above, for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet as of December 31, 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended; and in our report, dated February 21, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 1996, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

COOPERS & LYBRAND L.L.P.                                   KPMG PEAT MARWICK LLP

Chicago, Illinois
April 30, 1996

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                   PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

                                                                                  DECEMBER 31,
                                                                                      1995
                                                                   MARCH 31,      ------------
                                                                     1996
                                                                  -----------
                                                                   UNAUDITED
                                                                          (U.S. DOLLAR AMOUNTS
                                                                                 IN THOUSANDS)
                                            ASSETS
Current assets:
  Cash and cash equivalents.....................................  $   890,691     $   840,525
  Short-term investments........................................      793,805         973,656
  Other current assets..........................................    3,216,866       3,159,429
                                                                     --------        --------
       TOTAL CURRENT ASSETS.....................................    4,901,362       4,973,610
                                                                     --------        --------
Long-term investments...........................................      696,230         715,348
Goodwill and other intangible assets, net.......................    1,654,038       1,722,157
Properties, net.................................................    3,401,072       3,393,225
Other noncurrent assets.........................................      691,886         656,261
                                                                     --------        --------
       TOTAL ASSETS.............................................  $11,344,588     $11,460,601
                                                                     ========        ========
                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term debt, including current maturities of long-term
     debt.......................................................  $   511,610     $   524,429
  Other current liabilities.....................................    1,992,848       2,115,499
                                                                     --------        --------
       TOTAL CURRENT LIABILITIES................................    2,504,458       2,639,928
                                                                     --------        --------
Long-term debt and guarantee of ESOP debt.......................      804,319         870,308
Other noncurrent liabilities....................................    1,713,939       1,563,158
                                                                     --------        --------
Shareholders' equity:
  Preferred stock, one cent par value; authorized 100,000,000 shares
     issued Series A convertible 7,206 shares (1995: 7,220
     shares)
     at stated value............................................      289,968         290,778
  Common stock, one cent par value; authorized 1,500,000,000 shares, issued 508,678,572 shares (1995: 506,625,800
     shares)....................................................        5,087           5,066
  Capital in excess of par value................................    1,513,994       1,457,240
  Retained earnings.............................................    5,769,877       5,861,197
  Currency translation adjustments..............................   (1,011,427)       (986,278 )
  Other shareholders' equity....................................     (245,627)       (240,796 )
                                                                     --------        --------
       TOTAL SHAREHOLDERS' EQUITY...............................    6,321,872       6,387,207
                                                                     --------        --------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...............  $11,344,588     $11,460,601
                                                                     ========        ========

See accompanying notes.

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                   PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

                                                                     FOR THE THREE MONTHS
                                                                        ENDED MARCH 31,
                                                                 -----------------------------
                                                                    1996               1995
                                                                 ----------UNAUDITED----------
                                                                     (U.S. DOLLAR AMOUNTS
                                                                     IN THOUSANDS, EXCEPT
                                                                        PER SHARE DATA)
Net sales......................................................  $1,740,138         $1,681,265
Other revenue..................................................      17,342             58,019
                                                                 ----------         ----------
TOTAL OPERATING REVENUE........................................   1,757,480          1,739,284
Cost of products sold..........................................     503,115            507,456
Research and development.......................................     299,756            294,577
Marketing, administrative and other............................     629,699            607,862
Restructuring charges..........................................     257,200                 --
Merger costs...................................................      22,028                 --
                                                                 ----------         ----------
OPERATING INCOME...............................................      45,682            329,389
Interest income................................................      48,634             44,886
Interest expense...............................................     (19,162)           (22,077)
All other, net.................................................        (786)             2,721
                                                                 ----------         ----------
EARNINGS BEFORE INCOME TAXES...................................      74,368            354,919
Provision for income taxes.....................................      24,500            117,100
                                                                 ----------         ----------
NET EARNINGS...................................................      49,868            237,819
Dividends on preferred stock (net of tax)......................       3,139              3,068
                                                                 ----------         ----------
NET EARNINGS ON COMMON STOCK...................................  $   46,729         $  234,751
                                                                 ==========         ==========
Net earnings per common share:
  Primary......................................................  $     0.09         $     0.46
  Fully diluted................................................  $     0.09         $     0.46

See accompanying notes.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                   PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

                                                                     FOR THE THREE MONTHS
                                                                        ENDED MARCH 31,
                                                                  ---------------------------
                                                                    1996              1995
                                                                  ---------UNAUDITED---------
                                                                    (U.S. DOLLAR AMOUNTS IN
                                                                  THOUSANDS)
NET CASH PROVIDED BY OPERATIONS.................................  $  90,568         $ 150,704
                                                                  ---------         ---------
Cash provided (required) by investment activities:
  Acquisitions of subsidiaries..................................         --           (15,015)
  Additions of properties.......................................   (112,800)          (81,427)
  Proceeds from sales of properties.............................      3,314            10,891
  Proceeds from sales of investments............................    733,281           684,499
  Purchase of investments.......................................   (506,651)         (594,781)
  Other.........................................................     (4,718)           18,641
                                                                  ---------         ---------
NET CASH PROVIDED BY INVESTMENT ACTIVITIES......................    112,426            22,808
                                                                  ---------         ---------
Cash provided (required) by financing activities:
  Proceeds from issuance of debt................................      3,830             6,940
  Repayment of debt.............................................    (17,720)          (41,758)
  Payments of ESOP debt.........................................     (7,600)               --
  Debt maturing in three months or less (net)...................    (10,767)          (85,468)
  Dividends paid to shareholders................................   (141,341)          (65,940)
  Purchase of treasury stock....................................    (33,588)          (21,158)
  Proceeds from issuance of stock...............................     53,335                --
  Other.........................................................     (1,387)              413
                                                                  ---------         ---------
NET CASH REQUIRED BY FINANCING ACTIVITIES.......................   (155,238)         (206,971)
                                                                  ---------         ---------
  Effect of exchange rate changes on cash.......................      2,410            10,126
                                                                  ---------         ---------
  Net change in cash and cash equivalents.......................     50,166           (23,333)
  Cash and cash equivalents, beginning of year..................    840,525           651,660
                                                                  ---------         ---------
  Cash and cash equivalents, end of period......................  $ 890,691         $ 628,327
                                                                  =========         =========

See accompanying notes.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- UNAUDITED U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

A -- INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

     The consolidated financial information presented herein is unaudited, other than the condensed consolidated balance sheet at December 31, 1995, which is derived from audited financial statements. The interim financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the financial statements and notes thereto included in the company's latest annual report on Form 10-K.

     In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for interim periods. The current period's results of operations are not necessarily indicative of results that ultimately may be achieved for the year.

     Certain 1995 amounts, as presented herein, differ from amounts presented in the quarterly financial information section of the 1995 annual report. The changes result from the reclassification of unrealized currency hedging gains and losses to better relate the accounting for the hedges with the underlying transactions. First quarter 1995 data were affected as follows: cost of products sold increased $27,293; marketing, administrative and other increased $7,393; nonoperating expense (currency exchange losses) decreased $34,686.

B -- INVENTORIES:

                                                               MARCH 31,      DECEMBER 31,
                                                                  1996            1995
                                                               ----------     ------------
    Estimated replacement cost (FIFO basis):
    Pharmaceutical and other finished products...............  $  457,749      $  487,955
    Raw materials, supplies and work in process..............     665,579         634,250
                                                               ----------      ----------
                                                                1,123,328       1,122,205
    Less reduction to LIFO cost..............................    (149,203)       (146,651)
                                                               ----------      ----------
                                                               $  974,125      $  975,554
                                                               ==========      ==========

     Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $340,361 at March 31, 1996, and $358,216 at December 31, 1995.

C -- LITIGATION:

     The company is involved in a number of legal and environmental proceedings. These include: a substantial number of product liability suits claiming damages as a result of the use of the company's products, including a number of cases involving Halcion; administrative and judicial proceedings at approximately 40 "Superfund" sites; and site clean-up at the company's discontinued industrial chemical operations.

     While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company believes that the nonaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of these issues, there should not be a material adverse effect on the company's results of operations or liquidity.

     The company is a party, along with many other U.S. drug manufacturers and wholesalers, in numerous related federal and state civil antitrust lawsuits brought by U.S. independent and chain retail pharmacies and consumers. These suits claim violations of antitrust and pricing laws as a result of the defendants providing discounts and rebates to allegedly favored managed care customers that were not offered to the plaintiffs. Several of the suits are class actions. The first trial, a class action pending in federal court in Chicago, Illinois, is scheduled to begin later this year. The company believes it has meritorious defenses. Although potential liability cannot presently be estimated, a majority of the defendants in this class action (not including the company) recently proposed individual settlements in the range of $10,000 to $60,000. The court did not approve the settlements, but it is expected that further settlement discussions will be conducted by such defendants.

D -- RESTRUCTURING CHARGES AND MERGER COSTS:

     Restructuring charges of $257,200 in the first quarter of 1996 relate to actions that resulted from the merger of Pharmacia AB and The Upjohn Company and primarily reflect accruals for the planned reduction of approximately 1,750 positions. Similar charges amounting to $91,600, primarily resulting from the reduction of approximately 850 positions, were recorded in the fourth quarter of 1995. As of March 31, approximately 1,200 employees had left the company under this restructuring program. There have been no adjustments made to increase or decrease amounts previously accrued for workforce reduction or other restructuring activities.

     Merger costs of $22,028 recorded in the first quarter of 1996 comprise certain nonrecurring organizational costs, costs of establishing the corporate identity, and various other expenses of a nonrecurring nature required to combine the two companies.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and
  Board of Directors
  Pharmacia & Upjohn, Inc.

     We have audited the consolidated balance sheets of Pharmacia & Upjohn, Inc., and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years 1995, 1994 and 1993. These financial statements are the responsibility of the management of Pharmacia & Upjohn, Inc. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above (pages F-9 to F-28) present fairly, in all material respects, the consolidated financial position of Pharmacia & Upjohn, Inc., and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the years 1995, 1994 and 1993, in conformity with accounting principles that are generally accepted in the U.S.

     As discussed in Note 2 to the consolidated financial statements, during 1993 the company changed its practice of reporting certain majority-owned subsidiaries from fiscal years ending November 30 to years ending December 31 and its method of accounting for postemployment benefits.

Coopers & Lybrand L.L.P.                                   KPMG Peat Marwick LLP

Chicago, Illinois
February 21, 1996

                          CONSOLIDATED BALANCE SHEETS
                   PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

                                                                            DECEMBER 31,
                                                                     --------------------------
                                                                        1995           1994
                                                                     -----------    -----------
                                                                        (U.S. DOLLAR AMOUNTS
                                                                           IN THOUSANDS)
Current assets:
  Cash and cash equivalents.......................................   $   840,525    $   651,660
  Short-term investments..........................................       973,656      1,134,130
  Trade accounts receivable, less allowance of $100,299
     (1994: $96,349)..............................................     1,535,409      1,480,251
  Inventories.....................................................       975,554        887,467
  Deferred income taxes...........................................       265,275        257,307
  Other...........................................................       383,191        393,878
                                                                     -----------    -----------
       TOTAL CURRENT ASSETS.......................................     4,973,610      4,804,693
  Long-term investments...........................................       715,348        768,150
  Goodwill and other intangible assets, net.......................     1,722,157      1,795,430
  Properties, net.................................................     3,393,225      3,074,466
  Other noncurrent assets.........................................       656,261        504,389
                                                                     -----------    -----------
       TOTAL ASSETS...............................................   $11,460,601    $10,947,128
                                                                     ===========    ===========
Current liabilities:
  Short-term debt.................................................   $   524,429    $   766,027
  Accounts payable................................................       746,498        692,959
  Compensation and compensated absences...........................       331,346        288,268
  Dividends payable...............................................       141,341         64,060
  Income taxes payable............................................       268,314        381,449
  Other...........................................................       628,000        683,353
                                                                     -----------    -----------
       TOTAL CURRENT LIABILITIES..................................     2,639,928      2,876,116
  Long-term debt..................................................       603,108        678,193
  Guarantee of ESOP debt..........................................       267,200        274,800
  Postretirement benefit cost.....................................       372,985        385,164
  Other noncurrent liabilities....................................       743,487        751,798
  Deferred income taxes...........................................       446,686        370,681
                                                                     -----------    -----------
       TOTAL LIABILITIES..........................................     5,073,394      5,336,752
                                                                     -----------    -----------
Shareholders' equity:
  Preferred stock, one cent par value; authorized 100,000,000 shares, issued Series A convertible 7,220 shares at stated
     value (1994:
     7,322 shares)................................................       290,778        295,079
  Common stock, one cent par value; authorized 1,500,000,000 shares, issued 506,625,800 shares (1994: 504,707,825
     shares)......................................................         5,066          5,047
  Capital in excess of par value..................................     1,457,240      1,394,345
  Retained earnings...............................................     5,861,197      5,602,270
  Note receivable from ESOP Trust.................................       (35,615)       (33,520)
  ESOP deferred compensation......................................      (236,058)      (243,962)
  Currency translation adjustments................................      (986,278)    (1,394,286)
  Other shareholders' equity......................................        30,877        (14,597)
                                                                     -----------    -----------
       TOTAL SHAREHOLDERS' EQUITY.................................     6,387,207      5,610,376
                                                                     -----------    -----------
       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.................   $11,460,601    $10,947,128
                                                                     ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS
                   PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                           --------------------------------------
                                                              1995          1994          1993
                                                           ----------    ----------    ----------
                                                             (U.S. DOLLAR AMOUNTS IN THOUSANDS,
                                                                   EXCEPT PER SHARE DATA)
Net sales...............................................   $6,949,069    $6,704,360    $6,507,487
Other revenue...........................................      145,550       118,422        53,271
                                                           ----------    ----------    ----------
TOTAL OPERATING REVENUE.................................    7,094,619     6,822,782     6,560,758
Operating costs and expenses:
  Cost of products sold.................................    1,980,038     1,889,854     1,822,255
  Research and development..............................    1,253,566     1,162,752     1,144,043
  Marketing, administrative and other...................    2,616,557     2,586,635     2,596,287
  Restructuring charges.................................      103,404        19,837       268,658
  Merger costs..........................................      138,193            --            --
                                                           ----------    ----------    ----------
OPERATING INCOME........................................    1,002,861     1,163,704       729,515
Interest income.........................................      216,651       157,254       227,318
Interest expense........................................      (94,139)     (112,117)     (182,514)
Currency exchange gains (losses)........................       13,071        22,121        (2,248)
All other, net..........................................       (2,051)       40,314         5,665
                                                           ----------    ----------    ----------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES.................................................    1,136,393     1,271,276       777,736
Provision for income taxes..............................      397,700       437,825       217,143
                                                           ----------    ----------    ----------
EARNINGS FROM CONTINUING OPERATIONS.....................      738,693       833,451       560,593
Earnings from discontinued operations...................           --         2,672        41,158
(Loss) gain on disposal of discontinued operations......           --          (997)        4,926
Cumulative effect of accounting changes.................           --            --       (18,906)
                                                           ----------    ----------    ----------
NET EARNINGS............................................      738,693       835,126       587,771
Dividends on preferred stock (net of tax)...............       12,541        12,291        12,125
                                                           ----------    ----------    ----------
NET EARNINGS ON COMMON STOCK............................   $  726,152    $  822,835    $  575,646
                                                           ==========    ==========    ==========
EARNINGS PER COMMON SHARE:
Primary
     Earnings from continuing operations................        $1.43         $1.63         $1.09
     Net earnings.......................................        $1.43         $1.63         $1.14
Fully diluted
     Earnings from continuing operations................        $1.41         $1.60         $1.08
     Net earnings.......................................        $1.41         $1.60         $1.13

The accompanying notes are an integral part of the consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                   PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                           1995           1994           1993
                                                        -----------    -----------    -----------
                                                           (U.S. DOLLAR AMOUNTS IN THOUSANDS)
PREFERRED STOCK:
  Balance at beginning of year.......................   $   295,079    $   297,387    $   298,224
  Redemptions and conversions........................        (4,301)        (2,308)          (837)
                                                        -----------    -----------    -----------
  Balance at end of year.............................       290,778        295,079        297,387
                                                        -----------    -----------    -----------
COMMON STOCK:
  Balance at beginning of year.......................         5,047          5,051          5,067
  Stock option, incentive and dividend reinvestment
     plans...........................................            15             --             --
  Retirements, conversions and other.................             4             (4)           (16)
                                                        -----------    -----------    -----------
  Balance at end of year.............................         5,066          5,047          5,051
                                                        -----------    -----------    -----------
CAPITAL IN EXCESS OF PAR VALUE:
  Balance at beginning of year.......................     1,394,345      1,394,363      1,394,019
  Stock option, incentive and dividend reinvestment
     plans...........................................        32,072         (1,770)          (262)
  Retirements, conversions and other.................        30,823          1,752            606
                                                        -----------    -----------    -----------
  Balance at end of year.............................     1,457,240      1,394,345      1,394,363
                                                        -----------    -----------    -----------
RETAINED EARNINGS:
  Balance at beginning of year.......................     5,602,270      5,117,058      6,147,873
  Net earnings.......................................       738,693        835,126        587,771
  Dividends declared.................................      (421,680)      (328,431)      (380,578)
  Dividends on preferred stock (net of tax)..........       (12,541)       (12,291)       (12,125)
  Retirement of common stock.........................       (45,545)        (9,192)       (30,938)
  Distribution of BCP................................            --             --     (1,194,945)
                                                        -----------    -----------    -----------
  Balance at end of year.............................     5,861,197      5,602,270      5,117,058
                                                        -----------    -----------    -----------
NOTE RECEIVABLE FROM ESOP TRUST:
  Balance at beginning of year.......................       (33,520)       (31,548)       (29,697)
  Rollover of accumulated interest...................        (2,095)        (1,972)        (1,851)
                                                        -----------    -----------    -----------
  Balance at end of year.............................       (35,615)       (33,520)       (31,548)
                                                        -----------    -----------    -----------
ESOP DEFERRED COMPENSATION:
  Balance at beginning of year.......................      (243,962)      (251,301)      (258,254)
  ESOP expense recognized in excess of cash
     contributions...................................         7,904          7,339          6,953
                                                        -----------    -----------    -----------
  Balance at end of year.............................      (236,058)      (243,962)      (251,301)
                                                        -----------    -----------    -----------
CURRENCY TRANSLATION ADJUSTMENTS:
  Balance at beginning of year.......................    (1,394,286)    (1,766,711)    (1,157,766)
  Translation adjustments............................       408,008        372,425       (608,945)
                                                        -----------    -----------    -----------
  Balance at end of year.............................      (986,278)    (1,394,286)    (1,766,711)
                                                        -----------    -----------    -----------
OTHER SHAREHOLDERS' EQUITY:
  Balance at beginning of year.......................       (14,597)            --             --
  Stock option, incentive and dividend reinvestment
     plans...........................................        57,673         24,133         22,264
  Purchases of treasury stock........................      (101,394)       (31,845)       (54,089)
  Retirement of common stock.........................        43,703          7,712         31,825
  Net unrealized investment gains (losses)...........        45,492        (14,597)            --
                                                        -----------    -----------    -----------
  Balance at end of year.............................        30,877        (14,597)            --
                                                        -----------    -----------    -----------
TOTAL SHAREHOLDERS' EQUITY...........................   $ 6,387,207    $ 5,610,376    $ 4,764,299
                                                        ===========    ===========    ===========

The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   PHARMACIA & UPJOHN, INC. AND SUBSIDIARIES

                                                             FOR THE YEARS ENDED DECEMBER 31,
                                                         ----------------------------------------
                                                            1995           1994           1993
                                                         -----------    -----------    ----------
                                                            (U.S. DOLLAR AMOUNTS IN THOUSANDS)
Cash flows from operations:
  Net earnings........................................   $   738,693    $   835,126    $  587,771
  Adjustments to reconcile net earnings to net cash
     provided (required) by operations:
     Depreciation.....................................       326,939        329,328       318,833
     Amortization of intangibles......................       153,009        145,728       127,473
     Restructuring charges............................       103,404         19,837       268,658
     Cash expended on restructurings..................       (48,322)      (117,512)      (60,755)
     Net (gains) losses on sales of noncurrent
       assets.........................................       (12,368)       (97,269)          165
     Write downs of properties and intangibles........        40,624         32,506        90,769
     Deferred income taxes............................        74,093         86,450      (100,996)
     Other............................................       (26,833)        (9,277)       34,756
  Changes in:
     Accounts receivable, net.........................        12,264          3,022        (8,703)
     Inventory........................................       (18,159)        (4,083)      (44,370)
     Accounts payable.................................       (70,779)        84,180       (64,442)
     Income taxes payable.............................      (121,418)        17,251        63,455
     Other current and noncurrent assets and
       liabilities....................................        (5,728)       (38,957)      143,060
                                                         -----------    -----------    ----------
NET CASH PROVIDED BY OPERATIONS.......................     1,145,419      1,286,330     1,355,674
                                                         -----------    -----------    ----------
Cash flows (required) provided by investment
  activities:
  Acquisitions of subsidiaries........................       (57,589)       (90,244)     (855,597)
  Additions of properties.............................      (591,630)      (491,307)     (739,258)
  Proceeds from sales of properties...................        53,498        142,414        82,088
  Proceeds from sales of investments..................     2,634,340      1,719,569     1,153,848
  Purchases of investments............................    (2,407,323)    (2,371,024)     (769,765)
  Proceeds from BCP divestiture.......................            --             --       357,312
  Proceeds from sales of discontinued operations and
     subsidiaries.....................................        12,127        452,882        31,000
  Other...............................................       144,765         41,701       (43,866)
                                                         -----------    -----------    ----------
NET CASH REQUIRED BY INVESTMENT ACTIVITIES............      (211,812)      (596,009)     (784,238)
                                                         -----------    -----------    ----------
Cash flows provided (required) by financing
  activities:
  Proceeds from issuance of debt......................        14,434         14,946       340,166
  Repayment of debt...................................      (106,875)       (53,444)     (317,381)
  Net (decrease) in debt with initial maturity of 90
     days or less.....................................      (317,254)       (87,450)     (112,909)
  Dividends and rights payments.......................      (353,562)      (335,870)     (388,625)
  Purchases of common stock...........................      (101,394)       (31,845)      (54,089)
  Other...............................................        74,953         27,183         8,440
                                                         -----------    -----------    ----------
NET CASH REQUIRED BY FINANCING ACTIVITIES.............      (789,698)      (466,480)     (524,398)
                                                         -----------    -----------    ----------
  Effect of exchange rate changes on cash.............        44,956         34,543       (26,967)
  Net change in cash and cash equivalents.............       188,865        258,384        20,071
  Cash and cash equivalents, beginning of year........       651,660        393,276       373,205
                                                         -----------    -----------    ----------
  Cash and cash equivalents, end of year..............   $   840,525    $   651,660    $  393,276
                                                         ===========    ===========    ==========
CASH PAID DURING THE YEAR FOR:
  Interest (net of amounts capitalized)...............   $    77,697    $   106,411    $  194,166
  Income taxes........................................   $   405,323    $   338,057    $  266,004

The accompanying notes are an integral part of the consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA

1. MERGER

     In November 1995, Pharmacia AB (Pharmacia) and The Upjohn Company (Upjohn) completed a combination (the merger) that resulted in the formation of Pharmacia & Upjohn, Inc. (the company).

     Effective upon the consummation of the merger, each share of the outstanding common stock of Upjohn was converted into 1.45 shares of common stock of the company. Outstanding Upjohn employee stock options were similarly converted into options to purchase company common stock. In addition, each share of Upjohn Series B Convertible Perpetual Preferred Stock has been converted into one share of Series A Convertible Perpetual Preferred Stock of the company.

     Shareholders of Pharmacia were extended an offer to exchange each outstanding common share (or an American Depository Share representing a Class A common share) and each outstanding Pharmacia Class B common share for one share of company common stock (or a Swedish Depository Share representing one share of company common stock).

     As of December 31, 1995, over 99 percent of the outstanding Class A and Class B common shares had been exchanged for shares of company common stock. The company has recorded a liability for the estimated cost of acquiring the remaining Pharmacia common shares.

     The merger constituted a tax-free reorganization and has been treated as a pooling of interests. The assets and liabilities of Upjohn and Pharmacia were carried forward to the company at historical values after restatement of the Pharmacia statements to conform to accounting principles that are generally accepted in the U.S. The accompanying financial statements contain information for periods prior to the merger. All such information was derived from the separate financial statements of Pharmacia and Upjohn, which were reclassified and combined to conform to the presentation adopted by the company. Operating revenue and net earnings for the individual Pharmacia and Upjohn entities for the periods preceding the merger were as follows:

                                                                            COMBINING
                                                 UPJOHN      PHARMACIA     ADJUSTMENTS     COMBINED
                                               ----------    ----------    -----------    ----------
SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED)
Operating revenue...........................   $1,717,569    $1,829,242      $    --      $3,546,811
Net earnings................................      267,477       192,230        9,840         469,547
YEAR ENDED DECEMBER 31, 1994
Operating revenue...........................   $3,344,538    $3,478,244      $    --      $6,822,782
Net earnings................................      490,763       344,363           --         835,126
YEAR ENDED DECEMBER 31, 1993
Operating revenue...........................   $3,380,536    $3,180,222      $    --      $6,560,758
Net earnings................................      392,397       195,374           --         587,771

     Combining adjustments also were recorded to classify various earnings statement and balance sheet items consistently upon combination. Intercompany transactions prior to the merger were not material, therefore, no elimination entries were required to develop the accompanying combined financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of presentation. The consolidated financial statements are presented on the basis of accounting principles that are generally accepted in the U.S. All professional accounting standards that are effective as of December 31, 1995, have been taken into consideration in preparing the financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions which affect the reported earnings, financial position and various disclosures. Actual results could differ from those estimates.

     Principles of consolidation. The consolidated financial statements include the accounts of the company and all majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

     Currency translation. The results of operations for non-U.S. subsidiaries, other than those located in highly inflationary countries, are translated into U.S. dollars using the average exchange rates during the period, while assets and liabilities are translated using period-end rates. Resulting translation adjustments are recorded as currency translation adjustments in shareholders' equity. For subsidiaries in highly inflationary countries, currency gains and losses resulting from translation and transactions are determined using a combination of current and historical rates and are reported directly in the consolidated statements of earnings.

     Cash equivalents. With the exception of restricted bank deposits that are classified as short-term investments, the company considers all highly liquid debt instruments with an original maturity of 91 days or less to be cash equivalents.

     Investments. In addition to cash equivalents, the company has investments in debt securities that are classified in the consolidated balance sheet as short-term (restricted bank deposits and securities that mature in more than 91 days but no more than one year) or long-term (maturities beyond one year). The company also has investments in equity securities, all of which are classified as long-term investments. All such investments are further categorized as being available-for-sale or are expected to be held-to-maturity. Investments categorized as available-for-sale are marked to market based on fluctuations in the market values of the securities, with the resulting adjustments, net of deferred taxes, reported as a component of other shareholders' equity until realized (see Note 17). Investments categorized as held-to-maturity are carried at amortized cost, without recognition of gains or losses that are deemed to be temporary, because the company has both the intent and the ability to hold these investments until they mature.

     Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for substantially all U.S. inventories and the first-in, first-out (FIFO) method for substantially all non-U.S. inventories.

     Properties. Property, plant and equipment are recorded at acquisition cost. Depreciation is computed principally on the straight-line method for financial reporting, while accelerated methods are used for income tax purposes where permitted. Maintenance and repair costs are charged to earnings as incurred. Costs of renewals and improvements are capitalized. Upon retirement or other disposition of property, any gain or loss is included in earnings.

     Goodwill and other intangibles. Goodwill represents the excess of the purchase cost over the fair value of net assets acquired in a business or product acquisition and is presented net of accumulated amortization. Amortization of goodwill is recorded on a straight-line basis over periods ranging primarily from 5 to 20 years. Rights acquired under patent are reported at acquisition cost. Amortization is calculated on a straight-line basis over the remaining legal lives of the patents. Other intangible assets are amortized over the useful lives of those assets.

     Income taxes. The company applies an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     The company provides deferred income taxes on subsidiaries' earnings that are not considered to be permanently invested in those subsidiaries.

     Forward currency exchange contracts. Forward currency exchange contracts are used for trading and hedging purposes. Contracts are marked to market each month with resulting trading gains and losses recognized in earnings. The carrying values of these derivative financial instruments are generally reported with other current assets or other current liabilities.

     Accounting changes in 1993. Effective January 1, 1993, a new accounting standard was adopted on accounting for postemployment benefits. The cumulative effect of this change was $11,115 after tax ($.02 per share). Also, at the same time, the fiscal year of certain subsidiaries was changed from November 30 to December 31. This change reduced 1993 aftertax earnings by $7,791 ($.02 per share).

     Other. Employee stock options are accounted for pursuant to Accounting Principles Board Opinion No. 25. Statement of Financial Accounting Standards No. 121 relating to the impairment of long-lived assets becomes effective in 1996. The effect on the company of adoption of this statement cannot be determined at this time.

3. RESTRUCTURING CHARGES

     In association with the merger, the company recorded restructuring charges of $91,600 in the fourth quarter of 1995. The majority of these pertained to elimination of approximately 850 positions ($82,700). Expenditures related to these restructuring charges are expected to be substantially completed by the end of 1996. Additional restructuring charges will be recognized in subsequent reporting periods as additional actions are taken to restructure the company following the merger and decisions are made with respect to rationalization of facilities. Restructuring charges of $11,804 were recorded in the second quarter of 1995 related to a plant closure in Sweden.

     In 1994, restructuring charges were recorded to write down certain intangible assets ($6,900) and for the closure of an ophthalmology operation ($12,937).

     In 1993, restructuring charges of $268,658 were recorded to reflect the costs associated with a worldwide workforce reduction of approximately 1,500 employees ($136,109); elimination or reduction of excess manufacturing capacity ($31,631); write-downs of certain intangibles ($72,460) and facilities and equipment ($23,504); and other ($4,954). During 1995, the anticipated workforce reduction was completed. Certain plant closures recognized in the original 1993 accruals have not yet been completed and approximately $29,000 remains accrued.

4. MERGER COSTS

     The company recorded merger costs of $138,193 through the fourth quarter of 1995. Included in the charges are transaction costs of $68,751 and costs to combine operations of $69,442. Transaction costs include professional and registration fees. Costs to combine operations include expenses incurred for termination of two marketing agreements that conflicted with the merged operations and other nonrecurring costs associated with planning and executing the merger of operations. Additional charges are expected to recognized in subsequent reporting periods as the merger is implemented.

5. INCOME TAXES

     Income taxes on continuing operations consisted of:

                                                                    YEARS ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1995        1994        1993
                                                                --------    --------    --------
Currently payable:
  U.S. ......................................................   $ 82,241    $106,298    $123,711
  Non-U.S. ..................................................    224,266     230,000     162,086
                                                                --------    --------    --------
                                                                 306,507     336,298     285,797
                                                                --------    --------    --------
Deferred:
  U.S........................................................     19,538       2,500     (58,779)
  Non-U.S....................................................     71,655      99,027      (9,875)
                                                                --------    --------    --------
                                                                  91,193     101,527     (68,654)
                                                                --------    --------    --------
                                                                $397,700    $437,825    $217,143
                                                                ========    ========    ========

     Components of net deferred taxes were as follows:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                          1995         1994
                                                                        ---------    ---------
Deferred tax assets attributable to:
Taxed profit on intercompany transfers...............................   $ 116,729    $ 107,754
Postretirement and postemployment benefits...........................     140,889      148,685
Environmental and product liabilities................................     100,950      105,034
Employee benefit plans...............................................      60,159       59,947
Restructuring accruals...............................................      82,380      102,663
Alternative minimum tax carryforwards................................      41,072       41,645
Tax loss carryforwards...............................................      51,507       41,245
All other............................................................     181,201      156,643
                                                                        ---------    ---------
Total deferred tax assets............................................     774,887      763,616
Valuation allowances.................................................    (154,483)    (150,792)
Net deferred tax assets..............................................     620,404      612,824
                                                                        =========    =========
Deferred tax liabilities attributable to:
Property, plant and equipment........................................    (321,366)    (292,314)
Swedish tax equalization and allocation reserves.....................    (159,927)    (123,201)
Taxes to be withheld when earnings are remitted......................     (73,889)     (73,189)
Pension plans........................................................     (78,128)     (64,613)
All other............................................................     (83,261)     (52,218)
                                                                        ---------    ---------
Total deferred tax liabilities.......................................    (716,571)    (605,535)
                                                                        ---------    ---------
Net deferred taxes...................................................   $ (96,167)   $   7,289
                                                                        =========    =========

     Deferred income taxes are included in the Consolidated Balance Sheets as follows:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                          1995         1994
                                                                        ---------    ---------
Current assets.......................................................   $ 265,275    $ 257,307
Other noncurrent assets..............................................     120,080      153,204
Current liabilities..................................................     (34,836)     (32,541)
Other noncurrent liabilities.........................................    (446,686)    (370,681)
                                                                        ---------    ---------
Net deferred taxes...................................................   $ (96,167)   $   7,289
                                                                        =========    =========

     Valuation allowances have been provided for deferred tax assets that are not likely to be realized, primarily those attributable to net operating loss carryforwards and restructuring accruals.

     Tax laws in Sweden permit limited amounts of earnings to be retained in businesses without being subject to immediate taxation. Deferred income tax liabilities have been recorded with respect to the accumulated amounts of the untaxed earnings.

     Earnings that have accumulated in Puerto Rico are subject to withholding taxes ranging from 3.5 percent to 10 percent that will be paid when the earnings are remitted. The amounts to be withheld have been recorded as deferred income tax liabilities.

     At December 31, 1995, undistributed earnings of foreign subsidiaries considered permanently invested, for which deferred income taxes have not been provided, were $2,476,300. Of the subsidiary net operating loss carryforwards of $138,400, $35,100 have various expiration dates through 2000, while the remaining $103,300 have 15-year to indefinite expiration dates.

     Differences between the effective income tax rate and the U.S. statutory tax rate were as follows:

                                                                                PERCENT OF
                                                                               PRETAX INCOME
                                                                           ---------------------
                                                                           1995    1994    1993
                                                                           ----    ----    -----
Statutory tax rate......................................................   35.0%   35.0%    35.0%
Benefit of tax exemptions in Puerto Rico................................   (5.5)   (6.6)   (13.9)
Goodwill amortization and other non-deductible expenses.................   6.9     5.0      14.8
Utilization of net operating loss carryforwards.........................   (1.2)   (2.3)    (2.8)
Changes in Swedish tax laws.............................................    --     3.4      (8.5)
All other, net..........................................................   (0.2)   (0.1)     3.3
                                                                           ----    ----    -----
                                                                           35.0%   34.4%    27.9%
                                                                           ====    ====    =====

     A manufacturing subsidiary operates in Puerto Rico under a tax exemption grant, expiring in 2009, which provides for partial exemption from Puerto Rico income and property taxes. The grant, together with a tax exemption available for U.S. federal income tax purposes, reduced income taxes by approximately $62,500 ($.12 per share) in 1995; $83,900 ($.17 per share) in 1994; and $108,100
($.21 per share) in 1993.

6. DISCONTINUED OPERATIONS

     In December 1994, the company sold Asgrow Seed Company. The sale represented the complete divestiture of all operations in the agronomic and vegetable seed businesses. A loss of $997, after provisions for tax, was realized on the sale, including accruals for certain retained liabilities.

     In December 1993, the company sold the assets of Asgrow Florida Company. The sale represented the complete divestiture of the company's operations in the agricultural chemical business. The gain on the sale, amounting to $4,926 after provisions for tax, included accruals for certain retained liabilities.

     In November 1993, the company divested its entire interest in BCP Branded Consumer Products AB (BCP) by distributing a share of BCP stock for each share of the stock held by former Pharmacia shareholders.

     Operating revenue and earnings of the discontinued businesses were:

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                          1994          1993
                                                                        --------     ----------
OPERATING REVENUE:
Agronomic and vegetable seeds........................................   $221,393     $  274,215
Agricultural chemical................................................         --         84,517
BCP..................................................................         --      1,396,467
                                                                        --------     ----------
Total................................................................   $221,393     $1,755,199
                                                                        ========     ==========
EARNINGS OF DISCONTINUED OPERATIONS:
Agronomic and vegetable seeds........................................   $  2,672     $    6,112
Agricultural chemical................................................         --          3,894
BCP..................................................................         --         31,152
                                                                        --------     ----------
Total................................................................   $  2,672     $   41,158
                                                                        ========     ==========
Earnings per common share -- primary.................................      $0.01          $0.08

7. EARNINGS PER COMMON SHARE

     Primary earnings per share are computed by dividing net earnings available to holders of common stock by the sum of the weighted average number of shares of common stock outstanding plus common share equivalents, principally in the form of employee stock option awards. Fully diluted earnings per share have been computed assuming that all of the convertible preferred stock is converted into common shares. Under this assumption, the weighted average number of common shares outstanding is increased and net earnings is reduced by the amount of an incremental Employee Stock Ownership Plan (ESOP) contribution. This incremental contribution is the net-of-tax difference between the income the ESOP would have received on the preferred stock and the assumed dividend yield to be earned on the common shares.

     The number of shares used for computing primary and fully diluted earnings per share for years prior to the merger was based on weighted averages of the common shares deemed to be outstanding (see Note 17) plus the above-mentioned adjustments. The amounts were as follows (in thousands):

                                                                  1995        1994        1993
                                                                --------    --------    --------
Primary......................................................    507,124     505,164     506,150
Fully diluted................................................    521,091     518,106     518,463

8. INVENTORIES

                                                                             DECEMBER 31,
                                                                       ------------------------
                                                                          1995          1994
                                                                       ----------    ----------
Estimated replacement cost (FIFO basis):
  Pharmaceutical and other finished products........................   $  487,955    $  404,983
  Raw materials, supplies and work in process.......................      634,250       622,474
                                                                       ----------    ----------
                                                                        1,122,205     1,027,457
Less reduction to LIFO cost.........................................     (146,651)     (139,990)
                                                                       ----------    ----------
Inventories.........................................................   $  975,554    $  887,467
                                                                       ==========    ==========

     Inventories valued on the LIFO method had an estimated replacement cost (FIFO basis) of $358,216 at December 31, 1995, and $360,124 at December 31, 1994.

9. INVESTMENTS

                                                                              DECEMBER 31,
                                                                         ----------------------
                                                                           1995         1994
                                                                         --------    ----------
Short-term investments:
  Obligations of the Kingdom of Sweden................................   $426,471    $  286,173
  Restricted bank deposits............................................    309,041       529,361
  Bank certificates of deposit........................................     82,687       122,500
  Obligations of the Commonwealth of Puerto Rico......................     53,466        56,475
  Obligations of the Government of Italy..............................         --        62,939
  Other...............................................................    101,991        76,682
                                                                         --------    ----------
                                                                         $973,656    $1,134,130
                                                                         ========    ==========

     Restricted bank deposits are held by banks that require such deposits be maintained in support of loans made to certain of the company's subsidiaries.

                                                                 LONG-TERM INVESTMENTS
                                                    ------------------------------------------------
                                                                UNREALIZED    UNREALIZED    CARRYING
                                                      COST        GAINS         LOSSES       VALUE
                                                    --------    ----------    ----------    --------
DECEMBER 31, 1995:
Available-for-sale (marked-to-market):
Equity securities................................   $102,525     $ 37,297      $     18     $139,804
Mortgage-backed securities guaranteed by the U.S.
  Government.....................................    239,756        8,092            --      247,848
                                                    --------     --------      --------     --------
                                                    $342,281     $ 45,389      $     18      387,652
Held-to-maturity (amortized cost)................                                            327,696
                                                                                            --------
                                                                                            $715,348
                                                                                            --------
DECEMBER 31, 1994:
Available-for-sale (marked-to-market)
Equity securities................................   $141,546     $    803      $ 21,291     $121,058
Held-to-maturity (amortized cost)................                                            647,092
                                                                                            --------
                                                                                            $768,150
                                                                                            --------

     Long-term investments held-to-maturity are summarized as follows:

                                                                   DECEMBER 31,
                                           ------------------------------------------------------------
                                                       1995                            1994
                                           ----------------------------    ----------------------------
                                           FAIR VALUE    AMORTIZED COST    FAIR VALUE    AMORTIZED COST
                                           ----------    --------------    ----------    --------------
Guaranteed by the U.S. Government.......    $ 91,578        $ 91,484        $308,992        $328,777
Obligations of the Commonwealth of
  Puerto Rico...........................      90,383          88,612          90,961          93,028
Bank obligations:
  Certificates of deposit...............      89,489          87,600         157,256         160,287
  Other.................................      61,557          60,000          62,514          65,000
                                            --------        --------        --------        --------
                                            $333,007        $327,696        $619,723        $647,092
                                            --------        --------        --------        --------

     At December 31, 1995, scheduled maturities of long-term securities to be held to maturity were as follows:

                                                                      FAIR VALUE       COST
                                                                      ----------     --------
One to five years..................................................    $196,863      $192,200
Six to ten years...................................................     100,031        99,727
After ten years....................................................      36,113        35,769
                                                                       --------      --------
                                                                       $333,007      $327,696
                                                                       --------      --------

     Unrealized net gains (net of deferred taxes) included in other shareholders' equity amounted to $30,859 at December 31, 1995, compared to unrecognized losses (net of deferred taxes) of $14,597 at December 31, 1994.

     At December 31, 1995, the company wrote down to fair market value certain equity security investments. The write down amounted to $58,570 and was due to a decline in fair value considered to be other than temporary. The write down is included in marketing, administrative and other expense.

     The proceeds realized from the sale of available-for-sale equity securities amounted to $9,108 and $5,445 during 1995 and 1994, respectively. Based on cost, gains of $4,204 and $2,982 were realized on these sales.

     At December 31, 1995, mortgage-backed securities previously categorized as being held-to-maturity were recategorized as available-for-sale. Accordingly, this group of securities has been marked to market with the resulting adjustment reported with other shareholders' equity (see Note 17). Election of this option does not affect the classification of the balance of the securities in the portfolio as the company retains the intent and ability to hold those securities until they mature.

10. PROPERTIES, NET

                                                                           DECEMBER 31,
                                                                   ----------------------------
                                                                      1995             1994
                                                                   -----------      -----------
Land............................................................   $   133,036      $   123,223
Buildings and leasehold improvements............................     1,940,398        1,816,530
Equipment.......................................................     3,147,319        2,887,584
Construction in process.........................................       657,877          449,856
Less allowance for depreciation.................................    (2,485,405)      (2,202,727)
                                                                   -----------      -----------
                                                                   $ 3,393,225      $ 3,074,466
                                                                   ===========      ===========

11. LINES OF CREDIT AND LONG-TERM DEBT

     The company has lines of credit amounting to $650,000 that are available to support commercial paper borrowings and for other corporate purposes, with $150,000 available through 1997 and $500,000 available through 1999. These lines of credit do not require compensating balances but are subject to various fees.

     Long-term debt consisted of the following:

                                                                           DECEMBER 31,
                                                                     -------------------------
                                                                       1995             1994
                                                                     --------         --------
4.6-5.06% Industrial Revenue Bonds due 2007-2009..................   $ 16,420         $ 13,500
7.5% Industrial Revenue Bonds due 2023............................     40,000           40,000
5.35-7.95% Medium-Term Notes due 1997-1999........................    266,000          266,000
5.875% Notes due 2000.............................................    200,000          200,000
2.052-11.85% Italian Government Loans due 1996-2004...............     82,330           89,866
3.34% Export finance due 1996.....................................     32,642           52,720
Convertible debenture loan........................................         --           29,059
Other.............................................................     22,684           28,211
                                                                     --------         --------
Current maturities................................................    (56,968)         (41,163)
                                                                     --------         --------
Total long-term debt..............................................   $603,108         $678,193
                                                                     ========         ========

     Current maturities of long-term debt are included with short-term debt in the consolidated balance sheets. Annual aggregate maturities of long-term debt during the four years subsequent to 1996 are: 1997 - $50,156; 1998 - $173,800; 1999 - $91,250; and 2000 - $209,575.

     The company has guaranteed $275,000 original principal amount of ESOP 9.79% notes due in 2004. Principal payments that began in 1995 constitute compensation expense (see Note 18). Annual aggregate maturities of guaranteed debt during the five years subsequent to 1995 are 1996 - $7,600; 1997 - $11,500; 1998 - $16,000;
1999 - $22,000: and 2000 - $28,000.

     Information regarding interest expense and weighted average interest rates follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                             1995          1994          1993
                                                           --------      --------      --------
Interest cost incurred..................................   $121,663      $137,445      $206,798
Less capitalized on construction........................    (27,524)      (25,328)      (24,284)
                                                           --------      --------      --------
Interest expense........................................   $ 94,139      $112,117      $182,514
                                                           ========      ========      ========
Weighted average interest rate on short-term borrowings
  at end of period......................................       9.63%        10.49%         8.68%

12. COMMITMENTS AND OTHER CONTINGENT LIABILITIES

     Future minimum payments under noncancellable operating leases at December 31, 1995, approximately 57 percent real estate and 43 percent equipment, are:
1996 - $99,040; 1997 - $65,540; 1998 - $40,970; 1999 - $23,573; 2000 - $20,973;
and later years - $39,716.

     Capital asset spending approved for construction and equipment but unexpended at December 31, 1995, was approximately $390,000.

     The company has committed to make a series of investments, as certain progress goals are met, in a company that intends to manufacture a hemoglobin-based oxygen carrier. These investments could aggregate $179,000 over a period of years. As of December 31, 1995, the company has invested approximately $101,000. Also, pursuant to the agreement, the company has committed to conduct clinical development.

     The consolidated balance sheets also include accruals for estimated product and environmental liabilities. The latter includes exposures related to discontinued operations, including the industrial chemical facility and several "Superfund" sites (see Note 13).

13. LITIGATION

     The company is involved in a number of legal and environmental proceedings. These include: a substantial number of product liability suits claiming damages as a result of the use of the company's products, including a number of cases involving Halcion; administrative and judicial proceedings at approximately 40 "Superfund" sites; and site cleanup at the company's discontinued industrial chemical operations.

     While it is not possible to predict or determine the outcome of legal actions brought against the company, or the ultimate cost of environmental matters, the company believes that the unaccrued costs and liabilities associated with such matters will not have a material adverse effect on the company's consolidated financial position; and unless there is a significant deviation from the historical pattern of resolution of these issues, there should not be a material adverse effect on the company's results of operations or liquidity. The company is a party, along with many other U.S. drug manufacturers and wholesalers, in numerous related federal and state civil antitrust lawsuits brought by U.S. independent and chain retail pharmacies and consumers. These suits claim violations of antitrust and pricing laws as a result of the defendants providing discounts and rebates to allegedly favored managed care customers that were not offered to the plaintiffs. Several of the suits are class actions. The first trial, a class action pending in federal court in Chicago, Illinois, is scheduled to begin in May 1996. The company believes it has meritorious defenses, and although potential liability cannot presently be estimated, a majority of the defendants in this class action (not including the company) have recently agreed to $10,000 to $60,000 settlements of claims against them in this action, and are awaiting court approval of the settlements.

14. CURRENCY RISK MANAGEMENT

     The company utilizes forward currency exchange contracts in conjunction with its currency risk management programs. These programs include the creation of designated hedges of net recorded currency transaction exposures and the trading of contracts based on anticipated currency transaction exposures of certain significant U.S. and non-U.S. subsidiary operations.

     The company's program to hedge net currency transaction exposures is designed to protect operating results and cash flows from potentially adverse effects of currency exchange rate fluctuations related to intercompany and selected third-party transactions. The hedging activities seek to limit this risk by offsetting gains and losses on underlying exposures with losses and gains on the instruments utilized to create the hedges.

     At December 31, 1995, the notional amount of the company's outstanding forward currency exchange contracts held for the balance sheet financial exposure hedge program was $1,304,678. Of these contracts, 53 percent were denominated in European currencies, 31 percent denominated in U.S. dollars and 6 percent in Japanese yen, all against Swedish kronor; 6 percent denominated in European currencies against U.S. dollars; and 4 percent denominated in European currencies against Japanese yen.

     At December 31, 1995, the notional amount of the company's outstanding forward currency exchange contracts held for the trading program was $463,275. Of these contracts, 48 percent were denominated in Japanese yen, 12 percent were denominated in U.S. dollars, 37 percent were denominated in European currencies, and 3 percent were denominated in Australian dollars, all against Swedish kronor and Italian lira. The average fair value of contracts held during 1995 was a net of $9,729. The fair value at December 31, 1995, was a net asset of $27,451 and the net gain realized from the trading program in 1995 was $57,866.

     These contracts generally have maturities that do not exceed 12 months and require the company to exchange currencies at agreed-upon rates at maturity. The counterparties to the contracts consist of a limited number of major international financial institutions. The company does not expect any losses from credit exposure.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the company's financial instruments were as follows:

                                                    DECEMBER 31, 1995         DECEMBER 31, 1994
                                                   --------------------    ------------------------
                                                   CARRYING      FAIR       CARRYING        FAIR
                                                    AMOUNT      VALUE        AMOUNT        VALUE
                                                   --------    --------    ----------    ----------
Financial assets:
  Short-term investments........................   $973,656    $973,656    $1,134,130    $1,134,130
  Long-term investments.........................    715,348     720,659       768,150       740,781
  Forward currency exchange contracts
     Designated hedges..........................     27,929      27,929        15,888        15,888
     Trading....................................     27,451      27,451        11,518        11,518
Financial liabilities:
  Short-term debt...............................    524,429     524,429       766,027       766,027
  Long-term debt................................    603,108     618,499       678,193       647,216
  Guaranteed ESOP debt..........................    267,200     319,138       274,800       293,000

     Because maturities are short-term, fair values approximate carrying amounts for cash and cash equivalents, short-term investments, accounts receivable, short-term debt, and accounts payable. Fair values of forward currency exchange contracts, long-term investments, long-term debt, and guaranteed ESOP debt were estimated based on quoted market prices for the same or similar instruments or discounted cash flows.

16. CONCENTRATIONS OF CREDIT RISK

     The company invests excess cash in deposits with major banks throughout the world and in high-quality short-term liquid instruments. Such investments are made only in instruments issued or enhanced by high-quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk. The company has not incurred losses related to these investments.

     The company sells a broad range of pharmaceutical products to a diverse group of customers operating throughout the world. In the U.S. and Japan, the company makes substantial sales to relatively few large wholesale customers. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

17. SHAREHOLDERS' EQUITY

     Preferred Stock -- The Series A Convertible Perpetual Preferred Stock is held by the Employee Stock Ownership Trust (ESOP Trust). The terms of the Series A Preferred Stock are equivalent to the terms of the Series B Convertible Perpetual Preferred Stock that had been issued by Upjohn, which was exchanged for the new preferred stock on a one-for-one basis in connection with the merger. The per-share stated value is $40,300, and the preferred stock ranks senior to the company's common stock as to dividends and liquidation rights. Each share is convertible, at the holder's option, into 1,450 shares of the company's common stock and has voting rights equal to 1,450 shares of common stock. The company may redeem the preferred stock at any time after July 20, 1999, or upon termination of the ESOP at a minimum price of $40,300 per share. Dividends, at the rate of 6.25 percent, are cumulative, paid quarterly and charged against retained earnings.

     Common Stock -- The number of common shares outstanding at December 31, 1995, was 506,625,800. The number of common shares deemed to be outstanding, for purposes of these financial statements at December 31, 1994 and 1993, was 504,707,825 and 505,114,503, respectively.

     A dividend of $.27 per share was declared on common stock in December 1995, payable in February 1996.

     Capital in Excess of Par Value -- Amounts of paid-in capital that exceed the par value ($.01 per share) of the company's common stock are recorded in this account, including all such amounts that were attributed to previously outstanding Pharmacia common shares and Upjohn common stock. This method was followed for all periods covered by the financial statements, because the new common stock is assumed to have been outstanding for all periods preceding the merger.

     Note Receivable from ESOP Trust -- The note matures on February 1, 2005; bears interest at 6.25 percent; and may be repaid, in whole or in part, at any time. Accrued interest at the end of any calendar year shall be added to the note principal.

     ESOP Deferred Compensation -- Upon recognition of the company's guarantee of the debt of the ESOP Trust, an offsetting charge was made to shareholders' equity. To the extent the company recognizes expense more rapidly than the corresponding cash contributions are made, this account is reduced. The account has diminished because the company's ESOP Trust debt guarantee commitment declined beginning in 1995 (see Notes 11 and 18).

     Currency Translation Adjustments -- This account includes all adjustments that arise from translating the financial statements of non-U.S. subsidiaries from local currencies into U.S. dollars (see Note 2).

     Other Shareholders' Equity -- At December 31, 1995, other shareholders' equity is comprised of net unrealized gains (net of deferred taxes) relating to investments categorized as available-for-sale and marked-to-market of $30,859 and treasury stock of $18.

     Shareholder Rights Plan -- Each share of the former Upjohn common stock included one-third of a right, which entitled the holder to purchase additional shares of Upjohn stock under specified limited circumstances. In connection with the merger, the rights were redeemed for $.05 per right, pursuant to the rights plan. A total of $2,869 was paid to former Upjohn shareholders and has been included in dividends declared and charged against retained earnings.

18. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)

     The ESOP is a funding vehicle for the Employee Savings Plan covering certain U.S. employees. As the ESOP Trust makes debt principal and interest payments, a proportionate amount of preferred stock is released for allocation to plan participants. The preferred shares are allocated to participants' accounts based upon their respective savings plan contributions and the dividends earned on their previously allocated preferred shares. As of December 31, 1995, 1,204.8 preferred shares had been released and allocated; 255.0 shares were released but unallocated; and 5,760.1 shares remained unreleased, of which
76.4 shares are committed to be released.

     Under the agreement whereby the company guaranteed third-party debt of the ESOP Trust, the company is obligated to contribute sufficient cash annually to the Trust to enable it to make required principal and interest payments. The company satisfies this annual cash flow requirement through payment of dividends on all preferred shares outstanding plus cash contributions. The company has fully and unconditionally guaranteed the ESOP Trust's payment obligations whether at maturity, upon redemption, upon declaration of acceleration, or otherwise. The holders of the debt securities have no recourse against the assets of the ESOP Trust except in the event that the Trust defaults on payments due and the company also fails to make such payments. In that event, the holders may have recourse against unallocated funds held by the Trust. At December 31, 1995, assets of the ESOP Trust consisted primarily of $290,778 of Pharmacia & Upjohn, Inc., Series A Convertible Perpetual Preferred Stock.

     ESOP expense is determined as follows: A portion of future debt principal payments is attributed to each year of the plan based on the number of shares allocated during the period. This accelerated principal amount is combined with debt interest and factored by 80 percent. From this formula-driven amount, the company deducts interest earned on the note receivable from the ESOP Trust and dividends paid on all preferred stock held by the Trust to arrive at net ESOP expense.

     Key measures of the ESOP were:

                                                                     YEARS ENDED DECEMBER 31,
                                                                   -----------------------------
                                                                    1995       1994       1993
                                                                   -------    -------    -------
Interest expenses of ESOP Trust.................................   $29,018    $28,895    $28,779
Dividend income of ESOP Trust...................................    18,268     18,489     18,606
Company contribution to ESOP Trust..............................     8,114      8,001      7,870
Company ESOP expense (net)......................................    13,705     13,368     12,344

19. EMPLOYEE STOCK OPTIONS

     Employee stock options have a 10-year duration and are exercisable after one year of employment, following the grant date. At December 31, 1995, 789 current and former employees held options for 12,570,699 shares, of which 11,844,223 were exercisable. Options for 2,730,225 shares, 5,078,167 shares and 7,747,801 shares were available for future grants at December 31, 1995, 1994 and 1993, respectively. A new provision, effective in 1996, changes the number of shares authorized and available for granting each year to equal 1.25% of the outstanding common shares.

     Under the plan, upon the stock-for-stock exercise of any nonqualified or incentive stock options, an active employee will receive a new, nonqualified "reloaded" stock option at the then-current market price for the number of shares surrendered to exercise an option. The "reloaded" stock option will have an exercise term equal to the time remaining of the original exercised option.

     Changes in outstanding options were as follows:

                                                                      OPTION PRICE      NUMBER
                                                                       PER SHARE      OF SHARES
                                                                      ------------    ----------
Balance outstanding, January 1, 1993...............................   $ 6.15-31.81    10,379,334
Granted............................................................    19.44-22.24     3,084,792
Exercised..........................................................     6.15-21.90       (69,920)
Canceled...........................................................     6.51-31.81      (706,085)
                                                                      ------------    ----------
Balance outstanding, December 31, 1993.............................   $ 6.51-31.81    12,688,121
Granted............................................................    19.74-24.78     2,795,195
Exercised..........................................................     6.51-24.23      (399,755)
Canceled...........................................................     6.51-31.81      (785,120)
                                                                      ------------    ----------
Balance outstanding, December 31, 1994.............................   $ 8.50-31.81    14,298,441
Granted............................................................    20.60-39.69     2,558,295
Exercised..........................................................     8.50-39.69    (4,075,684)
Canceled...........................................................    17.07-39.69      (210,353)
                                                                      ------------    ----------
Balance outstanding, December 31, 1995.............................   $ 8.50-39.69    12,570,699
                                                                                      ==========

     In accordance with the terms of the merger, the numbers of shares and option prices for options outstanding prior to the merger were adjusted to give effect to the exchange ratio of one Upjohn share for 1.45 shares of the company's common stock.

20. RETIREMENT BENEFITS

     The company has various pension plans covering substantially all employees. Benefits provided under the defined benefit pension plans are primarily based on years of service and the employee's compensation. The following table summarizes the funded status of the material defined benefit plans:

                                               DECEMBER 31, 1995             DECEMBER 31, 1994
                                           --------------------------    --------------------------
                                             ASSETS       ACCUMULATED      ASSETS       ACCUMULATED
                                             EXCEED        BENEFITS        EXCEED        BENEFITS
                                           ACCUMULATED      EXCEED       ACCUMULATED      EXCEED
                                            BENEFITS        ASSETS        BENEFITS        ASSETS
                                           -----------    -----------    -----------    -----------
Accumulated benefit obligation..........   $  736,302      $ 170,828      $ 594,258      $ 146,572
                                           ----------      ---------      ---------      ---------
Projected benefit obligation............   $  957,898      $ 241,127      $ 823,433      $ 185,356
Plan assets at fair value...............    1,178,026         13,987        986,909         14,013
                                           ----------      ---------      ---------      ---------
Plan assets in excess of (less than)
  projected benefit obligation..........      220,128       (227,140)       163,476       (171,343)
Unrecognized net losses.................       20,124         14,744         58,539          1,016
Unamortized net transition amount.......      (85,113 )        5,279        (96,638)         5,355
Unrecognized prior service cost.........       37,256            174         40,084          3,284
                                           ----------      ---------      ---------      ---------
Prepaid (accrued) pension cost..........   $  192,395      $(206,943)     $ 165,461      $(161,688)
                                           ==========      =========      =========      =========
Actuarial assumptions:
U.S.
  Discount rate.........................                         7.5%                    8.5 - 9.0%
  Salary growth rate....................                   4.0 - 6.5%                    4.25- 6.5%
  Return on plan assets.................                   8.5 - 9.5%                    8.0 - 9.5%
Non-U.S.
  Discount rate.........................                   5.5 - 9.5%                    6.0 - 9.5%
  Salary growth rate....................                   3.5 - 7.5%                    3.3 - 7.5%
  Return on plan assets.................                   4.75-10.0%                    4.75-10.0%

     The assets of the U.S. plans, which comprise the majority of the combined plan assets, are invested approximately two-thirds in equity securities. Fair value is determined principally by reference to publicly quoted year-end prices. The lowering of the discount rate in 1995 for U.S. plans to 7.5 percent will not have a material effect on future years' expense.

     The principal pension obligations outside the U.S. are the defined benefit plans which cover essentially all employees in the company's Swedish operations. These plans (Swedish FPG/PRI pensions) form part of a Swedish secured multi-employer pension plan which is centrally administered. The level of benefits and actuarial assumptions are established jointly for all plans, and cannot unilaterally be changed by the company.

     The consolidated net pension expense amounts reflected below are exclusive of the added costs associated with early retirement inducements offered in 1993. These incremental charges of $15,000 before tax in 1993 were included in restructuring costs.

                                                                   YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                1995         1994        1993
                                                              ---------    --------    ---------
Service cost -- benefits earned during the year............   $  42,640    $ 53,234    $  46,543
Interest cost on projected benefit obligation..............      79,967      77,349       75,595
Actual return on plan assets...............................    (231,194)      5,932     (137,825)
Net amortization and deferral..............................     133,590     (93,461)      56,092
                                                              ---------    --------    ---------
Net pension expense........................................   $  25,003    $ 43,054    $  40,405
                                                              =========    ========    =========

21. OTHER POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

     The company provides nonpension benefits to eligible retirees and their dependents, primarily in the form of medical and dental benefits.

     The following table summarizes the funded status of these plans operating principally in the U.S.:

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995        1994
                                                                          --------    --------
Actuarial present value of benefit obligation:
Retirees...............................................................   $190,637    $147,566
Fully eligible active participants.....................................      9,629      11,045
Other active participants..............................................    178,510     161,487
                                                                          --------    --------
Accumulated postretirement benefit obligation..........................    378,776     320,098
Plan assets at fair value..............................................    111,116      73,312
                                                                          --------    --------
Accumulated postretirement benefit obligation in excess of plan
  assets...............................................................    267,660     246,786
Unrecognized net gains.................................................     54,393      86,162
Unrecognized prior service cost........................................     50,932      52,216
                                                                          --------    --------
Accrued postretirement benefit cost....................................   $372,985    $385,164
                                                                          ========    ========
Actuarial assumptions:
Discount rate..........................................................        7.5%        8.5%
Return on plan assets..................................................        9.5%        9.5%
Weighted average healthcare cost trend rates:
  Initially............................................................        7.0%        7.5%
  Trending down to.....................................................       5.25%        5.5%

     The plan assets are presently invested in long-term securities. The fair value was established by the trustee of the fund.

     The composition of expense for the postretirement benefit plan is as follows:

                                                                 YEARS ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              1995          1994         1993
                                                            --------      --------      -------
Service cost.............................................   $  9,105      $ 11,969      $14,764
Interest cost............................................     26,908        25,438       31,933
Actual return on plan assets.............................    (18,439)          766       (2,914)
Net amortization and deferral............................      5,786       (10,137)        (324)
                                                            --------      --------      -------
                                                              23,360        28,036       43,459
Portion attributable to discontinued operations..........         --        (1,435)      (2,294)
                                                            --------      --------      -------
Net postretirement benefit cost, continuing operations...   $ 23,360      $ 26,601      $41,165
                                                            ========      ========      =======

     The assumption concerning healthcare cost trend rate has a significant effect on the amounts reported. For example, increasing the rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by approximately $45,000 and the total of service and interest cost components of net postretirement benefit cost for the year then ended by approximately $5,200. The lowering of the discount rate in 1995 will not have a material effect on future years' expense.

22. SEGMENT AND GEOGRAPHIC INFORMATION

     The company operates in one industry, pharmaceutical products, which includes prescription and nonprescription products for both humans and animals. The company's products are sold throughout the world to a wide range of customers including pharmacies, hospitals, chain warehouses, governments, physicians, and wholesalers and other distributors. No single customer accounts for 10 percent or more of the company's consolidated sales.

     The table below shows the company's operations by geographic area. All the sales are presented by originating area. U.S. exports to third-party customers are less than 10 percent of U.S. sales. Sales between geographic areas are priced to reflect consideration of economic circumstances and the regulations of countries in which the transferring entities are located. These transfers are eliminated in consolidation.

                                                   GEOGRAPHIC AREAS FOR YEARS ENDED DECEMBER 31,
                                                   ---------------------------------------------
                                                      1995             1994             1993
                                                   -----------      -----------      -----------
Sales to customers (includes exports):
  U.S...........................................   $ 2,205,208      $ 2,428,585      $ 2,576,782
  Sweden........................................       643,706          603,283          655,351
  Other Europe..................................     2,655,852        2,378,568        2,150,390
  Japan and Pacific.............................     1,047,689          903,567          758,953
  Other.........................................       396,614          390,357          366,011
Interarea transfers from:
  U.S...........................................       569,170          494,501          452,600
  Sweden........................................     1,011,938          856,239          755,474
  Other Europe..................................       635,106          565,784          498,404
  Japan and Pacific.............................        21,161           11,062            6,790
  Other.........................................        20,721           22,180           23,319
Eliminations....................................    (2,258,096)      (1,949,766)      (1,736,587)
                                                   -----------      -----------      -----------
                                                   $ 6,949,069      $ 6,704,360      $ 6,507,487
                                                   ===========      ===========      ===========
Earnings from continuing operations before
  income taxes:
  U.S...........................................   $   398,623      $   563,435      $   508,487
  Sweden........................................       300,763          290,335          310,477
  Other Europe..................................       308,091          296,493         (107,280)
  Japan and Pacific.............................        89,265           49,116           56,627
  Other.........................................        39,651           71,897            9,425
                                                   -----------      -----------      -----------
                                                   $ 1,136,393      $ 1,271,276      $   777,736
                                                   ===========      ===========      ===========
Identifiable assets, December 31:
  U.S...........................................   $ 4,291,947      $ 4,227,195      $ 3,801,893
  Sweden........................................     3,315,370        2,875,230        2,513,289
  Other Europe..................................     2,808,482        2,901,311        2,378,874
  Japan and Pacific.............................       800,559          736,405          714,411
  Other.........................................       244,243          206,987          207,809
Discontinued operations (net)...................            --               --          278,344
                                                   -----------      -----------      -----------
                                                   $11,460,601      $10,947,128      $ 9,894,620
                                                   ===========      ===========      ===========

                                 QUARTERLY DATA

                                                                       FIRST          SECOND         THIRD          FOURTH
                         1995 (UNAUDITED)                             QUARTER        QUARTER        QUARTER        QUARTER
- ------------------------------------------------------------------   ----------     ----------     ----------     ----------
                                                                       (U.S. DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE
                                                                     DATA)
Net sales.........................................................   $1,681,265     $1,770,306     $1,692,726     $1,804,772
Other revenue.....................................................       58,019         37,221         28,799         21,511
                                                                     ----------     ----------     ----------     ----------
TOTAL OPERATING REVENUE...........................................    1,739,284      1,807,527      1,721,525      1,826,283
Operating costs and expenses:
  Cost of products sold...........................................      480,163        492,400        494,336        513,139
  Research and development........................................      294,577        323,666        303,503        331,820
  Marketing, administrative & other...............................      600,469        670,659        648,087        697,342
  Restructuring charges...........................................           --         11,804             --         91,600
  Merger costs....................................................           --             49          1,870        136,274
                                                                     ----------     ----------     ----------     ----------
OPERATING INCOME..................................................      364,075        308,949        273,729         56,108
Interest income...................................................       44,886         53,704         57,631         60,430
Interest expense..................................................      (22,077)       (22,926)       (24,929)       (24,207)
Currency exchange gains (losses)..................................      (31,703)         7,396         39,038         (1,660)
All other, net....................................................         (262)        (1,295)          (771)           277
                                                                     ----------     ----------     ----------     ----------
EARNINGS BEFORE INCOME TAXES......................................      354,919        345,828        344,698         90,948
Provision for income taxes........................................      117,100        114,100        113,800         52,700
                                                                     ----------     ----------     ----------     ----------
NET EARNINGS......................................................      237,819        231,728        230,898         38,248
Dividends on preferred stock (net of tax).........................        3,068          3,118          3,109          3,246
                                                                     ----------     ----------     ----------     ----------
NET EARNINGS ON COMMON STOCK......................................   $  234,751     $  228,610     $  227,789     $   35,002
                                                                     ==========     ==========     ==========     ==========
NET EARNINGS PER COMMON SHARE:
  Primary.........................................................        $0.46          $0.45          $0.45          $0.07
  Fully diluted...................................................        $0.46          $0.44          $0.44          $0.07
1994 (UNAUDITED)
Net sales.........................................................   $1,648,732     $1,700,976     $1,618,083     $1,736,569
Other revenue.....................................................       33,137         14,646         37,028         33,611
                                                                     ----------     ----------     ----------     ----------
TOTAL OPERATING REVENUE...........................................    1,681,869      1,715,622      1,655,111      1,770,180
Operating costs and expenses:
  Cost of products sold...........................................      448,420        479,140        483,758        478,536
  Research and development........................................      285,391        280,114        280,633        316,614
  Marketing, administrative & other...............................      639,156        642,879        588,616        715,984
  Restructuring charges...........................................           --             --          6,900         12,937
                                                                     ----------     ----------     ----------     ----------
OPERATING INCOME..................................................      308,902        313,489        295,204        246,109
Interest income...................................................       33,750         38,892         39,183         45,429
Interest expense..................................................      (28,534)       (30,182)       (28,937)       (24,464)
Currency exchange gains (losses)..................................        9,891         (7,037)        10,364          8,903
All other, net....................................................        2,188         (2,688)        38,016          2,798
                                                                     ----------     ----------     ----------     ----------
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES...........      326,197        312,474        353,830        278,775
Provision for income taxes........................................      112,342        107,616        121,859         96,008
                                                                     ----------     ----------     ----------     ----------
EARNINGS FROM CONTINUING OPERATIONS...............................      213,855        204,858        231,971        182,767
Discontinued operations, net......................................       10,864          2,016         (5,694)        (5,511)
                                                                     ----------     ----------     ----------     ----------
NET EARNINGS......................................................      224,719        206,874        226,277        177,256
Dividends on preferred stock (net of tax).........................        3,037          3,089          3,005          3,160
                                                                     ----------     ----------     ----------     ----------
NET EARNINGS ON COMMON STOCK......................................   $  221,682     $  203,785     $  223,272     $  174,096
                                                                     ==========     ==========     ==========     ==========
NET EARNINGS PER COMMON SHARE:
Primary
  Earnings from continuing operations.............................        $0.42          $0.40          $0.45          $0.36
  Net earnings....................................................        $0.44          $0.40          $0.44          $0.35
Fully diluted
  Earnings from continuing operations.............................        $0.41          $0.40          $0.44          $0.35
  Net earnings....................................................        $0.43          $0.40          $0.43          $0.34

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PHARMACIA & UPJOHN SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................     2
Definitions, Trademarks...............     2
Prospectus Summary....................     3
The Company...........................     7
Market Price Information..............     8
Dividends.............................     8
Selected Consolidated Financial
  Data................................     9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    10
Business..............................    24
Selling Stockholder...................    44
Underwriting..........................    45
Validity of Shares....................    47
Experts...............................    48
Available Information.................    48
Miscellaneous.........................    49
Index to Consolidated Financial
  Statements..........................   F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   46,000,000
                             SHARES OF COMMON STOCK

                            LOGO: PHARMACIA & UPJOHN
                             ---------------------

                                   PROSPECTUS
                             ---------------------
                           Joint Global Coordinators
                             and Joint Bookrunners
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                             ---------------------
                              MERRILL LYNCH & CO.
                              GOLDMAN, SACHS & CO.
                            BEAR, STEARNS & CO. INC.
                               J.P. MORGAN & CO.
                              MORGAN STANLEY & CO.
                     INCORPORATED

                                 July    , 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the fees and expenses payable by Pharmacia & Upjohn, Inc. in connection with the Common Stock being registered hereby:

        Securities and Exchange Commission registration fee.............  $  758,158
        NASD Filing Fee.................................................      30,500
        Legal fees and expenses.........................................     500,000
        Accountants' fees and expenses..................................     150,000
        Blue sky fees and expenses......................................      22,500
        Printing........................................................     500,000
        Miscellaneous...................................................      38,842
                                                                          ----------
                                                                          $2,000,000
                                                                          ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. The Registrant's Certificate of Incorporation and By-laws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into Indemnification Agreements with its executive officers and directors. The Registrant has also purchased and maintained insurance for its officers, directors, employees or agents against liabilities which an officer, a director, an employee or an agent may incur in his capacity as such.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


EXHIBIT                                             DESCRIPTION
- -------           -------------------------------------------------------------------------------
  1         --    Form of U.S. Underwriting Agreement.
  3(a)      --    Restated Certificate of Incorporation (incorporated by reference to Exhibit 4.1 to Pharmacia & Upjohn's Registration Statement on Form S-8 filed May 3, 1996).
  3(b)      --    Restated By-laws (incorporated by reference to Exhibit 4.2 to Pharmacia &
                  Upjohn's Registration Statement on Form S-8 filed May 3, 1996).
  4         --    Restated Certificate of Incorporation and Restated By-laws of Pharmacia &
                  Upjohn (incorporated by reference to Exhibits 4.1 and 4.2 to Pharmacia &
                  Upjohn's Registration Statement on Form S-8 filed May 3, 1996).
  5         --    Opinion of Sullivan & Cromwell.
 15         --    Letter from Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP, concerning unaudited interim financial information.
 23(a)      --    Consent of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP.
 23(b)      --    Consent of Sullivan & Cromwell (included in Exhibit 5).
+24         --    Powers of Attorney.

     (b) Financial Statement Schedules.

     Schedules are omitted because they are either not required, are not applicable or because equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

     (c) Reports, Opinions and Appraisals.

     Not applicable.
- ---------------


+ Previously filed.


ITEM 17. UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN LONDON, ON THIS 23RD DAY OF JULY, 1996.


                                          PHARMACIA & UPJOHN, INC.


                                          By:    /s/ JOHN L. ZABRISKIE, PH.D.


                                            ------------------------------------
                                                   John L. Zabriskie, Ph.D.
                                                  President, Chief Executive
                                                           Officer
                                                         and Director

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


              SIGNATURE                                  TITLE                         DATE
- -------------------------------------   ---------------------------------------   --------------
                  *                     Chairman of the Board and Director        July 23, 1996
- -------------------------------------
             Jan Ekberg
    /S/ JOHN L. ZABRISKIE, PH.D.        President, Chief Executive Officer and    July 23, 1996
- -------------------------------------   Director
      John L. Zabriskie, Ph.D.
       /S/ ROBERT C. SALISBURY          Executive Vice President (Chief           July 23, 1996
- -------------------------------------   Financial Officer and Chief Accounting
         Robert C. Salisbury            Officer)
                  *                                    Director                   July 23, 1996
- -------------------------------------
          Richard H. Brown
                  *                                    Director                   July 23, 1996
- -------------------------------------
          Frank C. Carlucci
                                                       Director                   July   , 1996
- -------------------------------------
             Gustaf Douglas
                                                       Director                   July   , 1996
- -------------------------------------
          M. Kathryn Eickhoff
                                                       Director                   July   , 1996
- -------------------------------------
            Daryl F. Grisham
                     *                                 Director                   July 23, 1996
- -------------------------------------
               Soren Gyll
                     *                                 Director                   July 23, 1996
- -------------------------------------
           William E. LaMothe
                     *                                 Director                   July 23, 1996
- -------------------------------------
              Goran Linden

              SIGNATURE                                  TITLE                         DATE
- -------------------------------------   ---------------------------------------   --------------
                     *                                 Director                   July 23, 1996
- -------------------------------------
           Berthold Lindqvist
                     *                                 Director                   July 23, 1996
- -------------------------------------
               Olof Lund
                                                       Director                   July   , 1996
- -------------------------------------
         William D. Mulholland
                     *                                 Director                   July 23, 1996
- -------------------------------------
           William U. Parfet
                     *                                 Director                   July 23, 1996
- -------------------------------------
              Ulla Reinius
                     *                                 Director                   July 23, 1996
- -------------------------------------
            Bengt Samuelsson


   * By    /S/ JOHN L. ZABRISKIE, PH.D.
          -----------------------------
            John L. Zabriskie, Ph.D.
               Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT                                         DESCRIPTION                                  PAGE
- --------          ------------------------------------------------------------------------   -----
   1        --    Form of U.S. Underwriting Agreement.
   3(a)     --    Restated Certificate of Incorporation (incorporated by reference to
                  Exhibit 4.1 to Pharmacia & Upjohn's Registration Statement on Form S-8
                  filed May 3, 1996).
   3(b)     --    Restated By-laws (incorporated by reference to Exhibit 4.2 to Pharmacia
                  & Upjohn's Registration Statement on Form S-8 filed May 3, 1996).
   4        --    Restated Certificate of Incorporation and Restated By-laws of Pharmacia
                  & Upjohn (incorporated by reference to Exhibits 4.1 and 4.2 to Pharmacia
                  & Upjohn's Registration Statement on Form S-8 filed May 3, 1996).
   5        --    Opinion of Sullivan & Cromwell.
  15        --    Letter from Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP, concerning unaudited interim financial information.
  23(a)     --    Consent of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP.
  23(b)     --    Consent of Sullivan & Cromwell (included in Exhibit 5).
 +24        --    Powers of Attorney.


- ---------------


+ Previously filed.